As filed with the Securities and Exchange Commission on July 9, 1999

                                                       Registration No. 33-97090

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           ---------------------------
                        POST-EFFECTIVE AMENDMENT NO. 5 to
                                    FORM S-1
                             REGISTRATION STATEMENT
                                    UNDER THE
                             SECURITIES ACT OF 1933
                           ---------------------------


                               ACG Holdings, Inc.
                          American Color Graphics, Inc.
           (Exact name of registrants as specified in their charters)


           Delaware                           2750                 62-1395968
           New York                           2750                 16-1003976
(State or other jurisdiction of   (Primary standard industrial  (I.R.S. employer
incorporation or organization)     classification code number)   identification
                                                                     numbers)


         ACG Holdings, Inc.                       American Color Graphics, Inc.
        225 High Ridge Road                            100 Winners Circle
    Stamford, Connecticut 06905                    Brentwood, Tennessee 37027
          (203) 977-8101                                (615) 377-0377
    (Address, including zip code, and telephone number, including area code, of registrants' principal executive offices)


                                TIMOTHY M. DAVIS
      Senior Vice President - Administration, General Counsel and Secretary
                               ACG Holdings, Inc.
                          American Color Graphics, Inc.
                               225 High Ridge Road
                           Stamford, Connecticut 06905
                                 (203) 977-8101
    (Name, address, including zip code, and telephone number, including area code, of agent for service for both registrants)

                           ---------------------------
                                   Copies to:
                               ANDREW R. SCHLEIDER
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

     Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. |X|

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|
                           ---------------------------

     This Post-Effective Amendment shall become effective in accordance with
Section 8(c) of the Securities Act of 1933.

================================================================================

Prospectus

                          American Color Graphics, Inc.
               12 3/4% SENIOR SUBORDINATED EXCHANGE NOTES DUE 2005

                                ----------------
          Unconditionally Guaranteed on a Senior Subordinated Basis by
                               ACG Holdings, Inc.

                                ----------------


     Interest on the 12 3/4% Senior Subordinated Exchange Notes Due 2005 is payable semiannually on February 1 and August 1 of each year. American Color Graphics may redeem any of the Notes beginning on August 1, 2000. The initial redemption price is 106.375% of their principal amount, plus accrued interest.

     The Notes rank junior to all existing and future senior indebtedness of American Color Graphics, Inc. and to all liabilities of its subsidiaries. The Notes will rank equally with any future senior subordinated indebtedness of American Color Graphics and will rank senior to any future subordinated indebtedness of American Color Graphics.

     The Notes are fully and unconditionally guaranteed on an unsecured senior subordinated basis by ACG Holdings. ACG Holdings has no significant assets other than the capital stock of American Color Graphics, all of which is pledged to secure senior indebtedness of ACG Holdings.

                                ----------------


     Investing in the Notes involves risks. See "Risk Factors" beginning on page 11.

     The Notes have received ratings from Moody's Investors Services Inc. and Standard and Poor's Ratings Services which are below "investment grade" and there is no required rating that must be maintained.

                                ----------------


     The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                ----------------


     Morgan Stanley & Co. Incorporated and Dean Witter Reynolds Inc. (collectively, "Morgan Stanley Dean Witter") will use this prospectus in connection with offers and sales of the Notes in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. Morgan Stanley Dean Witter may act as principal or agent in the transactions. American Color Graphics will receive no portion of the proceeds of the sales of the Notes and will bear the expenses incident to the registration of the Notes. If Morgan Stanley Dean Witter conducts any market-making activities, it may be required to deliver a "market-making prospectus" when effecting offers and sales of the Notes because of the equity ownership of ACG Holdings by certain private investment partnerships, which are affiliates of Morgan Stanley Dean Witter. For so long as a market-making prospectus is required to be delivered, the ability of Morgan Stanley Dean Witter to make a market in the Notes may be dependent, in part, on the ability of American Color Graphics and ACG Holdings to maintain a current market-making prospectus.







July 9, 1999

                                TABLE OF CONTENTS



                                                                            Page
                                                                            ----

Prospectus Summary ..........................................................  3
Risk Factors ................................................................ 11
Use of Proceeds ............................................................. 17
Capitalization .............................................................. 18
Selected Historical Financial Data .......................................... 19
Management's Discussion and Analysis of Financial Condition
   and Results of Operations ................................................ 22
Business .................................................................... 22
Management .................................................................. 22
Certain Transactions ........................................................ 22
Security Ownership of Certain Beneficial Owners and Management .............. 22
Description of the Credit Agreement ......................................... 23
Description of the Notes .................................................... 25
Certain Federal Income Tax Considerations ................................... 58
Plan of Distribution ........................................................ 60
Legal Matters ............................................................... 60
Experts ..................................................................... 60
Available Information ....................................................... 61
Forward-Looking Statement ................................................... 61
Appendix 1: Holdings' and Graphics' Annual
   Report on Form 10-K for the Fiscal
   Year Ended March 31, 1999


                                -----------------

         You should rely only on information contained in this prospectus. We have not authorized anyone else to provide you with different information. Neither we nor Morgan Stanley Dean Witter are making an offer to sell or seeking offers to buy Notes in any state where the offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus.

                               PROSPECTUS SUMMARY

         The following summary highlights detailed information appearing elsewhere in this prospectus. As used in this prospectus, unless the context suggests otherwise, the terms "we," "us," "our" and "ours" refer to ACG Holdings, Inc. and its subsidiaries, including its wholly-owned subsidiary, American Color Graphics, Inc., the term "Graphics" refers to American Color Graphics, Inc. and its subsidiaries and the term "Holdings" refers to ACG Holdings, Inc. Our fiscal year ends on March 31 and references to our fiscal years are to the years in which they end. For example, the term "Fiscal Year 1999" refers to the year ended March 31, 1999. Market data used throughout this prospectus was obtained from industry publications and our internal company estimates. While we believe the market data is reliable, the accuracy of the data has not been independently verified and cannot be guaranteed.

         We are a successor to a business that commenced operations in 1926, and are one of the largest national diversified commercial printers in North America with ten printing plants in eight states and Canada, ten prepress facilities located throughout the United States and one digital visual effects facility, that provides special effects services for the motion picture industry, located in California. We operate primarily in two business segments of the commercial printing industry: printing, which accounted for approximately 83% of total sales during Fiscal Year 1999, and digital imaging and prepress services conducted through our American Color division, which accounted for approximately 16% of total sales in Fiscal Year 1999. Our printing business produces retail advertising inserts, comics (newspaper Sunday comics, comic insert advertising and comic books), and other publications. Our digital imaging and prepress services business assists customers in the capture, manipulation, transmission and distribution of images. The majority of American Color's work leads to the production of four-color separations in a format appropriate for use by printers. Our printing business and American Color division are both headquartered in Nashville, Tennessee. Partnerships affiliated with Morgan Stanley Dean Witter & Co. currently own 61.7% of the outstanding common stock and 72.7% of the outstanding preferred stock of Holdings.

         Printing. Our printing business, which accounted for approximately 83% of our sales in Fiscal Year 1999, produces retail advertising inserts, comics (newspaper Sunday comics, comic insert advertising and comic books), and other publications.

         Retail Advertising Inserts (81% of printing sales in Fiscal Year 1999). We believe that we are one of the largest printers of retail advertising inserts in the United States. We printed advertising inserts for approximately 300 retailers in Fiscal Year 1999. Retail advertising inserts are preprinted advertisements, generally in color, that display products sold by a particular retailer or manufacturer. Advertising inserts are used extensively by many different retailers, including discount, department, supermarket, home center, drug and automotive stores. Inserts are an important and cost effective means of advertising for these merchants. Advertising inserts are primarily distributed through insertion in newspapers but are also distributed by direct mail or in-store by retailers. They generally advertise for a specific, limited sale period. As a result, advertising inserts are both time sensitive and seasonal.

         Comics (13% of printing sales in Fiscal Year 1999). We believe that we are one of the largest printers of comics in the United States. We print Sunday comics for over 300 newspapers in the United States and Canada and print a significant share of the annual comic book requirements of Marvel Entertainment Group, Inc.

         Other Publications (6% of printing sales in Fiscal Year 1999). We print local newspapers, T.V. guide listings and other publications.

         In January 1998, we approved a plan for our printing division which was designed to improve responsiveness to customer requirements, increase asset utilization and reduce overhead costs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Restructuring Costs and Other Special Charges" and note 14 to our consolidated financial statements appearing elsewhere in this prospectus.

         Digital Imaging and Prepress Services. Our digital imaging and prepress services business, which is conducted by our American Color division, accounted for approximately 16% of our sales in Fiscal Year 1999. We believe American Color is one of the largest full-service providers of digital imaging, prepress and color separation services in the United States and a technological leader in its industry. American Color commenced operations in 1975 and maintains 10 full service locations nationwide.

         American Color assists its customers in the capture, manipulation, transmission and distribution of images. The majority of this work leads to the production of four-color separations in a format appropriate for use by printers. American Color makes page changes, including typesetting, and combines digital page layout information with electronically captured and color-corrected four-color images. From these digital files, proofs, final corrections and, finally, four-color films or digital output are produced for each advertising or editorial page. The final four-color films or digital output enable printers to prepare plates for each color resulting in the appearance of full color in the printed page.

         American Color's revenue from these traditional services is being supplemented by new revenue sources from electronic prepress services such as digital image storage, facilities management (operating digital imaging and prepress service facilities at a customer location), computer-to-plate services, creative services, consulting and training services, multimedia and internet services, and software and data-base management. American Color has been a leader in implementing these new technologies, enabling it to reduce unit costs and effectively service the increasingly complex demands of its customers more quickly than many of its competitors. American Color has also been one of the leaders in the integration of electronic page make-up, microcomputer-based design and layout, and digital cameras into prepress production.

         The digital imaging and prepress services industry is highly fragmented, primarily consisting of smaller local and regional companies, with only a few national full-service digital imaging and prepress companies such as American Color, none of which has a significant nationwide market share. Many smaller digital imaging and prepress companies have left the industry in recent years due to their inability to keep pace with technological advances in the industry.

         In March 1999, we approved a restructuring plan for our American Color division which was designed to primarily:

          o consolidate certain facilities in order to improve asset utilization and operational efficiency,

          o modify the organizational structure as a result of facility consolidation and other changes and

          o    reduce overhead and other costs.

         See "Management's Discussion and Analysis of Financial Condition and Results of Operations --Restructuring Costs and Other Special Charges" and note 14 to our consolidated financial statements appearing elsewhere in this prospectus.

Competitive Advantages and Strategy

         Competitive Advantages. We believe that we have the following competitive advantages in our printing and digital imaging and prepress services businesses:

         Modern Equipment. We believe that our web heatset offset and flexographic web printing equipment is among the most advanced in the industry and that the average age of our equipment is significantly less than the majority of our regional competitors and is comparable to our major national competitors. We are also committed to a comprehensive, long-term maintenance program, which enhances the reliability and extends the life of our presses and other production equipment. We also believe that our digital imaging and prepress equipment is significantly more advanced than many of our smaller regional competitors, many of whom have not incorporated digital prepress technologies and computer-to-plate services to the same extent as we have, nor adopted an open systems environment which allows greater flexibility and more efficient maintenance.

         Strong Customer Base. We provide printing services to a diverse base of customers, including approximately 300 retailers and over 300 newspapers in the United States and Canada. Our printing services customer base includes a significant number of the major national retailers and larger newspaper chains as well as numerous smaller regional retailers. Our consistent focus on providing high quality printing products and strong customer service at competitive prices has resulted in long-term relationships with many of these customers. American Color's customer base includes large and medium-sized customers in the publishing, retail and catalog businesses, many of whom also have long-term relationships with us. Although the digital imaging and prepress services business has generally been on a spot bid basis in the past, we have been successful in continuing to increase the proportion of our business under long-term contracts.

         Competitive Cost Structure. We have reduced the variable and fixed costs of production at our printing facilities over the past several years and believe we are well positioned to maintain our competitive cost structure in the future due to economies of scale. We have also reduced both labor and material costs (the principal variable production costs) in our digital imaging and prepress services business primarily through the adoption of new digital prepress production methodologies.

         Strong Management Team. We have strengthened our printing management group by hiring experienced managers with a clear focus on growth, quality and continued cost reduction, resulting in an improved cost structure and a well-defined strategy for future expansion. We have also strengthened our management group in our digital imaging and prepress services business, filling a number of senior, regional and plant management positions with individuals who we believe will manage the digital imaging and prepress services business for growth and profitability and will continue to upgrade our capabilities.

         National Presence. Our nine printing plants in the United States and one plant in Canada provide us with distribution efficiencies, strong customer service, flexibility and short turnaround times, all of which are instrumental in our continued success in servicing our large national and regional retail accounts. Our expanded sales and marketing groups provide greater customer coverage and enable us to more successfully penetrate regional markets. We believe that our ten digital imaging and prepress facilities provide us with contingency capabilities, increased capacity during peak periods, access to top quality internal technical personnel throughout the country, short turnaround time and other customer service advantages.

         Strategy. Our objective is to increase shareholder value by growing our revenues, increasing our market share and reducing costs. Our strategy to achieve this objective is as follows:

          o Grow unit volume using our national sales coverage, significant industry experience and customer-focused sales force and through continued capital expansion;

          o Continue to improve our product mix and increase our share of the retail advertising insert market and continue to adjust the mix of our customers to those that are more profitable and less seasonal, to maximize the use of our equipment and to focus on high value-added new business opportunities;

          o    Continue to reduce manufacturing costs and improve quality and

          o    Continue to make opportunistic acquisitions.

                        Summary Description of the Notes

         The following summary is provided for your convenience. You should read and consider carefully the more specific details contained elsewhere in this prospectus prior to investing in the Notes. For more detailed information on the Notes, see "Description of the Notes."

Issuer....................................     American Color Graphics, Inc.

Maturity Date.............................     August 1, 2005.

Securities................................     $185 million aggregate principal
                                               amount of 12 3/4% Senior
                                               Subordinated Exchange Notes Due
                                               2005.

Interest Payment Dates....................     February 1 and August 1.

Ranking...................................     The Notes rank junior to all
                                               existing and future senior
                                               indebtedness of Graphics,
                                               including indebtedness under our
                                               credit agreement.  The Notes will
                                               rank equally with any future
                                               senior subordinated indebtedness
                                               of Graphics and will rank
                                               senior to any future subordinated
                                               indebtedness of Graphics.

                                               At March 31, 1999, Graphics had
                                               $104.6 million of senior
                                               indebtedness, no senior
                                               subordinated indebtedness other
                                               than the Notes and no
                                               subordinated indebtedness
                                               outstanding. See "Risk Factors --
                                               Our significant debt could
                                               adversely affect our ability to
                                               fulfill our obligations under the
                                               Notes," and "-- The Notes rank
                                               junior to all senior indebtedness
                                               of Graphics and secured
                                               indebtedness under the credit
                                               agreement," and "--Holdings'
                                               guarantee of the Notes ranks
                                               junior to the guarantee by
                                               Holdings' of Graphics'
                                               obligations under the credit
                                               agreement."

Guaranty..................................     Holdings has fully and
                                               unconditionally guaranteed the
                                               payment of principal and interest
                                               on the Notes on an unsecured
                                               senior subordinated basis. The
                                               guaranty by Holdings ranks junior
                                               to all existing and future senior
                                               indebtedness of Holdings,
                                               including its guaranty of
                                               Graphics' obligations under the
                                               credit agreement. Holdings
                                               conducts no business other than
                                               as the sole shareholder of
                                               Graphics and has no significant
                                               assets other than the capital
                                               stock of Graphics, all of which
                                               is pledged to secure Holdings'
                                               obligations under the credit
                                               agreement.

Optional Redemption.......................     Graphics may redeem any of the
                                               Notes beginning on August 1,
                                               2000.  The initial redemption
                                               price is 106.375% of their
                                               principal amount, plus accrued
                                               interest.  The redemption price
                                               will decline annually to 100% of
                                               their principal amount, plus
                                               accrued interest, on and after
                                               August 1, 2002.

Change of Control Triggering
  Event...................................     Upon a change of control
                                               triggering event (as defined
                                               under "Description of the
                                               Notes"), Graphics will be
                                               required to make an offer to
                                               purchase the Notes. The purchase
                                               price will equal 101% of their
                                               principal amount plus accrued
                                               interest. The occurrence of a
                                               change of control triggering
                                               event will require Graphics to
                                               repay all indebtedness then
                                               outstanding which by its terms
                                               would prohibit Graphics from
                                               repurchasing the Notes or obtain
                                               consents from the holders of such
                                               indebtedness, including
                                               indebtedness outstanding under
                                               the credit agreement. We cannot
                                               assure you that we will have
                                               sufficient funds available to
                                               repurchase such indebtedness and
                                               the Notes.  See


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




                                               "Risk Factors -- Graphics may be
                                               unable to repurchase Notes  upon
                                               a change of control tiggering
                                               event."

Covenants.................................     The indenture relating to the
                                               Notes contains covenants that,
                                               among other things, limit the
                                               ability of Graphics and its
                                               subsidiaries to:

                                                  o    incur indebtedness,

                                                  o    pay dividends,

                                                  o    redeem capital stock,

                                                  o    make investments and make
                                                       other restricted
                                                       payments,

                                                  o    issue capital stock of
                                                       subsidiaries,

                                                  o    engage in transactions
                                                       with stockholders and
                                                       affiliates,

                                                  o    sell assets or

                                                  o    effect a merger and
                                                       consolidations.

                                               However, these limitations are
                                               subject to a number of important
                                               qualifications and exceptions.

Credit Rating.............................     The Notes have received ratings
                                               from Moody's Investors Services
                                               Inc. and Standard and Poor's
                                               Ratings Group which are below
                                               "investment grade" and there is
                                               no required rating that must be
                                               maintained.

Settlement at DTC.........................     Transfers of Notes between
                                               participants in The Depository
                                               Trust Company will be effected in
                                               the ordinary way in accordance
                                               with DTC's rules and will be
                                               settled in same-day funds.

                        SUMMARY HISTORICAL FINANCIAL DATA

         The summary historical consolidated financial data and other data presented as of and for the fiscal years ended March 31, 1995, 1996, 1997, 1998 and 1999 were derived from our audited consolidated financial statements. The summary historical financial data should be read in conjunction with "Capitalization," "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements appearing elsewhere in this prospectus.

         On August 15, 1995, we acquired Shakopee Valley Printing, Inc. ("Shakopee") by merging Shakopee with and into Graphics (the "Shakopee Merger"). The Shakopee Merger has been accounted for as a combination of entities under common control (similar to a pooling-of-interests), and accordingly, the consolidated financial statements give retroactive effect to the Shakopee Merger and include the combined operations of Holdings and Shakopee subsequent to December 22, 1994 (the date on which Shakopee became under our common control). Shakopee's financial results are not reflected in periods prior to December 22, 1994 as these periods were prior to common control ownership.

         In March 1999, we approved a restructuring plan for our American Color division, which was designed to consolidate certain facilities in order to improve asset utilization and operational efficiency, modify the organizational structure as a result of facility consolidation and other changes and reduce overhead and other costs. We recorded $4.6 million of costs under this plan in Fiscal Year 1999. In January 1998, we approved a restructuring plan for our printing division designed to improve responsiveness to customer requirements, increase asset utilization and reduce overhead costs. We recorded $3.9 million of costs under this plan in Fiscal Year 1998. In April 1995, we implemented a restructuring plan for our American Color division, which was designed to improve productivity, increase customer service and responsiveness and provide increased growth in the business. We recognized $0.9 million and $4.1 million of costs under this plan in Fiscal Year 1997 and Fiscal Year 1996, respectively. In addition, we recorded $0.9 million, $1.7 million, $1.9 million and $3.4 million of other special charges related to asset write-offs and write-downs in our printing and American Color divisions in Fiscal Year 1999, Fiscal Year 1998, Fiscal Year 1997 and Fiscal Year 1996, respectively. See note 14 to our consolidated financial statements appearing elsewhere in this prospectus.

         In February 1997, we made a strategic decision to shut down the operation of our wholly-owned subsidiary, Sullivan Media Corporation. Sullivan Media's shut down has been accounted for as a discontinued operation, and accordingly, Sullivan Media's operations are segregated in our consolidated financial statements. Sales, cost of sales and selling, general and administrative expenses attributable to Sullivan Media for Fiscal Years 1997, 1996 and 1995 have been reclassified to discontinued operations (Sullivan Media began operations in Fiscal Year 1995).

         As part of a refinancing completed on May 8, 1998 (the "1998 Refinancing"), we recorded an extraordinary loss related to early extinguishment of debt of $4.1 million, net of zero taxes. This extraordinary loss primarily consisted of the write-off of deferred financing costs related to refinanced indebtedness in the quarter ended June 30, 1998. In August 1995, as part of the Shakopee Merger and the refinancing transactions (the "1995 Refinancing"), we recorded an extraordinary loss related to early extinguishment of debt of $4.5 million, net of zero taxes. This extraordinary loss primarily consisted of the early redemption premium on Graphics' 15% Senior Subordinated Notes Due 2000 (the "15% Notes") and the write-off of deferred financing costs related to refinanced indebtedness partially offset by the write-off of a bond premium associated with the 15% Notes.

         The deficiency of earnings to cover fixed charges is computed by subtracting earnings before fixed charges, income taxes, discontinued operations and extraordinary items from fixed charges. Fixed charges consist of interest expense and one-third of operating lease rental expense, which is deemed to be representative of the interest factor. The deficiency in earnings required to cover fixed charges includes depreciation of property, plant and equipment and amortization of goodwill and other assets and non-cash charges which are reflected in cost of sales and selling, general and administrative expenses, in the following amounts (in thousands):

                                                      Fiscal Year Ended March 31,
                                   ----------------------------------------------------------------------
                                      1999             1998          1997           1996           1995
                                   ---------        ---------     ---------      ---------      ---------
Depreciation.................        $29,651          $28,124       $25,282        $21,385        $18,327
Amortization.................          4,025           10,413         9,374          9,311          8,941
Non-cash charges (gain)......          1,150            2,301         1,944          3,435        (3,311)
                                   ---------        ---------     ---------      ---------      ---------
         Total...............        $34,826          $40,838       $36,600        $34,131        $23,957
                                     =======          =======       =======        =======        =======


         EBITDA is included in the summary historical financial data because we believe that investors regard EBITDA as a key measure of a leveraged company's performance and ability to meet its future debt service requirements. EBITDA is defined as earnings before net interest expense, income tax expense, depreciation, amortization, other special charges related to asset write-offs and write-downs, other income (expense), discontinued operations and extraordinary items. EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered an alternative to net income (or any other measure of performance under generally accepted accounting principles) as a measure of performance or to cash flows from operating, investing or financing activities as an indicator of cash flows or as a measure of liquidity. Certain covenants in the indenture relating to the Notes and the credit agreement are based on EBITDA, subject to certain adjustments.

         EBITDA in Fiscal Year 1999 includes $4.6 million in restructuring costs related to the American Color division, $0.6 million of non-recurring costs associated with the consolidation of certain production facilities at the American Color division, $0.3 million of non-recurring employee termination expenses and $0.2 million of non-cash charges associated with an employee benefit program. EBITDA in Fiscal Year 1998 includes $3.9 million in restructuring costs related to the printing division, $1.5 million of non-recurring charges associated with the relocation of American Color's corporate office and various severance related expenses, and $0.7 million of certain charges associated with employee benefit programs. EBITDA in Fiscal Year 1997 includes $0.9 million of restructuring costs related to the American Color division and non-recurring employee termination expenses of $2.5 million. See note 15 to our consolidated financial statements appearing elsewhere in this prospectus. EBITDA in Fiscal Year 1996 includes $4.1 million of restructuring costs related to the American Color division. EBITDA in Fiscal Year 1995 includes a $3.3 million net gain related to a change in our defined benefit pension plans (as discussed in note (a) below).

                                                                     Fiscal Year Ended March 31,
                                                     ---------------------------------------------------------
                                                       1999       1998         1997         1996        1995
                                                       ----       ----         ----         ----        ----
                                                                       (dollars in thousands)
  Statement of Operations Data:
 Sales............................................   $520,343   $533,335     $524,551     $529,523    $433,198
 Gross profit.....................................     81,252     71,928       64,671       64,413      62,931
 Restructuring costs and other special charges ...      5,464      5,598        2,881        7,533          --
 Gain from curtailment and establishment of
    defined benefit pension plans, net............         --         --           --           --      (3,311)(a)
 Operating income.................................     29,455     12,103       10,372       12,716      24,450
 Interest expense, net............................     36,077     38,813       36,132       32,425      25,334

 Loss from continuing operations before
    extraordinary items...........................     (8,362)   (29,228)     (28,596)     (26,305)     (4,421)

 (Loss) income from discontinued operations,
    net of tax....................................         --       (667)      (3,107)       1,504(b)   17,583(b)

 Extraordinary loss on early extinguishment
    of debt.......................................     (4,106)        --           --       (4,526)         --
 Net (loss) income ...............................   $(12,468)  $(29,895)    $(31,703)    $(29,327)   $ 13,162

 Balance Sheet Data (at end of period):
 Cash and cash equivalents........................   $      0   $      0     $      0     $      0    $  4,635
 Working capital (deficit)........................     (5,451)    11,610       (8,598)       9,612       4,958
 Total assets.....................................    299,000    329,958      333,975      351,181     328,368
 Long-term debt and capitalized leases,
    including current installments................    289,589    319,657      312,309      297,617     258,201(c)

 Other Data:
 Net cash provided (used) by operating
    activities....................................   $ 48,137   $ 18,257     $ 24,313     $ (4,187)   $ 30,510
 Net cash used by investing activities............    (10,364)   (10,100)     (10,997)     (24,436)    (17,580)
 Net cash (used) provided by financing
    activities....................................    (37,812)    (8,143)     (13,312)      23,982     (17,527)
 Capital expenditures (including lease
    obligations entered into).....................     16,238     23,713       37,767       28,022      20,415
 Deficiency of earnings to cover fixed charges....     (7,839)   (27,122)     (26,005)     (21,431)     (1,869)

 EBITDA:
    Printing......................................   $ 61,627   $ 46,838     $ 46,755     $ 46,597    $ 38,357
    American Color................................      5,283      8,405        5,180        2,691      12,662
    Other.........................................     (2,624)    (2,876)      (4,963)      (2,441)        700
                                                    ---------   --------    ---------     --------    --------
      Total.......................................   $ 64,286   $ 52,367    $  46,972     $ 46,847    $ 51,719
                                                    =========   ========    =========     ========    ========

______________
(a) In October 1994, we amended our defined benefit pension plans, which resulted in the freezing of additional defined benefits for future services under the plans effective January 1, 1995. We recognized a curtailment gain of $3.7 million as a result of freezing such benefits. Also in October 1994, the Board of Directors approved a new Supplemental Executive Retirement Plan ("SERP"), which is a defined benefit plan for certain key executives. We recognized a $0.4 million expense associated with the establishment of the SERP.

(b) On February 16, 1994, we assigned the coupon free-standing insert contracts of our subsidiary, Sullivan Marketing, Inc. to News America FSI, Inc. In June 1994, we recorded income from the settlement of a lawsuit entitled Sullivan Marketing Inc. and Sullivan Graphics, Inc. v. Valassis Communications, Inc., News America FSI Inc. and David Brandon of $18.5 million, net of taxes, and when coupled with settlement expenses which had previously been accrued, the net cash proceeds resulting from this settlement were approximately $16.7 million.

      In Fiscal Year 1996, we recognized settlement of the lawsuit with EPI Group Limited and reversed certain accruals related to the estimated loss on shut down of Sullivan Marketing, Inc. The resulting effect reflected in the Fiscal Year 1996 consolidated statement of operations was $2.9 million income in discontinued operations.

(c) The balance of long-term debt outstanding at March 31, 1995 includes an additional $9.7 million relating to a purchase accounting adjustment to the 15% Notes resulting from the merger of SGI Acquisition Corp. and Holdings on April 8, 1993 (the "1993 Acquisition"). SGI Acquisition Corp. was formed by Morgan Stanley Leveraged Equity Fund II, L.P., certain institutional investors and certain members of management to acquire a majority interest in Holdings. Holdings was the surviving corporation in the merger. The principal amount payable at maturity of the 15% Notes remained at $100 million. The 15% Notes were redeemed in connection with the refinancing transactions in 1995.

                                  RISK FACTORS

         In addition to the other information and financial data contained in this prospectus, you should carefully consider the following risk factors in evaluating us, our business and an investment in the Notes.

Our significant debt could adversely affect our ability to fulfill our obligations under the Notes.

         We have had a negative net worth in each of the last nine fiscal years. At March 31, 1999, our consolidated indebtedness including capital leases was approximately $289.6 million (including $8.0 million of current installments) and our negative net worth was $119.3 million. The level of our indebtedness could have important consequences to holders of the Notes including the following:

          o our ability to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes may be limited;

          o a substantial portion of our cash flow from operations must be used to pay the principal of and interest on our indebtedness and will not be available for other purposes;

          o our level of indebtedness could limit our flexibility in planning for, or reacting to changes in, our business;

          o we are more highly leveraged than some of our competitors, which may place us at a competitive disadvantage and

          o our high level of indebtedness makes us more vulnerable in the event of a downturn in our business.

If we are not able to satisfy our obligations, including our interest payment obligations, we could default on our indebtedness, including the Notes. See "-- Our earnings before fixed charges are insufficient to cover fixed charges; we may be unable to service our debt," "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of the Credit Agreement."

         We may need additional financing in the future; however, we cannot assure you that we will be able to obtain any financing on acceptable terms or at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." In addition, the indenture relating to the Notes permits us to incur additional indebtedness to finance the acquisition of additional assets.

Our earnings before fixed charges are insufficient to cover fixed charges; we may be unable to service our debt.

         Our earnings before fixed charges were insufficient to cover fixed charges for Fiscal Year 1995, Fiscal Year 1996, Fiscal Year 1997, Fiscal Year 1998 and Fiscal Year 1999 by $1.9 million, $21.4 million, $26 million, $27.1 million and $7.8 million, respectively. See "Selected Historical Financial Data."

         We cannot assure you that we will be able to improve our earnings before fixed charges or that we will be able to meet our debt service obligations, including our obligations on the Notes. Graphics must make substantial principal and interest payments under the credit agreement during the next several years. The term loan facilities under the credit agreement require principal repayments in quarterly installments in the following aggregate annual amounts:

              Fiscal Year               Required Term Loan Principal Repayments
              -----------               ---------------------------------------
                 2000                                $     5,000
                 2001                                $ 5,580,296
                 2002                                $ 5,580,296
                 2003                                $ 5,580,296
                 2004                                $26,338,988
                 2005                                $21,205,112

If we do not generate sufficient cash flow to meet our debt service obligations, we could face liquidity problems and if we cannot raise alternative financing, we might be required to dispose of material assets or operations to meet our obligations. We cannot assure you of the timing of any sales or the proceeds which we could obtain from any sales. In addition, most of our indebtedness (other than the Notes) bears interest at floating rates (7.1% weighted average rate at March 31, 1999). If interest rates rise significantly, our ability to meet our debt service obligations, including our obligations under the Notes, may be adversely affected.

         If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on our indebtedness or, if we otherwise fail to comply with various covenants (including covenants in the credit agreement), we would be in default under the terms of the indebtedness. A default would permit the holders of our indebtedness to accelerate the maturity of the indebtedness and could cause defaults under our other indebtedness or result in our bankruptcy. A default or bankruptcy resulting from a default would result in a default on the Notes and could delay or preclude payment of principal of, or interest on, the Notes. Because the Notes rank junior in right of payment to all senior indebtedness of Graphics and at March 31, 1999, approximately 27% of our total assets were intangible assets, if holders of the Notes accelerate the maturity of the Notes, we may not be able to pay all amounts due on the Notes. Our ability to meet our obligations depends on our future performance, which is subject to prevailing economic conditions and to financial, business and other factors, including factors beyond our control. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of the Credit Agreement."

Restrictive covenants in our indenture and credit agreement may restrict our ability to pursue our business strategies.

         The indenture relating to the Notes and our credit agreement impose significant operating and financial restrictions on us. These restrictions affect, and in some cases significantly limit or prohibit our ability to, among other things:

          o    incur additional indebtedness,

          o    create liens,

          o    sell assets,

          o    engage in mergers or acquisitions and

          o    make investments.

These restrictions could also limit our ability to:

          o    effect future financings,

          o    make needed capital expenditures,

          o    react to future industry trends,

          o    withstand downturns in our business or the economy or

          o    otherwise conduct necessary corporate activities.

         Our credit agreement contains covenants that require us to meet certain financial ratios. See "Description of the Credit Agreement." Failure to comply with any of the covenants could limit the availability of borrowings under the credit agreement or result in a default. We cannot assure you that we will be able to comply with the covenants. A default under the credit agreement could result in an acceleration of the Notes. Upon acceleration, the holders of the Notes may not be paid in full because under the indenture relating to the notes, senior indebtedness of Graphics (including indebtedness under the credit agreement) would be entitled to be paid first. See "-- The Notes rank junior to all senior indebtedness of Graphics and secured indebtedness under the credit agreement."

The Notes rank junior to all senior indebtedness of Graphics and secured indebtedness under the credit agreement.

         The Notes rank junior to all senior indebtedness of Graphics, including indebtedness under the credit agreement. If a bankruptcy, liquidation or reorganization of Graphics occurs, the assets of Graphics will be available to pay obligations on the Notes only after all senior indebtedness of Graphics has been paid in full. We may not have sufficient assets remaining to pay amounts due on the Notes. See "Description of the Notes --Ranking." At March 31, 1999, Graphics had $104.6 million of senior indebtedness outstanding. At that date, Graphics' subsidiaries had approximately $0.2 million of liabilities (which were effectively senior to the Notes). In addition, the indebtedness under the credit agreement is secured by liens on substantially all of the assets of Graphics and guaranteed by Holdings, which guarantee is secured by a pledge of all of the capital stock of Graphics. See "Description of the Credit Agreement." Accordingly, if an event of default occurs under the credit agreement and the Notes, the lenders under the credit agreement will have a right before the holders of the Notes to the assets constituting collateral and may foreclose on the collateral to the exclusion of the holders of the Notes. In that event, the collateral would first be used to repay in full all amounts outstanding under the credit agreement. The assets of Graphics may not be available to satisfy the claims of holders of the Notes.

Holdings' guarantee of the Notes ranks junior to the guarantee by Holdings of Graphics' obligations under the credit agreement.

         Holdings has fully and unconditionally guaranteed the Notes on an unsecured, senior subordinated basis. Holdings' guarantee of the Notes ranks junior in right of payment to the guarantee by Holdings of Graphics' obligations under the credit agreement. Furthermore, Holdings conducts no business other than as sole shareholder of Graphics and has no significant assets other than the capital stock of Graphics, all of which has been pledged to secure Holdings' obligations under the credit agreement. As a result, currently there are no resources supporting Holdings' guarantee of the Notes that are incremental to those to which holders of the Notes already have access as direct creditors of Graphics. Generally, the indenture contains no restrictions on the activities of Holdings. See "Description of the Notes -- Guaranty."

Graphics may be unable to repurchase Notes upon a change of control triggering event.

         The credit agreement does not permit Graphics to repurchase Notes upon the occurrence of a change of control triggering event. In addition, the occurrence of a "Change of Control" under the credit agreement, which is defined to include a "Change of Control" under the Notes, would constitute an event of default under the credit agreement. See "Description of the Credit Agreement." Therefore, unless Graphics obtains a waiver, upon the occurrence of a change of control triggering event, the amounts outstanding under the credit agreement (and any other indebtedness then outstanding which by its terms would prohibit Graphics from repurchasing Notes) would have to be repaid before the holders of Notes could receive any payment. Due to Graphics' high level of indebtedness, we cannot assure you that we will have sufficient funds at the time of any change of control triggering event to pay any amounts due under the credit agreement or, thereafter, to make any required repurchases of the Notes.

         The obligation of Graphics to offer to repurchase Notes upon the occurrence of a change of control triggering event may in certain circumstances make more difficult or discourage a takeover of Graphics and Holdings and thus, the removal of incumbent management. Graphics could in the future enter into transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a change of control triggering event under the indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect Graphics' capital structure or credit ratings. Except as described under "Description of Notes -- Change of Control Triggering Event," there are no covenants or other provisions in the indenture providing for a put or increased interest rate or otherwise that would afford holders of the Notes additional protection in the event of a recapitalization transaction, a change of control of Graphics and Holdings or a highly leveraged transaction.

We are subject to competitive pressures.

         Commercial printing in the United States is a large, highly fragmented, capital-intensive industry and we compete with numerous national, regional and local printers. A trend of industry consolidation in recent years can be attributed to:

          o customer preferences for larger printers with a greater range of services,

          o    capital requirements and

          o    competitive pricing pressures.

We believe that competition in the printing business is based primarily on quality and service at a competitive price.

         American Color competes with numerous digital imaging and prepress service firms on both a national and regional basis. The industry is highly fragmented, primarily consisting of smaller local and regional companies, with only a few national full-service digital imaging and prepress companies such as American Color, none of which has a significant nationwide market share. Many smaller digital imaging and prepress companies have left the industry in recent years due to their inability to keep pace with technological advances required to service increasingly complex customer demands. We believe that the digital imaging and prepress services sector will continue to be subject to high levels of ongoing technological change and the need for capital expenditures to keep up with such change.

If we do not keep pace with technological changes, we will not be able to maintain our competitive position.

         The digital imaging and prepress services business has experienced rapid and substantial changes during the past few years primarily due to advancements in available technology, including the evolution to electronic and digital formats. Many smaller competitors have left the industry as a result of their inability to keep pace with technological advances required to service customer demands. We expect that further changes in technology will affect our digital imaging and prepress services business and that we will need to adapt to technological advances as they occur. As technology in this business continues to improve and evolve, we will need to make capital expenditures to maintain our competitive position. If we are unable to respond to future changes and advancements in digital imaging and prepress technology, our American Color business could be adversely affected.

Because our business is sensitive to paper prices, if paper prices increase severely and we are unable to pass through price increases, our business could be adversely affected.

         Our results of operations and financial condition are affected by the cost of paper, which is determined by constantly changing market forces of supply and demand over which we have no control. If we are unable to pass through price increases, severe increases in paper prices could have a material adverse effect on our profits and cash flow. Throughout Fiscal Year 1995 and the majority of Fiscal Year 1996, the printing industry experienced substantial increases in the cost of paper. In late Fiscal Year 1996 and throughout Fiscal Year 1997, however, the overall cost of paper declined. During Fiscal Year 1998, paper prices increased slightly through mid-year and then declined to near beginning of the year levels. In Fiscal Year 1999, as most grades of paper became more plentiful, paper prices declined. In accordance with industry practice, we generally pass through increases in the cost of paper to customers in the costs of our printed products, while decreases in paper costs generally result in lower prices to customers. Although we have been successful in passing through paper price increases to our customers, we cannot assure you that we will be able to pass through future paper price increases. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, increases in the cost of paper, and therefore the cost of printed advertisements, may cause some of our advertising customers to reduce their print advertising programs, which could have a material adverse effect on us.

We may be unable to effectively integrate acquired businesses.

         As part of our long-term strategy, we seek to acquire other commercial printers and other digital imaging and prepress services businesses. This strategy also entails the integration of new start-up ventures into our operations. While management has experience acquiring companies and integrating their operations into our existing operations, we may not be able to find additional attractive acquisition candidates or succeed at effectively integrating acquired business and start-up ventures into our existing business.

Our noncompliance with or liability for cleanup under environmental regulations could adversely affect our business.

         We are subject to federal, state and local laws, regulations and ordinances that:

          o govern activities or operations that may adversely affect the environment, such as discharges to air and water, as well as handling and disposal practices for solid and hazardous wastes and

          o impose liability for the costs of cleaning up, and certain damages resulting from, sites of past spills, disposals or other releases of hazardous substances.

We believe that we currently conduct our operations, and in the past have operated our business, in substantial compliance with applicable environmental laws. Noncompliance with or liability for cleanup under the environmental laws applicable to us could have a material adverse effect on our results of operations or financial condition. See "Business -- Environmental Matters."

A court could avoid the Notes or the guarantee.

         If a court of competent jurisdiction in a suit by an unpaid creditor or a representative of creditors (such as a trustee in bankruptcy or a debtor-in-possession) were to find that Graphics (or Holdings) did not receive fair consideration or reasonably equivalent value for incurring the Notes (or the guarantee) or any debt that is refinanced with the Notes and, at the time of the incurrence of the Notes (or the guarantee) or such indebtedness, Graphics (or Holdings):

          o    was insolvent,

          o    was rendered insolvent by reason of such incurrence,

          o engaged in a business or transaction for which its remaining assets constituted unreasonably small capital,

          o intended to incur, or believed that it would incur, debts beyond its ability to pay as such debts matured or

          o    intended to hinder, delay or defraud its creditors,

the court could avoid the Notes or the guarantee. If the indebtedness is avoided, the indebtedness represented by the Notes (or the guarantee) would likely be subordinated to existing and future indebtedness of Graphics (or Holdings). Management believes that the indebtedness of Graphics represented by the Notes, and the indebtedness of Holdings under its guarantee of the Notes, were incurred for proper purposes and in good faith, and that, based on present forecasts, asset valuations and other financial information at the time of issuance of the Notes, Graphics and Holdings were and are solvent, had and will have sufficient capital for carrying on their business and were and will be able to pay their debts as they mature. The measure of insolvency will vary depending upon the law of the relevant jurisdiction. Generally, however, a company would be considered insolvent for purposes of the above if the present fair saleable value of its assets is less than the amount that will be required to pay its probable liability on existing debts as they become absolute and matured.

Morgan Stanley Dean Witter & Co. controls us and its interests could be in conflict with the interests of holders of the Notes.

     Entities affiliated with Morgan Stanley Dean Witter & Co. own a substantial majority of the outstanding shares of capital stock of Holdings. Two of the current directors of Holdings, Messrs. Janson and Fry, are employees of a subsidiary of Morgan Stanley Dean Witter & Co. As a result of these relationships, Morgan Stanley Dean Witter & Co. may be deemed to control our management and policies, although such control is not exercised on a day-to-day basis. In addition, Morgan Stanley Dean Witter & Co. may be deemed to control all matters requiring stockholder approval, including the election of all directors, the adoption of amendments to our certificate of incorporation and the approval of mergers and sales of all or substantially all of our assets. Circumstances could arise under which the interests of the entities affiliated with Morgan Stanley Dean Witter & Co. could be in conflict with the interests of holders of the Notes. See "Certain Transactions" and "Security Ownership of Certain Beneficial Owners and Management."

There is no public market for the Notes.

     There is currently no established public market for the Notes. Graphics does not intend to list the Notes on any national securities exchange or to seek approval for quotation through any automated quotation system. Graphics has been advised by Morgan Stanley Dean Witter that it intends to make a market in the Notes. However, Morgan Stanley Dean Witter is not obligated to do so and any market-making activities with respect to the Notes may be discontinued at any time without notice. In addition, Morgan Stanley Dean Witter will be required to deliver a current prospectus in connection with any market-making activities and may be prohibited from engaging in market-making activities during certain distributions of securities by us. For so long as a market-making prospectus is required to be delivered, the ability of Morgan Stanley Dean Witter to make a market in the Notes may, in part, be dependent on the ability of Graphics and Holdings to maintain a current market-making prospectus. Accordingly, we cannot assure you that an active public or other market will develop for the Notes or as to the liquidity of or the trading market for the Notes. If a trading market does not develop or is not maintained, holders of the Notes may experience difficulty in reselling the Notes or may be unable to sell them at all. Any market that develops, if at all, may cease to continue at any time. If a public trading market develops for the Notes, future trading prices of the Notes will depend on many factors, including, among other things, prevailing interest rates, our results of operations and the market for similar securities and other factors, including our financial condition.


                                 USE OF PROCEEDS

         This prospectus is to be used by Morgan Stanley Dean Witter in connection with offers and sales of the Notes in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. Morgan Stanley Dean Witter may act as principal or agent in such transactions. We will not receive any portion of the proceeds of such sales.

                                 CAPITALIZATION

         The following table sets forth our consolidated capitalization as of March 31, 1999. This table should be read together with "Selected Historical Financial Data," "Description of the Credit Agreement" and our consolidated financial statements appearing elsewhere in this prospectus.



                                                                                       March 31, 1999
                                                                                       --------------
                                                                                   (dollars in thousands)
Short-term debt:
   Current installments of long-term debt and capitalized leases:
     Term loan facilities.......................................................          $     --
     Other......................................................................             7,994
                                                                                          --------
        Total short-term debt...................................................          $  7,994
                                                                                          ========

Long-term debt:
   Revolving credit facility....................................................          $     --
   Term loan facilities.........................................................            64,290
   Senior Subordinated Notes Due 2005...........................................           185,000
   Other........................................................................            32,305
                                                                                          --------
        Total long-term debt and capitalized leases,
         excluding current installments.........................................           281,595
                                                                                          --------

Stockholders' deficit:
Common Stock, voting, $.01 par value, 5,852,223 shares
   authorized, 134,250 shares issued and outstanding............................                 1
Preferred Stock, $.01 par value, 15,823 shares authorized,
   3,622 shares Series AA convertible preferred stock issued and outstanding,
   $40 million liquidation preference, and 1,606 shares Series BB convertible preferred stock issued
   and outstanding, $17.5 million liquidation preference........................                --
Additional paid-in capital......................................................            58,286
Accumulated deficit.............................................................          (174,905)
Other accumulated comprehensive loss, net of tax................................            (2,688)
                                                                                          --------
     Total stockholders' deficit................................................          (119,306)
                                                                                          --------
        Total long-term debt and stockholders' deficit..........................          $162,289
                                                                                          ========

                       SELECTED HISTORICAL FINANCIAL DATA

         The following table shows selected historical financial data as of and for the fiscal years ended March 31, 1995, 1996, 1997, 1998 and 1999. The balance sheet data as of March 31, 1995, 1996, 1997, 1998 and 1999 and the statement of operations data for the fiscal years ended March 31, 1995, 1996, 1997, 1998 and 1999 are derived from the audited consolidated financial statements for such periods and at such dates. The selected historical financial data below also reflects our discontinued wholly-owned subsidiary, Sullivan Media, and our coupon free standing insert operation previously conducted by our discontinued wholly-owned subsidiary, Sullivan Marketing. This data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements appearing elsewhere in this prospectus.

         On August 15, 1995, we acquired Shakopee by merging Shakopee with and into Graphics. The Shakopee Merger has been accounted for as a combination of entities under common control (similar to a pooling-of-interests), and accordingly, the consolidated financial statements give retroactive effect to the Shakopee Merger and include the combined operations of Holdings and Shakopee subsequent to December 22, 1994 (the date on which Shakopee became under our common control). Shakopee's financial results are not reflected in periods prior to December 22, 1994 as these periods were prior to common control ownership.

         Selling, general and administrative expenses included within the following table include amortization of goodwill in each period presented. In addition, Fiscal Year 1998 selling, general and administrative expenses includes $1.5 million of non-recurring American Color charges associated with the relocation of American Color's corporate office and various severance related expenses and $0.7 million of certain charges associated with employee benefit programs. Fiscal Year 1997 selling, general and administrative expenses include $2.5 million of non-recurring employee termination expenses. See note 15 to our consolidated financial statements appearing elsewhere in this prospectus.

         In March 1999, we approved a restructuring plan for our American Color division, which was designed to consolidate certain facilities in order to improve asset utilization and operational efficiency, modify the organizational structure as a result of facility consolidation and other changes and reduce overhead and other costs. We recorded $4.6 million of costs under this plan in Fiscal Year 1999. In January 1998, we approved a restructuring plan for our printing division designed to improve responsiveness to customer requirements, increase asset utilization and reduce overhead costs. We recorded $3.9 million of costs under this plan in Fiscal Year 1998. In April 1995, we implemented a restructuring plan for our American Color division, which was designed to improve productivity, increase customer service and responsiveness and provide increased growth in the business. We recognized $0.9 million and $4.1 million of costs under this plan in Fiscal Year 1997 and Fiscal Year 1996, respectively. In addition, we recorded $0.9 million, $1.7 million, $1.9 million and $3.4 million of other special charges related to asset write-offs and write-downs in our printing and American Color divisions in Fiscal Year 1999, Fiscal Year 1998, Fiscal Year 1997 and Fiscal Year 1996, respectively. See note 14 to our consolidated financial statements appearing elsewhere in this prospectus.

         In February 1997, we made a strategic decision to shut down the operation of our wholly-owned subsidiary, Sullivan Media Corporation. Sullivan Media's shut down has been accounted for as a discontinued operation, and accordingly, Sullivan Media's operations are segregated in our consolidated financial statements. Sales, cost of sales and selling, general and administrative expenses attributable to Sullivan Media for Fiscal Years 1997, 1996 and 1995 have been reclassified to discontinued operations (Sullivan Media began operations in Fiscal Year 1995).

         As part of a refinancing completed on May 8, 1998 (the "1998 Refinancing"), we recorded an extraordinary loss related to early extinguishment of debt of $4.1 million, net of zero taxes. This extraordinary loss primarily consisted of the write-off of deferred financing costs related to refinanced indebtedness in the quarter ended June 30, 1998. In August 1995, as part of the Shakopee Merger and the 1995 Refinancing, we recorded an extraordinary loss related to early extinguishment of debt of $4.5 million, net of zero taxes. This extraordinary loss primarily consisted of the early redemption premium on the 15% Notes and the write-off of deferred financing costs related to refinanced indebtedness partially offset by the write-off of a bond premium associated with the 15% Notes.

         The deficiency of earnings to cover fixed charges is computed by subtracting earnings before fixed charges, income taxes, discontinued operations and extraordinary items from fixed charges. Fixed charges consist of interest expense and one-third of operating lease rental expense, which is deemed to be representative of the interest factor. The deficiency in earnings required to cover fixed charges includes depreciation of property, plant and equipment and amortization of goodwill and other assets and non-cash charges which are reflected in cost of sales and selling, general and administrative expenses, in the following amounts (in thousands):


                                                     Fiscal Year Ended March 31,
                                    -------------------------------------------------------------------
                                       1999          1998          1997          1996            1995
                                    ---------     ---------     ---------     ---------       ---------
Depreciation.................        $ 29,651       $28,124       $25,282       $21,385         $18,327
Amortization.................           4,025        10,413         9,374         9,311           8,941
Non-cash charges (gain)......           1,150         2,301         1,944         3,435          (3,311)
                                    ---------     ---------     ---------     ---------       ---------
         Total...............         $34,826       $40,838       $36,600       $34,131         $23,957
                                      =======       =======       =======       =======         =======

         EBITDA is included in the selected historical financial data because we believe that investors regard EBITDA as a key measure of a leveraged company's performance and ability to meet its future debt service requirements. EBITDA is defined as earnings before net interest expense, income tax expense, depreciation, amortization, other special charges related to asset write-offs and write-downs, other income (expense), discontinued operations and extraordinary items. EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered an alternative to net income (or any other measure of performance under generally accepted accounting principles) as a measure of performance or to cash flows from operating, investing or financing activities as an indicator of cash flows or as a measure of liquidity. Certain covenants in the indenture relating to the Notes and the credit agreement are based on EBITDA, subject to certain adjustments.

         EBITDA in Fiscal Year 1999 includes $4.6 million in restructuring costs related to the American Color division, $0.6 million of non-recurring costs associated with the consolidation of certain production facilities at the American Color division, $0.3 million of non-recurring employee termination expenses and $0.2 million of non-cash charges associated with an employee benefit program. EBITDA in Fiscal Year 1998 includes $3.9 million in restructuring costs related to the printing division, $1.5 million of non-recurring charges associated with the relocation of American Color's corporate office and various severance related expenses, and $0.7 million of certain charges associated with employee benefit programs. EBITDA in Fiscal Year 1997 includes $0.9 million of restructuring costs related to the American Color division and non-recurring employee termination expenses of $2.5 million. See note 15 to our consolidated financial statements appearing elsewhere in this prospectus, EBITDA in Fiscal Year 1996 includes $4.1 million of restructuring costs related to the American Color division. EBITDA in Fiscal Year 1995 includes a $3.3 million net gain related to a change in our defined benefit pension plans (as discussed in note (a) below).

                                                                               Fiscal Years Ended March 31,
                                                       -------------------------------------------------------------------------
                                                           1999           1998            1997           1996             1995
                                                         --------       --------        --------       --------         --------
                                                                                  (dollars in thousands)
Statement of Operations Data:
Sales............................................        $520,343       $533,335        $524,551       $529,523       $433,198
Cost of Sales....................................         439,091        461,407         459,880        465,110        370,267
                                                       ----------     ----------      ----------     ----------     ----------
  Gross Profit...................................          81,252         71,928          64,671         64,413         62,931
Selling, general and administrative
  expenses.......................................          46,333         54,227          51,418         44,164         41,792
Restructuring costs and other
  special charges ...............................           5,464          5,598           2,881          7,533             --
Gain from curtailment and establish-
   ment of defined benefit pension
   plans, net....................................             ----           ----           ----            ----        (3,311)(a)
                                                       ----------     ----------      ----------     ----------     ----------
  Operating income...............................          29,455         12,103          10,372         12,716         24,450
Interest expense, net............................          36,077         38,813          36,132         32,425         25,334
Other expense....................................           1,217            412             245          1,722            985
Income tax expense ..............................             523          2,106           2,591          4,874          2,552
                                                       ----------     ----------      ----------     ----------     ----------
    Loss from continuing
    operations before extraordinary
    items........................................          (8,362)       (29,228)        (28,596)       (26,305)        (4,421)
                                                       ----------     ----------      ----------     ----------     ----------
Discontinued operations:
  Loss from operations, net of tax...............             ----           ----         (1,557)        (1,364)          (912)
  Estimated (loss) on shut down
    and gain on settlement, net of tax...........             ----          (667)         (1,550)         2,868 (b)     18,495(b)
 Extraordinary loss on early extinguishment
    of debt .....................................          (4,106)           ----            ----        (4,526)            --
                                                       -----------    ----------      ----------     ----------     ----------
    Net (loss) income............................        $(12,468)      $(29,895)       $(31,703)      $(29,327)      $ 13,162
                                                       ===========    ==========      ==========     ==========     ==========

Balance Sheet Data (at end of period):

Cash and cash equivalents........................        $      0       $      0        $      0       $      0       $  4,635
Working capital (deficit)........................          (5,451)        11,610          (8,598)         9,612          4,958
Total assets.....................................         299,000        329,958         333,975        351,181        328,368
Long-term debt and capitalized
  leases, including current
  installments ..................................         289,589        319,657         312,309        297,617        258,201(c)
Stockholders' deficit............................        (119,306)      (106,085)        (76,318)       (44,396)       (14,970)

Other Data:
Net cash provided (used) by
  operating activities...........................        $ 48,137       $ 18,257        $ 24,313       $ (4,187)      $ 30,510
Net cash used by
  investing activities...........................         (10,364)       (10,100)        (10,997)       (24,436)       (17,580)
Net cash (used) provided by
  financing activities...........................         (37,812)        (8,143)        (13,312)        23,982        (17,527)
Capital expenditures (including lease obligations
  entered into)..................................          16,238         23,713          37,767         28,022         20,415
Deficiency of earnings to
  cover fixed charges ...........................          (7,839)       (27,122)        (26,005)       (21,431)        (1,869)
EBITDA ..........................................          64,286         52,367          46,972         46,847         51,719

_______________
(a) In October 1994, we amended our defined benefit pension plans, which resulted in the freezing of additional defined benefits for future services under the plans effective January 1, 1995. We recognized a curtailment gain of $3.7 million as a result of freezing such benefits. Also in October 1994, the Board of Directors approved a new SERP, which is a defined benefit plan for certain key executives. We recognized a $0.4 million expense associated with the establishment of the SERP.

(b) On February 16, 1994, we assigned the coupon free-standing insert contracts of our subsidiary, Sullivan Marketing, Inc. to News America FSI, Inc. In June 1994, we recorded income from the settlement of a lawsuit entitled Sullivan Marketing Inc. and Sullivan Graphics, Inc. v. Valassis Communications, Inc., News America FSI Inc. and David Brandon of $18.5 million, net of taxes, and when coupled with settlement expenses which had previously been accrued, the net cash proceeds resulting from this settlement were approximately $16.7 million.

         In Fiscal Year 1996, we recognized settlement of the lawsuit with EPI Group Limited and reversed certain accruals related to the estimated loss on shut down of Sullivan Marketing, Inc. The resulting effect reflected in the Fiscal Year 1996 consolidated statement of operations was $2.9 million income in discontinued operations.

(c) The balance of long-term debt outstanding at March 31, 1995 includes an additional $9.7 million relating to a purchase accounting adjustment to the 15% Notes resulting from the 1993 Acquisition. The principal amount payable at maturity of the 15% Notes remained at $100 million. The
         15% Notes were redeemed in connection with the refinancing transactions in 1995.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

See Item 7 in Part II of the Annual Report attached as Appendix 1 hereto.

                                    BUSINESS

See Items 1, 2 and 3 in Part I of the Annual Report attached as Appendix 1 hereto.

                                   MANAGEMENT

See Items 10 and 11 in Part III of the Annual Report attached as Appendix 1 hereto.

                              CERTAIN TRANSACTIONS

See Item 13 in Part III of the Annual Report attached as Appendix 1 hereto.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

See Item 12 in Part III of the Annual Report attached as Appendix 1 hereto.

                       DESCRIPTION OF THE CREDIT AGREEMENT

         The following is a summary of the material provisions of the credit agreement. The summary is not complete. We urge you to read the credit agreement. A copy of the credit agreement is filed as an exhibit to the registration statement of which this prospectus is a part. Defined terms that are used but not defined in this section have the meanings given such terms in the credit agreement.

         On May 8, 1998, we entered into a $145 million credit agreement with a syndicate of lenders. The credit agreement comprises:

          o a $70 million revolving credit facility, which is not subject to a borrowing base limitation, maturing on March 31, 2004;

          o a $25 million amortizing term loan facility maturing on March 31, 2004; and

          o a $50 million amortizing term loan facility maturing on March 31, 2005.

         Interest under the credit agreement is floating, based upon existing market rates plus agreed-upon margin levels. In addition, we are obligated to pay specific commitment and letter of credit fees. The margin levels and fees will decrease if we achieve specified leverage ratio measures.

         Borrowings under the credit agreement are secured by substantially all of Graphics' assets. In addition, Holdings has guaranteed the indebtedness under the credit agreement, which guarantee is secured by a pledge of all of Graphics' stock.

         The credit agreement requires satisfaction of certain financial covenants including minimum consolidated EBITDA, consolidated interest coverage ratio and leverage ratio requirements.

         The $25 million term loan facility must be repaid in quarterly installments of $0 million through March 31, 2000 and approximately $1.3 million from June 30, 2000 through its maturity date. The $50 million term loan facility must be repaid in quarterly installments of $0 million through March 31, 2000 and $111,606 from June 30, 2000 through March 31, 2003 and approximately $5.3 million from June 30, 2003 through its maturity date. We are also required to prepay the loans under certain circumstances with excess cash flows and proceeds from certain sales of assets, equity and incurrence of indebtedness.

         The credit agreement restricts our ability to, among other things:

          o    consummate mergers and acquisitions,

          o    make investments,

          o    pay dividends and other distributions,

          o    incur liens,

          o    incur additional indebtedness,

          o    make capital expenditures,

          o    enter into transactions with affiliates,

          o    issue stock of subsidiaries, and

          o enter into agreements that contain restrictions affecting subsidiaries.

In addition, the agreement includes various other customary affirmative and negative covenants.

         The failure to satisfy any of the covenants will, after giving effect to any applicable grace period, constitute an event of default under the credit agreement, notwithstanding the ability of Graphics to meet its debt service obligations. The credit agreement includes other customary events of default, including cross defaults to other indebtedness, change of control provisions and certain events including bankruptcy, reorganization and insolvency. An event of default under the credit agreement would allow the lenders to accelerate or, in certain cases, would automatically cause the acceleration of, the maturity of the indebtedness under the credit agreement and would restrict the ability of Graphics to meet its obligations on the Notes.

                            DESCRIPTION OF THE NOTES

         The Notes were issued under an indenture, dated as of August 15, 1995, among Graphics, Holdings and NationsBank of Georgia, National Association, and effective December 4, 1995, The Bank of New York through acquisition of the corporate trust business of NationsBank of Georgia, National Association, as trustee (the "Trustee"). The terms of the Notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended, as in effect on the date of the indenture. A copy of the indenture is filed with the Commission as an exhibit to the Registration Statement of which this prospectus is a part. The following is a summary. The summary is not complete. We urge you to read the indenture. In this section, "Graphics" refers only to American Color Graphics, Inc. and not to any of its subsidiaries.

General

         The Notes are unsecured senior subordinated obligations of Graphics, limited to $185 million aggregate principal amount. The Notes will mature on August 1, 2005.

         Each Note will bear interest at 12 3/4% per annum from the most recent interest payment date to which interest has been paid. Interest on the Notes will be payable semiannually on February 1 and August 1 of each year. Interest will be paid to holders of record at the close of business on the January 15 or July 15 immediately preceding the interest payment date. Interest is computed on a 360-day year of twelve 30-day months.

         Interest on overdue principal and (to the extent permitted by law) on overdue installments of interest will accrue at the rate per annum borne by the Notes.

Optional Redemption

         On or after August 1, 2000, Graphics may redeem any of the Notes upon not less than 30 nor more than 60 days' notice by paying the applicable redemption price at the time of redemption, plus accrued interest to the date of redemption. The redemption price that Graphics will have to pay to redeem Notes on a redemption date that occurs during the 12-month period beginning on August 1 of the years indicated below will be the corresponding percentage of principal amount set forth below opposite such year, plus accrued interest, if any, on such Notes to the redemption date:


Year                                                         Redemption Price
-----                                                        ----------------
2000....................................................          106.375%
2001....................................................          103.188
2002 and thereafter.....................................          100.000

Sinking Fund

         There will be no mandatory sinking fund payments for the Notes.

Ranking

         Summary

         The Notes will be senior subordinated Indebtedness of Graphics. This means that the payment of principal, premium and interest on the Notes is subordinated to the prior payment in full of all of Graphics' existing and future Senior Indebtedness. See "Risk Factors--Our significant debt could adversely affect our ability to fulfill our obligations under the Notes."

         However, payment from the money or the proceeds of U.S. Government Obligations held in any defeasance trust described under "--Defeasance" below will not be subordinated in right of payment to any Senior Indebtedness or subject to the restrictions described below.

         The Guaranty will be senior subordinated Indebtedness of Holdings. The Indebtedness evidenced by the Guaranty will be subordinated on the same basis to Senior Indebtedness of Holdings as the Notes are subordinated to Graphics' Senior Indebtedness.

         At March 31, 1999, Graphics had $104.6 million of Senior Indebtedness, no senior subordinated indebtedness other than the Notes and no subordinated indebtedness outstanding and Graphics' subsidiaries had approximately $0.2 million of liabilities (which were effectively senior to the Notes).

         Terms of Subordination

         Graphics may not make any payment with respect to any Senior Subordinated Obligations if at such time there exists a default in the payment of any Senior Indebtedness unless (x) the default has been cured or waived and any acceleration of such Indebtedness has been rescinded or (y) such Senior Indebtedness has been paid in full in cash or cash equivalents. However, Graphics may make any payment with respect to the Notes without regard to the foregoing if Graphics and the Trustee receive written notice approving such payment from the Representative of such Senior Indebtedness. During the continuance of any default (other than a payment default described in the second preceding sentence) with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or after the expiration of any applicable grace periods, Graphics may not make any payment with respect to the Notes for a period (a "Payment Blockage Period") commencing upon the receipt by Graphics and the Trustee of written notice of such default from the Representative of such Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period (a "Payment Blockage Notice") and ending 179 days thereafter (or earlier (1) if such Payment Blockage Period is terminated by written notice to the Trustee and Graphics from the Person who gave such Payment Blockage Notice, (2) by repayment in full of the Designated Senior Indebtedness on behalf of which the Payment Blockage Notice was given or (3) if no default permitting acceleration of any Designated Senior Indebtedness is continuing). Notwithstanding the provisions described in the immediately preceding sentence, unless the holders of such Designated Senior Indebtedness or the Representative of such holders shall have accelerated the maturity of such Designated Senior Indebtedness, Graphics may, subject to the provisions contained in the first sentence of this paragraph, resume payments on the Notes after such Payment Blockage Period. The Notes will not be subject to more than one Payment Blockage Notice in any consecutive 360-day period, irrespective of the number of defaults with respect to Designated Senior Indebtedness during such period; provided, however, that if any Payment Blockage Notice within such 360-day period is given by or on behalf of any holders of Designated Senior Indebtedness (other than by the Bank Agent in respect of the Bank Credit Agreement), the Bank Agent may give another Payment Blockage Notice in relation to the Bank Credit Agreement within such period; provided further, however, that in no event may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any 360 consecutive day period. For purposes of the subordination provisions described hereunder, no default or event of default (excluding defaults and events of default arising under financial covenants) which existed or was continuing (it being acknowledged that any subsequent action that would give rise to an event of default pursuant to any provision under which an event of default previously existed or was continuing shall constitute a new event of default for this purpose) on the date of the commencement of any Payment Blockage Period with respect to the Designated Senior Indebtedness initiating such Payment Blockage Period shall be, or be made, the basis of the commencement of a subsequent Payment Blockage Period by the Representative of such Designated Senior Indebtedness, even if not within a period of 360 consecutive days, unless such default or event of default shall have been cured or waived for a period of not less than 90 consecutive days.

         Upon any payment or distribution of assets or securities of Graphics of any kind or character, whether in cash, property or securities, upon a total or partial liquidation or a total or partial dissolution of Graphics or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to Graphics or its property, the holders of Senior Indebtedness shall be entitled to receive payment in full of all Senior Indebtedness in cash or cash equivalents before holders of the Notes shall be entitled to receive any payment or distribution in respect of any Senior Subordinated Obligations.

         If payment of the Notes is accelerated because of an Event of Default, Graphics or the Trustee shall promptly notify the holders of Designated Senior Indebtedness (or their Representative) of the acceleration. If any Designated Senior Indebtedness is outstanding, Graphics may not make any payment in respect of Senior Subordinated Obligations until five Business Days after such notice is received and, thereafter, may pay the Senior Subordinated Obligations only if the subordination provisions of the indenture otherwise permit the payment at that time.

         By reason of the subordination provisions contained in the indenture, in the event of insolvency, creditors of Graphics who are holders of Senior Indebtedness may recover more, ratably, than the holders of the Notes, and creditors of Graphics who are not holders of Senior Indebtedness or the Notes may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than the holders of the Notes.

Guaranty

         Holdings, as primary obligor and not merely as surety, has irrevocably, fully and unconditionally guaranteed on an unsecured senior subordinated basis, the punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all obligations of Graphics under the indenture and the Notes, whether for principal of or interest on the Notes, expenses, indemnification or otherwise (all such obligations guaranteed by Holdings being herein called the "Guaranteed Obligations"). Holdings agreed to pay, on a senior subordinated basis and in addition to the amount stated above, any and all expenses (including reasonable counsel fees and expenses) incurred by the Trustee or the Holders in enforcing any rights under the Guaranty with respect to Holdings.

         The obligations of Holdings under the Guaranty are unsecured senior subordinated obligations. As such, the rights of Noteholders to receive payment by Holdings pursuant to the Guaranty will be subordinated in right of payment to the rights of holders of Senior Indebtedness of Holdings. At March 31, 1999, Holdings had outstanding $104.6 million of Senior Indebtedness, including its obligations under the Bank Credit Agreement. The indenture does not limit the incurrence of Indebtedness by Holdings.

         The Guaranty is a continuing guarantee and shall (a) remain in full force and effect until payment in full of all the Guaranteed Obligations, (b) be binding upon Holdings and (c) enure to the benefit of and be enforceable by the Trustee, the Holders and their successors, transferees and assigns.

         Pursuant to the indenture, Holdings may consolidate with, merge with or into, or transfer all or substantially all its assets to any other Person to the same extent Graphics may consolidate with, merge with or into, or transfer all or substantially all its assets to, any other Person; provided, however, that if such other Person is not Graphics, Holdings' obligations under the indenture must be expressly assumed by such other Person. See "Successor Company."

Certain Covenants

         Overview

         In the indenture, Graphics has agreed to certain covenants that limit its ability and the ability of its Restricted Subsidiaries to, among other things:

          o    incur additional debt;

          o pay dividends, acquire shares of Capital Stock, make payments on subordinated debt or make investments;

          o    place limitations on distributions from Restricted Subsidiaries;

          o    sell assets;

          o    enter into transactions with shareholders and affiliates, and

          o    effect mergers.

         In addition, if a Change of Control Triggering Event occurs, each holder of Notes will have the right to require Graphics to repurchase all or a part of the holder's Notes at a price equal to 101% of the principal amount of those Notes, plus any accrued interest to the date of repurchase.

         Limitation on Indebtedness

         (a) Graphics shall not, and shall not permit any of its Restricted Subsidiaries to, Incur any Indebtedness; provided, however, that Graphics may Incur Indebtedness if on the date of such Incurrence the Consolidated Coverage Ratio would be greater than 1.75 to 1.0, on or prior to August 1, 1998, and 2.0 to 1.0, thereafter.

         (b) Notwithstanding the foregoing paragraph (a), Graphics and its Restricted Subsidiaries may Incur any or all of the following Indebtedness:

                  (1) Indebtedness Incurred pursuant to one or more credit facilities (including related Guarantees and security agreements) in an aggregate principal amount outstanding at any time not to exceed the greater of:

                           (a) the sum of (x) 90% of the consolidated book value
                  of the accounts receivable of Graphics and its Restricted Subsidiaries and (y) 60% of the consolidated book value of the inventory of Graphics and its Restricted Subsidiaries, in each case as determined at the time of the respective Incurrence in accordance with GAAP and

                           (b) $75,000,000;

                  provided, however, that no Restricted Subsidiary shall Incur Indebtedness pursuant to this clause (1) in an aggregate principal amount outstanding at any time which exceeds the sum of (a) 90% of the book value of its accounts receivable on a stand-alone basis and (b) 60% of the book value of its inventory on a stand-alone basis, in each case as determined in accordance with GAAP;

                  (2) Indebtedness of Graphics (and any Guarantee or Liens with respect thereto) originally Incurred pursuant to the term loan provisions of the Bank Credit Agreement and any refinancing thereof in an aggregate principal amount outstanding at any time not to exceed (a) $60,000,000 less (b) the aggregate sum of all principal payments actually made from time to time under the Bank Credit Agreement or such refinancing as a result of the application of Net Available Cash pursuant to the covenant described under "-- Limitation on Sales of Assets and Subsidiary Stock";

                  (3) Indebtedness owed to and held by Graphics or a Wholly Owned Subsidiary; provided, however, that any subsequent issuance or transfer of any Capital Stock which results in any such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or any subsequent transfer of such Indebtedness (other than to Graphics or another Wholly Owned Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness;

                  (4) the Notes;

                  (5) Indebtedness outstanding on the Issue Date after giving effect to the Transactions (other than Indebtedness described in clause
         (1), (2), (3) or (4) of the covenant described hereunder);

                  (6) Guarantees by Graphics or a Restricted Subsidiary of Indebtedness of a Restricted Subsidiary otherwise permitted to be Incurred by the Restricted Subsidiary (other than Indebtedness permitted by clause (10) below) or Guarantees by a Restricted Subsidiary of Senior Indebtedness of Graphics permitted to be Incurred by Graphics under the indenture;

                  (7) Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to paragraph (a) of the covenant described hereunder or pursuant to clause (4) or (5) above or clause (9) or (10) below; provided, however, that Refinancing Indebtedness the proceeds of which are used to Refinance the Notes or Indebtedness that is pari passu with, or subordinated in right of payment to, the Notes shall only be permitted under this clause (7) if (A) in case the Notes are Refinanced in part or the Indebtedness to be Refinanced is pari passu with the Notes, such Refinancing Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such Refinancing Indebtedness is Incurred or is outstanding, is expressly made pari passu with, or subordinate in right of payment to, the remaining Notes and (B) in case the Indebtedness to be Refinanced is subordinated in right of payment to the Notes, such Refinancing Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such Refinancing Indebtedness is Incurred or is outstanding, is expressly made subordinate in right of payment to the Notes at least to the extent that the Indebtedness to be Refinanced is subordinated to the Notes; provided further, however, that Refinancing Indebtedness the proceeds of which are used to Refinance Indebtedness Incurred pursuant to clause (10) below shall only be permitted under this clause (7) if such Refinancing Indebtedness is Incurred by Graphics or the Restricted Subsidiary that originally Incurred the Indebtedness pursuant to clause
         (10) below;

                  (8) Indebtedness (A) in respect of performance, surety or appeal bonds provided in the ordinary course of business or (B) arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of Graphics or any of its Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the acquisition or disposition of any business, assets or Restricted Subsidiary (other than Guarantees of Indebtedness or other obligations Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by Graphics or any Restricted Subsidiary in connection with such disposition;

                  (9) Indebtedness, in an aggregate principal amount outstanding at any time not to exceed $5 million, Incurred by Graphics in connection with the purchase, redemption, acquisition, cancellation or other retirement for value of shares of Capital Stock of Graphics, any of its Subsidiaries or Holdings, options on any such shares or related stock appreciation rights or similar securities (including phantom equity rights) held by employees, former employees, directors or former directors of Holdings, Graphics or its Subsidiaries (or their estates or beneficiaries under their estates), upon death, disability, retirement, termination of employment or pursuant to any agreement under which such shares of stock or related rights were issued; provided, however, that (A) such Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such Indebtedness is Incurred, is expressly made subordinate in right of payment to the Notes and (B) such Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such Indebtedness is Incurred, provides that no payments of principal of such Indebtedness, including by way of sinking fund, mandatory redemption or otherwise (including defeasance), may be made by Graphics at any time while any of the Notes are outstanding;

                  (10) Indebtedness of any Restricted Subsidiary Incurred and outstanding on or prior to the date on which such Restricted Subsidiary was acquired by Graphics (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Subsidiary or was acquired by Graphics);

                  (11) Capital Lease Obligations;

                  (12) Indebtedness constituting purchase money obligations for property acquired in the ordinary course of business or other similar financing transactions;

                  (13) Indebtedness Incurred to finance Capital Expenditures or the acquisition of Additional Assets in any fiscal year in an aggregate principal amount not to exceed 6% of Graphics' consolidated net sales for the immediately preceding fiscal year and Refinancing Indebtedness in respect thereof; and

                  (14) Indebtedness (which may, but need not, be incurred under the Bank Credit Agreement), in addition to that described in clauses
         (1) through (13), in an aggregate principal amount outstanding at any time not in excess of the greater of (A) $25 million and (B) 10% of the Consolidated Net Worth of Graphics as of the end of the most recent fiscal quarter ending at least 45 days prior to the date of the incurrence of such Indebtedness.

         (c) Graphics shall not Incur any Indebtedness pursuant to paragraph (a) or (b) above if such Indebtedness is subordinate in right of payment to any Senior Indebtedness unless such Indebtedness is Senior Subordinated Indebtedness or is expressly subordinated in right of payment to Senior Subordinated Indebtedness. In addition, Graphics shall not Incur any Secured Indebtedness which is not Senior Indebtedness unless contemporaneously therewith effective provision is made to secure the Notes equally and ratably with such Secured Indebtedness for so long as such Secured Indebtedness is secured by a Lien.

         Limitation on Restricted Payments

         (a) Graphics shall not, and shall not permit any Restricted Subsidiary, directly or indirectly, to make a Restricted Payment if at the time Graphics or such Restricted Subsidiary makes such Restricted Payment:

                  (1) a Default shall have occurred and be continuing (or would result therefrom); or

                  (2) Graphics is not able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under "-- Limitation on Indebtedness;" or

                  (3) the aggregate amount of such Restricted Payment and all other Restricted Payments since the Issue Date would exceed the sum of:

                           (A) 50% of the Consolidated Net Income accrued during
                  the period (treated as one accounting period) from the beginning of the fiscal quarter immediately following the fiscal quarter during which the Old Notes were issued to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit);

                           (B) the aggregate Net Cash Proceeds received by
                  Graphics as a capital contribution or from the issuance or sale of its Capital Stock (other than Disqualified Stock) subsequent to the Issue Date (other than an issuance or sale to a Subsidiary of Graphics and other than an issuance or sale to an employee stock ownership plan or other trust established by Graphics or any of its Subsidiaries for the benefit of their employees to the extent the purchase by such plan or trust is financed by Indebtedness of such plan or trust and for which Graphics is liable as Guarantor or otherwise);

                           (C) the amount by which Indebtedness of Graphics is
                  reduced on Graphics' balance sheet upon the conversion or exchange (other than by a Subsidiary of Graphics) subsequent to the Issue Date, of any Indebtedness for Capital Stock (other than Disqualified Stock) of Graphics (less the amount of any cash, or other property, distributed by Graphics upon such conversion or exchange);

                           (D) an amount equal to the net reduction in
                  Investments in any Person resulting from dividends, repayments of loans or advances, or other transfers of assets, in each case to Graphics or any Restricted Subsidiary from such Person, or for the sale of such Investment by Graphics or a Restricted Subsidiary or from the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed the amount of Investments previously made by Graphics or any Restricted Subsidiary in such Person, which amount was treated as a Restricted Payment; and

                           (E) $5 million.

         (b) The provisions of the foregoing paragraph (a) shall not prohibit:

                  (1) any purchase or redemption of Capital Stock or Subordinated Obligations of Graphics made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of Graphics (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of Graphics or an employee stock ownership plan or similar trust established by Graphics or any of its Subsidiaries for the benefit of their employees to the extent the purchase by such plan or trust is financed by Indebtedness of such plan or trust and for which Graphics is liable as Guarantor or otherwise); provided, however, that (A) such purchase or redemption shall be excluded in the calculation of the amount of Restricted Payments and
         (B) the Net Cash Proceeds from such sale (to the extent used for such purchase or redemption) shall be excluded from the calculation of amounts under clause (3)(b) of paragraph (a) above;

                  (2) any purchase or redemption of Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent sale of, Indebtedness of Graphics which is permitted to be Incurred pursuant to the covenant described under "-- Limitation on Indebtedness"; provided, however, that such purchase or redemption shall be excluded in the calculation of the amount of Restricted Payments;

                  (3) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; provided, however, that at the time of payment of such dividend, no other Default shall have occurred and be continuing (or result therefrom); provided further, however, that the payment of such dividend shall be included in the calculation of the amount of Restricted Payments;

                  (4) the repurchase (or dividends to Holdings for the repurchase) of shares of, or options to purchase shares of, Capital Stock of Graphics or any of its Subsidiaries or of Holdings from employees, former employees, directors or former directors of Holdings, Graphics or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors under which such persons purchase or sell or are granted the option to purchase or sell, shares of such stock; provided, however, that the aggregate amount of such repurchases or dividends shall not exceed $2 million in cash consideration in any calendar year or $12 million in cash consideration in the aggregate (unless such repurchases or dividends are made with the proceeds of insurance policies and the shares of Capital Stock are repurchased from the executors, administrators, testamentary trustees, heirs, legatees or beneficiaries) plus the aggregate Net Cash Proceeds from any reissuance during such calendar year of Capital Stock to employees, officers or directors of Graphics or its Subsidiaries (which Net Cash Proceeds shall be excluded from the calculation of amounts under clause (3)(B) of paragraph (a) above, and that any consideration in excess of such amounts is in the form of Indebtedness that would be permitted to be Incurred under clause (8) of paragraph (b) of the covenant described under "-- Limitation on Indebtednes"; provided that to the extent less than $2 million in cash consideration (plus the aggregate Net Cash Proceeds from any such reissuance during such calendar year, as described above) is paid in any single calendar year pursuant to this clause (4), the unused portion may be carried forward and paid in any subsequent calendar year; provided further, however, that such cash repurchases or dividends, except to the extent made with the proceeds of insurance policies, shall be included in the calculation of the amount of Restricted Payments;

                  (5) the payment of dividends on the Capital Stock of Graphics or Holdings following any Public Equity Offering, of up to 6% per annum of the net proceeds received by Graphics in such Public Equity Offering (including proceeds received by Graphics as a capital contribution from Holdings from the net proceeds received by Holdings in such Public Equity Offering); provided, however, that any such dividends shall be included in the calculation of the amount of Restricted Payments;

                  (6) payments or distributions pursuant to appraisal rights required by law in connection with a consolidation, merger or transfer of assets that complies with the provisions of the indenture described under "Successor Company" below; provided, however, that any such payments or distributions shall be included in the calculation of the amount of Restricted Payments;

                  (7) any payments pursuant to any tax-sharing agreement between Graphics and any other Person with which Graphics is required or permitted to file a consolidated tax return or with which Graphics is or could be part of a consolidated group for tax purposes; provided, however, that any such payment shall be excluded in the calculation of the amount of Restricted Payments;

                  (8) payments to Holdings necessary for Holdings to pay corporate overhead expenses, not to exceed $250,000 in any fiscal year; provided, however, that any such payments shall be excluded in the calculation of the amount of Restricted Payments;

                  (9) payments to Holdings sufficient to permit Holdings to pay for the registration of its securities with the SEC (including all reasonable professional fees and expenses); provided, however, that any such payments shall be excluded in the calculation of the amount of Restricted Payments; and

                  (10) Investments in Unrestricted Subsidiaries made either in exchange for Capital Stock (other than Disqualified Stock) of Graphics or with the Net Cash Proceeds of the sale (other than to a Restricted Subsidiary) of Capital Stock (other than Disqualified Stock) of Graphics received by Graphics not more than 12 months prior to the date of such Investment (provided that such Net Cash Proceeds shall be excluded from the calculation of amounts of clause (3)(B) of paragraph
         (a) above); provided, however, that any such Investments shall be excluded in the calculation of the amount of Restricted Payments.

         Limitation on Restrictions on Distributions from Restricted
Subsidiaries

         Graphics shall not, and shall not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary:

                  (a) to pay dividends or make any other distributions on its Capital Stock owned by, or pay any Indebtedness owed to, Graphics,

                  (b) to make any loans or advances to Graphics or

                  (c) transfer any of its property or assets to Graphics,

except:

                  (1) any encumbrance or restriction pursuant to the Bank Credit Agreement or any other agreement in effect at or entered into on the date of the indenture and any extensions, refinancings, renewals or replacements of any such agreement; provided, however, that the encumbrances and restrictions in any such extension, refinancing, renewal or replacement are no less favorable in any material respect to the Noteholders than those encumbrances or restrictions being extended, refinanced, renewed or replaced;

                  (2) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary was acquired by Graphics (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by Graphics) and outstanding on such date;

                  (3) any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (2) of this covenant or contained in any amendment to an agreement referred to in clause (2) of this covenant; provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment are no less favorable in any material respect to the Noteholders than encumbrances and restrictions with respect to such Restricted Subsidiary contained in the agreements referred to in clause (2) of this covenant;

                  (4) any encumbrance or restriction consisting of customary nonassignment provisions in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease or the property leased thereunder.

                  (5) in the case of clause (c) above, restrictions contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such restrictions restrict the transfer of the property subject to such security agreements or mortgages;

                  (6) any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

                  (7) encumbrances and restrictions contained in any Indebtedness or any agreement relating to any Indebtedness of Graphics or a Restricted Subsidiary permitted pursuant to the covenant described under "Limitation on Indebtedness"; provided, however, that either (A) such encumbrances and restrictions are no more restrictive than the encumbrances and restrictions imposed by the Bank Credit Agreement or (B) each Restricted Subsidiary subject to any such encumbrances or restrictions after the Issue Date shall Guarantee the Notes on a senior subordinated basis; and

                  (8) any encumbrance or restriction existing under or by reason of applicable law.

         Nothing contained in the covenant described hereunder shall prevent Graphics or any Restricted Subsidiary from restricting the sale or other disposition of property or assets of Graphics or any Restricted Subsidiary that secure Indebtedness of Graphics or any of its Restricted Subsidiaries.

         Limitation on Sales of Assets and Subsidiary Stock

         In the event and to the extent that the Net Available Cash received by Graphics or any Restricted Subsidiary from one or more Asset Dispositions occurring on or after the Issue Date in any period of 12 consecutive months exceeds 10% of Adjusted Consolidated Assets as of the beginning of such 12-month period, then Graphics shall:

                  (a) within 12 months after the date such Net Available Cash so received exceeds such 10% of Adjusted Consolidated Assets and to the extent Graphics elects (or is required by the terms of any Indebtedness)

                           (A) apply an amount equal to or less than such excess
                  Net Available Cash (1) to repay, or permanently reduce commitments to make loans or advances resulting in, Senior Indebtedness of Graphics or Indebtedness of any Restricted Subsidiary, or (2) to acquire the Notes and any other Senior Subordinated Indebtedness of Graphics (provided that the percentage of such Senior Subordinated Indebtedness of Graphics acquired (as a percent of the aggregate principal amount thereof at such time) shall be no greater than the percentage of the Notes so acquired (as a percent of the aggregate principal amount of the Notes at such time) in each case owing to or held by a Person other than Graphics or any Affiliate of Graphics or

                            (B) invest an amount, equal to or less than the
                  difference between such excess Net Available Cash and the amount so applied pursuant to clause (A) (or enter into a definitive agreement committing to so invest within 12 months after the date of such agreement), in Additional Assets and

                  (b) apply an amount equal to the difference between such excess Net Available Cash and the amount applied pursuant to clause (a) as provided in the following paragraphs of this covenant. The amount of such excess Net Available Cash required to be applied pursuant to clause (b) of the preceding sentence shall constitute "Excess Proceeds."

         If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Excess Proceeds Offer (as defined below) totals at least $5 million, Graphics must, not later than the fifteenth Business Day of such month, make an offer (an "Excess Proceeds Offer") to purchase Notes from the Holders in accordance with the indenture at a purchase price equal to 100% of the principal amount of such Notes plus accrued interest to the date of purchase (the "Excess Proceeds Payment").

         Graphics will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations thereunder in the event that such Excess Proceeds are received by Graphics under this covenant and Graphics is required to repurchase Notes as described above. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, Graphics shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the covenant described hereunder by virtue thereof.

         Limitation on Affiliate Transactions

         Graphics shall not, and shall not permit any Restricted Subsidiary to, enter into, renew or extend any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of Graphics (an "Affiliate Transaction") unless the terms thereof (1) are no less favorable to Graphics or such Restricted Subsidiary (or, in the case of an Affiliate Transaction between Graphics and a Restricted Subsidiary, are no less favorable to Graphics or are, in the good faith determination of the Board of Directors, in the best interests of Graphics) than those which could be obtained at the time of such transaction in arm's-length dealings with a Person who is not such an Affiliate and (2) if such Affiliate Transaction involves an amount in excess of $2.5 million, the terms thereof are set forth in writing and either
(A) have been approved by a majority of the disinterested members of the Board of Directors or (B) for which Graphics or such Restricted Subsidiary delivers to the Trustee a written opinion of a nationally recognized investment banking firm stating that the transaction is fair to Graphics or such Restricted Subsidiary from a financial point of view.

         The provisions of the preceding paragraph shall not prohibit

                  (1) any Restricted Payment permitted to be paid pursuant to the covenant described under "-- Limitation on Restricted Payments";

                  (2) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors;

                  (3) the grant of stock options or similar rights to employees and directors of Graphics pursuant to plans approved by the Board of Directors;

                  (4) loans or advances to employees in the ordinary course of business in accordance with the past practices of Graphics or its Restricted Subsidiaries;

                  (5) the payment of reasonable fees to directors of Graphics and its Restricted Subsidiaries who are not employees of Graphics or its Restricted Subsidiaries;

                  (6) any payments or other transactions pursuant to any tax-sharing agreement between Graphics and any other Person with which Graphics is required or permitted to file a consolidated tax return or with which Graphics is or could be part of a consolidated group for tax purposes;

                  (7) any Affiliate Transaction between Graphics and a Wholly Owned Subsidiary or between Wholly Owned Subsidiaries;

                  (8) the Transactions;

                  (9) any employment or other agreement providing for compensation between Graphics or any of its Restricted Subsidiaries and James T. Sullivan or Stephen M. Dyott that is approved, in good faith, by the Board of Directors;

                  (10) the payment of fees to Morgan Stanley & Co. Incorporated or its Affiliates for financial, advisory, consulting or investment banking services that the Board of Directors of Graphics deems to be advisable or appropriate for Graphics or any Subsidiary to obtain (and including the payment to Morgan Stanley & Co. Incorporated or its Affiliates of any underwriting discounts or commissions or placement agency fees in connection with the issuance and sale of any securities by Graphics or any Subsidiary of Graphics); or

                  (11) sales of Capital Stock of Holdings or Graphics to Morgan Stanley & Co. Incorporated or its Affiliates.

         Change of Control Triggering Event

         Upon the occurrence of a Change of Control Triggering Event, each holder of Notes will have the right to require Graphics to repurchase all or any part of such holder's Notes at a repurchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date) in accordance with the terms described below. The indenture will provide that, prior to the mailing of the notice referred to below, but in any event within 30 days following any Change of Control Triggering Event, Graphics covenants to (1) repay in full all Indebtedness under the Bank Credit Agreement (and terminate all commitments thereunder) or offer to repay in full all Indebtedness under the Bank Credit Agreement (and terminate all commitments thereunder) and to repay the Indebtedness owed to (and terminate the commitments of) each lender which has accepted such offer or (2) obtain the requisite consents under the Bank Credit Agreement to permit the repurchase of the Notes as provided below. Graphics shall first comply with the covenant in the immediately preceding sentence before it shall be required to repurchase Notes pursuant to the provisions described below. Graphics' failure to comply with the covenant described in the second preceding sentence resulting in a failure to mail the notice referred to below shall constitute an Event of Default under clause (4) and not in clause
(2) under "Defaults" below.

         Within 30 days following any Change of Triggering Event, Graphics will mail a notice to each holder stating

                  (1) that a Change of Control Triggering Event has occurred and that such holder has the right to require Graphics to repurchase all or any part of such holder's Notes at a repurchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date);

                  (2) the circumstances and relevant facts regarding such Change of Control Triggering Event (including, to the extent available, information with respect to pro forma historical income, cash flow and capitalization of Graphics after giving effect to such Change of Control Triggering Event);

                  (3) the repurchase date (which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

                  (4) the instructions, determined by Graphics consistent with the indenture, that a holder must follow in order to have its Notes repurchased.

The obligation of Graphics to offer to purchase Notes upon the occurrence of a Change of Control Triggering Event may in certain circumstances make more difficult or discourage a takeover of Graphics and Holdings, and, thus, the removal of incumbent management. Subject to the limitations discussed below, Graphics could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect Graphics' capital structure or credit ratings.

         Graphics' ability to pay cash to the Holders of Notes upon a repurchase may be limited by Graphics' then existing financial resources.

         Graphics will comply with any tender offer rules under the Exchange Act which may then be applicable, including Rule 14e-1, in connection with any offer required to be made by Graphics to repurchase the Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, Graphics shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the covenant described hereunder by virtue thereof.

         The provisions relative to Graphics' obligation to make an offer to repurchase the Notes as a result of a Change of Control Triggering Event may be waived or modified with the written consent of the holders of a majority in principal amount of the Notes.

         Limitation on the Issuance of Preferred Stock of Restricted
Subsidiaries

         Graphics shall not sell or otherwise dispose of any shares of Preferred Stock of a Restricted Subsidiary, and shall not permit any Restricted Subsidiary, directly or indirectly, to issue, sell or otherwise dispose of any shares of its Preferred Stock, except, in each case, (1) to Graphics or a Wholly Owned Subsidiary or (2) if, immediately after giving effect to such issuance, sale or other disposition, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary.

         SEC Reports

         Notwithstanding that Graphics may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, Graphics shall file with the SEC and provide the Trustee and Noteholders with such annual reports and such information, documents and other reports which are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a Person subject to such Sections, such information, documents and other reports to be so filed and provided at the times specified for the filing of such information, documents and reports under such Sections; provided, however, that, so long as Holdings is the Guarantor of the Notes, the reports, information and other documents required to be filed and provided as described hereunder shall be those of Holdings rather than Graphics.

Successor Company

         Neither Holdings nor Graphics may consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person (other than Graphics or Holdings, respectively, or a Wholly Owned Subsidiary with a positive net worth immediately prior to such consolidation, merger or transfer of assets; provided, however, that in connection with any such consolidation, merger or transfer, no consideration (other than Capital Stock (excluding Disqualified Stock) of the surviving Person, Holdings or Graphics) shall be issued or distributed to the stockholders of Graphics) unless:

                  (1) the resulting, surviving or transferee Person (the "Successor Company") is organized and existing under the laws of the United States of America or any State thereof or the District of Columbia and such entity (if not Graphics) expressly assumes by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of Holdings or Graphics, as the case may be, under the indenture and the Notes;

                  (2) immediately prior to and after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Subsidiary of the Successor Company as a result of such transaction as having been Incurred by the Successor Company or such Subsidiary at the time of such transaction), no Default has happened and is continuing;

                  (3) in the case of a transaction involving Graphics, immediately after giving effect to such transaction, the Consolidated Coverage Ratio of the Successor Company is at least 1:1; provided, however, that, if the Consolidated Coverage Ratio of Graphics before giving effect to such transaction is within the range set forth in column (A) below, then the Consolidated Coverage Ratio of the Successor Company shall be at least equal to the lesser of (1) the ratio determined by multiplying the percentage set forth in column (B) below by the Consolidated Coverage Ratio of Graphics prior to such transaction and (2) the ratio set forth in column (C) below:


         (A)                                                 (B)      (C)
         ---                                                 ---      ---
         1.11:1 to 1.99:1............................        90%     1.50:1
         2.00:1 to 2.99:1............................        80%     2.10:1
         3.00:1 to 3.99:1............................        70%     2.40:1
         4.00:1 or more..............................        60%     2.50:1

                  (4) in the case of a transaction involving Graphics, immediately after giving effect to such transaction, the Successor Company has Consolidated Net Worth in an amount which is not less than the Consolidated Net Worth of Graphics prior to such transaction and

                  (5) Holdings or Graphics, as the case may be, delivers to the Trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the indenture.

The Successor Company will be the successor to Holdings or Graphics, as the case may be, and shall succeed to, and be substituted for, and may exercise every right and power of, Holdings or Graphics, as the case may be, under the indenture but the predecessor company, in the case of a lease, shall not be released from the obligation to pay the principal of and interest on the Notes.

Defaults

         An Event of Default is defined in the indenture as

                  (1) a default in the payment of interest on the Notes when due, continued for 30 days;

                  (2) a default in the payment of principal of any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

                  (3) the failure by Graphics to comply with its obligations under "Successor Company" above;

                  (4) the failure by Graphics to comply for 30 days after notice with any of its obligations under the covenants described above in "Certain Covenants" under "Limitation on Indebtedness," "Limitation on Restricted Payments," "Limitation on Restrictions on Distributions from Subsidiaries," "Limitation on Sales of Assets and Subsidiary Stock" (other than a failure to repurchase Notes), "Limitation on Affiliate Transactions," "Change of Control Triggering Event" (other than a failure to repurchase Notes), or "SEC Reports";

                  (5) the failure by Holdings or Graphics to comply for 60 days after notice with its other agreements contained in the indenture;

                  (6) Indebtedness of Holdings, Graphics or any Significant Subsidiary is not paid within any applicable grace period after final maturity thereof or becomes, or is declared by the holders thereof to be, immediately and unconditionally due and payable because of a default and the total amount of such Indebtedness unpaid or becoming or declared to be due and payable exceeds $10 million and such failure continues (or such payment shall not have been waived or extended or such Indebtedness shall continue to be due and payable) for 30 days after notice (the "cross acceleration provision");

                  (7) certain events of bankruptcy, insolvency or reorganization of Holdings, Graphics or a Significant Subsidiary (the "bankruptcy provisions");

                  (8) any judgment or decree for the payment of money in excess of $10 million (provided that the amount of such money judgment or decree shall be calculated net of any insurance coverage that Graphics has determined in good faith is available in whole or in part with respect to such money judgment or decree) is rendered against Holdings, Graphics or a Significant Subsidiary, remains outstanding for a period of 60 days following such judgment and is not discharged, waived or stayed within 10 days after notice (the "judgment default provision"); or

                  (9) the Guaranty ceases to be in full force and effect (other than in accordance with the terms of such Guaranty) or Holdings denies or disaffirms its obligations under the Guaranty.

However, a default under clause (4), (5), (6) and (8) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding Notes notify Graphics of the default and Graphics does not cure such default within the time specified after receipt of such notice.

         If an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% of principal amount of the outstanding Notes may declare the principal amount of and accrued but unpaid interest on all the Notes as of the date of such declaration to be due and payable. Upon such a declaration, such amounts shall be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of Graphics occurs and is continuing, the principal amount of and any accrued but unpaid interest on all the Notes will automatically become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the Notes. Under certain circumstances, the holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

         Subject to the provisions of the indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders of the Notes unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder of a Note may pursue any remedy with respect to the indenture or the Notes unless

                  (1) such holder has previously given the Trustee notice that an Event of Default is continuing;

                  (2) holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

                  (3) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

                  (4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

                  (5) the holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of a Note or that would involve the Trustee in personal liability.

         The indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder of the Notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any Note, the Trustee may withhold notice if and so long as a committee of its trust officers determines that withholding notice is in the interest of the holders of the Notes. In addition, Graphics is required to deliver to the Trustee, within 120 days after the end of the fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. Graphics also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any events which would constitute certain Defaults, their status and what action Graphics is taking or proposes to take in respect thereof.

Amendments and Waivers

         Subject to certain exceptions, the indenture may be amended or supplemented with the consent of the holders of a majority in principal amount of the Notes then outstanding and any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Note, no amendment may, among other things,

                  (1) reduce the amount of Notes whose holders must consent to an amendment;

                  (2) reduce the rate of or extend the time for payment of interest on any Note;

                  (3) reduce the principal of or extend the Stated Maturity of any Note or reduce the principal amount of any Note;

                  (4) reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under "Optional Redemption" above;

                  (5) make any Note payable in money other than that stated in the Note;

                  (6) impair the right of any holder of the Notes to receive payment of principal of and interest on such holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's Notes;

                  (7) make any change in the amendment provisions which require each holder's consent or in the waiver provisions;

                  (8) make any change to the subordination provisions of the indenture that would adversely affect the Noteholders; or

                  (9) make any change in the Guaranty that would adversely affect the Noteholders.

         Without the consent of any holder of the Notes, Graphics and the Trustee may amend or supplement the indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation of the obligations of Graphics under the indenture, to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code), to add additional guarantees with respect to the Notes, to secure the Notes, to add to the covenants of Graphics or Holdings for the benefit of the holders of the Notes or to surrender any right or power conferred upon Graphics or Holdings, to provide for the issuance of the Notes, to make any change that does not adversely affect the rights of any holder of the Notes or to comply with any requirement of the Commission in connection with the qualification of the indenture under the Trust Indenture Act. However, no amendment may be made to the subordination provisions of the indenture that adversely affects the rights of any holder of Senior Indebtedness then outstanding unless the holders of such Senior Indebtedness (or their Representative) consents to such change.

         The consent of the holders of the Notes is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

         After an amendment under the indenture becomes effective, Graphics is required to mail to holders of the Notes a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.

Defeasance

         Graphics at any time may terminate all its obligations under the Notes and the indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. Graphics at any time may terminate its obligations under the covenants described under "Certain Covenants," the operation of the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries and the judgment default provision described under "Defaults" above and the limitations contained in clauses (3) and (4) under "Successor Company" above ("covenant defeasance").

         Graphics may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If Graphics exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If Graphics exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (4), (6), (7) (with respect only to Significant Subsidiaries) or (8) under "Defaults" above or because of the failure of Graphics to comply with clause (3) or (4) under "Successor Company" above. If Graphics exercises its legal defeasance option or its covenant defeasance option, Holdings will be released from all its obligations with respect to the Guaranty.

         In order to exercise either defeasance option, Graphics must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations for the payment of principal of and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivering to the Trustee an opinion of counsel to the effect that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

Concerning the Trustee

         On December 4, 1995, The Bank of New York purchased the corporate trust business of NationsBank of Georgia, National Association, and became the Trustee under the indenture and the Registrar and Paying Agent with regard to the Notes.

Governing Law

         The indenture provides that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed and to be performed entirely in such State.

Definitions

         "Additional Assets" means (1) any property or assets (other than Indebtedness and Capital Stock) in a Related Business; (2) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by Graphics or another Restricted Subsidiary; or (3) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary; provided, however, that any such Restricted Subsidiary described in clauses (2) or (3) above is primarily engaged in a Related Business.

         "Adjusted Consolidated Assets" means at any time the total amount of assets of Graphics and its consolidated Restricted Subsidiaries (less applicable depreciation, amortization and other valuation reserves), after deducting therefrom all current liabilities of Graphics and its consolidated Restricted Subsidiaries (excluding intercompany items), all as set forth on the consolidated balance sheet of Graphics and its consolidated Restricted Subsidiaries as of the end of the most recent fiscal quarter ended at least 45 days prior to the date of determination.

         "Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. For purposes of the covenants described under "-- Limitation on Restricted Payments," "-- Limitation on Sales of Assets and Subsidiary Stock" and "-- Limitation on Affiliate Transactions," "Affiliate" shall also mean any beneficial owner of shares representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of Graphics or of rights or warrants to purchase such stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

         "Asset Disposition" means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by Graphics or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a "disposition"), of (1) any shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares) or (2) any assets of Graphics or any Restricted Subsidiary outside the ordinary course of business of Graphics or such Restricted Subsidiary (other than (y) a disposition by a Restricted Subsidiary to Graphics or by Graphics or a Subsidiary to a Wholly Owned Subsidiary and (z) for purposes of the covenant described under "Certain Covenants -- Limitation on Sales of Assets and Subsidiary Stock" only, a Restricted Payment permitted by the covenant described under "Certain Covenants -- Limitation on Restricted Payments"); provided, however, that for purposes of the covenant described under "Certain Covenants -- Limitation on Sales of Assets and Subsidiary Stock" only, the term "Asset Disposition" shall not include any disposition of assets if such disposition is governed by the provisions of the indenture described under "Successor Company."

         "Average Life" means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing (1) the sum of the products of numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness multiplied by the amount of such payment by (2) the sum of all such payments.

         "Bank Agent" is defined to mean BT Commercial Corporation, as agent for the Banks pursuant to the Bank Credit Agreement, and any successor or successors thereto.

         "Bank Credit Agreement" is defined to mean the Credit Agreement, dated as of August 15, 1995, among Holdings, Graphics, the Banks party thereto and the Bank Agent, together with the related documents thereto (including, without limitation, any Guarantees and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented, replaced or otherwise modified from time to time, including any agreement extending the maturity of, refinancing or otherwise restructuring (including, but not limited to, the inclusion of additional borrowers or guarantors thereunder that are Subsidiaries of Holdings or Graphics and whose obligations are guaranteed by Holdings or Graphics thereunder) all or a portion of the Indebtedness under such agreement or any successor agreement.

         "Banks" is defined to mean the lenders who are from time to time parties to the Bank Credit Agreement.

         "Board of Directors" means the Board of Directors of Graphics or any committee thereof duly authorized to act on behalf of such Board.

         "Capital Expenditures" means expenditures (whether paid in cash or accrued as liabilities and including Capital Lease Obligations) of Graphics and its Restricted Subsidiaries relating to the acquisition of equipment used or useful in the business of Graphics or any Restricted Subsidiary or in a Related Business.

         "Capital Lease Obligations" means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent of any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

       "Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

         "Change of Control" means such time as

                  (1) a "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Exchange Act), other than the Permitted Holders and their respective Affiliates, becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than (A) forty percent (40%) of the total voting power of the then outstanding Voting Stock of Graphics or Holdings and (B) the total voting power of the then outstanding Voting Stock of Graphics or Holdings, as the case may be, beneficially owned by the Permitted Holders and their respective Affiliates, treating the Permitted Holders and their respective Affiliates as a "group";

                  (2) during any period of two consecutive calendar years, individuals who at the beginning of such period constituted the Board of Directors of (A) Graphics (together with any new directors whose election by Graphics's Board of Directors or whose nomination for election by Graphics's Board of Directors or whose nomination for election by Graphics's shareholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of such period or whose election or nomination for election was previously so approved) or (B) Holdings (together with any new directors whose election by Holdings' Board of Directors or whose nomination for election by Holdings' shareholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of such period or whose election or nomination for election was previously so approved), in either case, cease for any reason to constitute a majority of the directors of Graphics or Holdings, as the case may be, then in office; or

                  (3) (A) Graphics or Holdings consolidates with or merges into any other Person or conveys, transfers or leases all or substantially all its assets to any Person or (B) any Person merges into Graphics or Holdings, in either event pursuant to a transaction in which any Voting Stock of Graphics or Holdings, as the case may be, outstanding immediately prior to the effectiveness thereof is reclassified or changed into or exchanged for cash, securities or other property; provided, however, that any consolidation, conveyance, transfer or lease (x) between Graphics and any of its Subsidiaries, between Holdings and any Holdings Subsidiaries, between Subsidiaries of Graphics or between Holdings Subsidiaries (including the reincorporation of Graphics or Holdings in another jurisdiction) or (y) for the purpose of creating a public holding company for Graphics or Holdings in another jurisdiction or (z) for the purpose of creating a public holding company for Graphics or Holdings in which all holders of the capital stock of Graphics or Holdings, as the case may be, would be entitled to receive (other than cash in lieu of fractional shares) solely capital stock of the holding company in amounts proportionate to their holdings of such capital stock of Graphics or Holdings immediately prior to such transaction, shall be excluded from the operation of this clause (3).

         "Change of Control Triggering Event" means the occurrence of both a Change of Control and a Rating Decline.

         "Code" means the Internal Revenue Code of 1986, as amended.

         "Consolidated Coverage Ratio" as of any date of determination means the ratio of (1) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters ending at least 45 days prior to the date of such determination to (2) Consolidated Interest Expense for such four fiscal quarters; provided, however, that

                  (1) if Graphics or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding (other than Indebtedness Incurred under a revolving credit or similar arrangement Incurred after the end of such four consecutive fiscal quarters to the extent of the commitment thereunder) or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period;

                  (2) if Graphics or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness (other than Indebtedness under a revolving credit or similar arrangement unless such revolving credit Indebtedness has been permanently repaid) since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period (except for Consolidated Interest Expense accrued (as adjusted pursuant to clause (1)) since the end of such period under a revolving credit or similar arrangement to the extent of the commitment thereunder in effect on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio) and as if Graphics or such Restricted

         Subsidiary has not earned the interest income actually earned during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness;

                  (3) if since the beginning of such period Graphics or any Restricted Subsidiary shall have made any Asset Disposition, the EBITDA for such period shall be reduced by an amount equal to the EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to the EBITDA (if negative), directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of Graphics or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to Graphics and its continuing Restricted Subsidiaries in connection with such Asset Dispositions for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent Graphics and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

                  (4) if since the beginning of such period Graphics or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Subsidiary (or any Person which becomes a Restricted Subsidiary) or any acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Investment or acquisition occurred on the first day of such period, excluding, in the case of an acquisition of assets or Capital Stock, any operating expense or cost reduction of such Person or the Person to be acquired which, in the good faith estimate of a responsible financial or accounting officer of such Person, will be eliminated or realized, as the case may be, during the 12 month period following the date of determination, as a result of such acquisition as if such elimination of such operating expense or the realization of such cost reductions were achieved on the first day of such period; and

                  (5) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into Graphics or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition, Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) above if made by Graphics or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition of assets occurred on the first day of such period and excluding any operating expenses or cost reductions as provided in clause (4).

For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto, and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting officer of Graphics. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest of such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Protection Agreement applicable to such Indebtedness if such Interest Rate Protection Agreement has a remaining term in excess of 12 months or, if shorter, the remaining term of the Indebtedness to which it relates).

         "Consolidated Interest Expense" means, for any period, the total interest expense of Graphics and its consolidated Restricted Subsidiaries, plus, to the extent not included in such total interest expense, and to the extent incurred by Graphics or any Restricted Subsidiary,

                  (1) interest expense attributable to capital leases;

                  (2) amortization of debt discount and premium and debt issuance cost;

                  (3) capitalized interest;

                  (4) non-cash interest expense;

                  (5) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing;

                  (6) net costs under Interest Rate Protection Agreements (including amortization of fees);

                  (7) Preferred Stock dividends paid in respect of all Preferred Stock of Graphics or a Restricted Subsidiary held by Persons other than Graphics or a Restricted Subsidiary;

                  (8) interest incurred in connection with Investments in discontinued operations; and

                  (9) interest actually paid by Graphics or any consolidated Restricted Subsidiary under any Guarantee of Indebtedness of any Person;

excluding, however, (A) any amount of such interest expense of any Restricted Subsidiary if the net income (or loss) of such Restricted Subsidiary is excluded in the calculation of Consolidated Net Income pursuant to clause (3) of the definition thereof (but only in the same proportion as the net income (or loss) of such Restricted Subsidiary is excluded from the calculation of Consolidated Net Income pursuant to clause (3) of the definition thereof) and (B) any premiums, fees and expenses (and any amortization thereof) payable in connection with the Transactions, all as determined on a consolidated basis in conformity with GAAP.

         "Consolidated Net Income" means, for any period, the net income (or loss) of Graphics and its consolidated Subsidiaries; provided, however, that there shall not be included in such Consolidated Net Income:

                  (1) any net income or loss of any Person if such Person is not a Restricted Subsidiary, except that subject to the limitations contained in clause (iv) below, Graphics' equity in the net income or loss of any such Person for such period shall be included in such Consolidated Net Income up to, in the case of net income, the aggregate amount of cash actually distributed by such Person during such period to Graphics or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause
         (3) below) and, in the case of a net loss, the aggregate amount of cash actually contributed by Graphics or a Restricted Subsidiary to such Person during such period;

                  (2) solely for purposes of calculating the amount of Restricted Payments that may be made pursuant to paragraph (a) of the covenant described under "Certain Covenants -- Limitation on Restricted Payments" (and in such case, except to the extent includable pursuant to the foregoing clause (i) above), any net income (or loss) of any Person acquired by Graphics or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition;

                  (3) any net income or loss of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to Graphics, except that subject to the limitations contained in clause (iv) below, Graphics' equity in the net income or loss of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to, in the case of net income, the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period to Graphics or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary, to the limitation contained in this clause) and, in the case of a net loss, the aggregate amount of cash actually contributed by Graphics or another Restricted Subsidiary to such Restricted Subsidiary during such period;

                  (4) any gain or loss realized upon the sale or other disposition of any assets of Graphics or its consolidated Subsidiaries (including pursuant to any sale-and-leaseback arrangement) which is not sold or otherwise disposed of in the ordinary course of business and any gain or loss realized upon the sale or other disposition of any Capital Stock of any Person;

                  (5) extraordinary gains or losses; and

                  (6) the cumulative effect of a change in accounting principles;

provided, however, that solely for the purposes of calculating the Consolidated Coverage Ratio (and in such case, except to the extent it is already included pursuant to clause (1) above), "Consolidated Net Income" shall include the amount of all cash dividends received by Graphics or any Restricted Subsidiary from an Unrestricted Subsidiary (subject, in the case of a dividend paid to a Restricted Subsidiary, to the limitation contained in clause (3) above); provided further, however, that solely for purposes of calculating the amount of Restricted Payments that may be made pursuant to paragraph (a) of the covenant described under "-- Certain Covenants -- Limitation on Restricted Payments," any amortization, depreciation or other non-cash charge relating to the Transactions or any acquisitions subsequent to the Issue Date, including good-will, non-compete agreements, the stepped-up basis on assets acquired and deferred financing costs, to the extent such items reduced Consolidated Net Income, shall not be included.

         "Consolidated Net Tangible Assets" as of any date of determination, means the total amount of assets (less accumulated depreciation or amortization, allowances for doubtful receivables, other applicable reserves and other properly deductible items) which would appear on a consolidated balance sheet of Graphics and its consolidated Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP, and after giving effect to purchase accounting and after deducting therefrom all current liabilities of Graphics and its consolidated Restricted Subsidiaries as well as, to the extent otherwise included, the amounts of (without duplication):

                  (1) minority interests in consolidated Restricted Subsidiaries held by Persons other than Graphics or a Restricted Subsidiary;

                  (2) excess of cost over fair value of assets of businesses acquired, as determined in good faith, by the Board of Directors;

                  (3) any revaluation or other write-up in book value of assets subsequent to the Issue Date as a result of a change in the method of valuation in accordance with GAAP consistently applied;

                  (4) unamortized debt discount and expenses and other unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, licenses, organization or developmental expenses and other intangible items; and

                  (5)      treasury stock.

         "Consolidated Net Worth" means the total of the amounts shown on the balance sheet of Graphics and its consolidated Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP (excluding the effects of foreign currency exchange adjustments under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 52), as of the end of the most recent fiscal quarter of Graphics ending at least 45 days prior to the taking of any action for the purpose of which the determination is being made, as (1) the par or stated value of all outstanding Capital Stock of Graphics plus (2) paid-in capital or capital surplus relating to such Capital Stock plus (3) any retained earnings or earned surplus less (A) any accumulated deficit and (B) any amounts attributable to Disqualified Stock.

         "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

         "Designated Senior Indebtedness" is defined to mean (1) Indebtedness under the Bank Credit Agreement and (2) any other Indebtedness constituting Senior Indebtedness that, at any date of determination, has an aggregate principal amount of at least $25 million and is specifically designated by Graphics in the instrument creating or evidencing such Senior Indebtedness as "Designated Senior Indebtedness."

         "Disqualified Stock" means, with respect to any Person, any Capital Stock which by its terms or upon the happening of any event (1) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise, (2) is convertible or exchangeable for Indebtedness or Disqualified Stock or (3) is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to the first anniversary of the Stated Maturity of the Notes; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of any "asset sale" or "change of control" occurring prior to the first anniversary of the Stated Maturity of the Notes shall not constitute Disqualified Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in the covenants described under "Certain Covenants -- Limitation on Sales of Assets and Subsidiary Stock" and "-- Change of Control Triggering Event" and such Capital Stock specifically provides that such Person will not repurchase or redeem any such Capital Stock pursuant to such provision prior to such Person's repurchase of such Notes as are required to be repurchased pursuant to the covenants described under "Certain Covenants -- Limitation on Sales of Assets and Subsidiary Stock" and "-- Change of Control Triggering Event."

         "EBITDA" for any period means the sum of Consolidated Net Income, plus Consolidated Interest Expense, plus the following to the extent deducted in calculating such Consolidated Net Income: (a) all income tax expense, (b) depreciation expense, (c) amortization expense and (d) all other non-cash charges, less all non-cash items increasing Consolidated Net Income, in each case for such period.

         "Exchange Act" means the Securities Exchange Act of 1934, as amended.

         "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the Issue Date, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the indenture shall be computed in conformity with GAAP applied on a consistent basis, except that calculations made for purposes of determining compliance with the terms of the covenants and with other provisions of the indenture shall be made without giving effect to (1) the amortization of any expenses incurred in connection with the Transactions and (2) except as otherwise expressly provided, the amortization of any amount required or permitted by Accounting Principles Board Opinion Nos. 16 and 17 in connection with the 1993 Acquisition, the Transactions or any acquisitions after the Issue Date.

         "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other financial obligation of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person (1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other financial obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (2) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness or other financial obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning. The term "Guarantor" shall mean any Person Guaranteeing any Indebtedness or financial obligation.

         "Holder" or "Noteholder" means the Person in whose name a Note is registered on the Registrar's books.

         "Holdings Subsidiary" means a corporation a majority of the equity ownership or the Voting Stock of which is at the time owned, directly or indirectly, by Holdings or by one or more other Subsidiaries of Holdings, or by Holdings and one or more other Subsidiaries of Holdings.

         "Incur" means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary. The term "Incurrence" when used as a noun shall have a correlative meaning.

         "Indebtedness" of any Person means, without duplication:

                  (1) the principal of and premium (if any) in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable (other than Interest Rate Protection Agreements);

                  (2) all Capital Lease Obligations of such Person;

                  (3) all obligations of such Person issued or assumed as the deferred purchase price of property which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

                  (4) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit);

                  (5) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock, and in respect of a Restricted Subsidiary, all obligations of such Subsidiary with respect to the redemption, repayment or other repurchase of any Preferred Stock (but excluding, in each case, any accrued dividends);

                  (6) all obligations of the type referred to in clauses (1) through (5) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, Guarantor or otherwise, including by means of any Guarantee; and

                  (7) all obligations of the type referred to in clauses (1) through (6) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the fair market value of such property or assets (as determined by the Board of Directors) or the amount of the obligation so secured.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation; provided, however,
(1) that the amount outstanding at any time of any Indebtedness Incurred with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP and (2) that Indebtedness shall not include (A) any liability for Federal, state, local or other taxes, (B) any obligations under Interest Rate Protection Agreements or Raw Material Hedge Agreements or (C) any liability arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business.

         "Interest Rate Protection Agreement" means any interest rate or currency swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect Graphics or any Restricted Subsidiary against fluctuations in interest rates or currency values.

         "Investment" in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable) or other extension of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services of the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. For purposes of the definition of "Unrestricted Subsidiary," the definition of "Restricted Payment," and the covenant described under "Certain Covenants -- Limitation on Restricted Payments," (1) "Investment" shall include the portion (proportionate to Graphics' equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of Graphics at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, Graphics shall be deemed to continue to have a permanent "Investment" in such Subsidiary at the time of such redesignation equal to the amount (if positive) equal to (x) Graphics' "Investment" in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to Graphics' equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and (2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors.

         "Investment Grade" means (1) BBB- (or its equivalent) or higher by S&P or (2) Baa3 (or its equivalent) or higher by Moody's or (3) the equivalent of such rating by a substitute Rating Agency.

         "Issue Date" means the date on which the Notes are originally issued.

         "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

         "Moody's" means Moody's Investors Service, Inc. and its successors.

         "MSCP Entities" means, collectively, Morgan Stanley Capital Partners III, L.P., a Delaware limited partnership, Morgan Stanley Capital Investors, L.P., a Delaware limited partnership, and MSCP III 892 Investors, L.P., a Delaware limited partnership.

         "MSLEF" means The Morgan Stanley Leveraged Equity Fund II, L.P., a Delaware limited partnership.

         "Net Available Cash" from an Asset Disposition means cash payments received therefrom (including any cash payments received by way of deferred payment of principal (but not interest) pursuant to a note or installment receivable or otherwise, including upon release to Graphics or a Restricted Subsidiary from any reserve established by Graphics or such Restricted Subsidiary against any liabilities associated with such Asset Disposition, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to such properties or assets or received in any other noncash form) in each case net of all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition (without regard to the consolidated results of operations of Graphics and its Subsidiaries, taken as whole), and in each case net of all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition, and, until released to Graphics or a Restricted Subsidiary, net of appropriate amounts to be provided by Graphics or any Restricted Subsidiary of Graphics as a reserve against any liabilities associated with such Asset Disposition, including pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Disposition, all as determined in accordance with GAAP, and net of all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition.

         "Net Cash Proceeds," with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

         "Permitted Holders" means, collectively, MSLEF, the MSCP Entities and the other investors, including the officers and directors of Graphics or Holdings, who beneficially own Voting Stock of Holdings on the Issue Date after giving effect to the Transactions, or, upon the death of such an individual investor, such person's executors, administrators, testamentary trustees, heirs, legatees or beneficiaries.

         "Permitted Investment" means

                  (1) an Investment in Graphics or in a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary or such Person is a Related Business;

                  (2) an Investment by Graphics or any Restricted Subsidiary in another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, Graphics or a Restricted Subsidiary; provided, however, that such Person's primary business is a Related Business;

                  (3) a Temporary Cash Investment;

                  (4) receivables owing to Graphics or any Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as Graphics or any such Restricted Subsidiary deems reasonable under the circumstances;

                  (5) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

                  (6) loans or advances to employees made in the ordinary course of business in accordance with past practices of Graphics or of its Restricted Subsidiaries;

                  (7) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to Graphics or any Restricted Subsidiary or in satisfaction of judgments,

                  (8) Interest Rate Protection Agreements and Raw Material Hedge Agreements and

                  (9) Investments at any time not exceeding $12 million (valued at the fair market value at the time any such Investment was made).

         "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

         "Preferred Stock," as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

         "principal" of a Note means the principal of the Note plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time.

         "Public Equity Offering" means an underwritten primary public offering of common stock of Graphics or Holdings pursuant to an effective registration statement under the Securities Act.

         "Public Market" means any time after (x) a Public Equity Offering has been consummated and (y) at least 15% of the total issued and outstanding common stock of Graphics or Holdings has been distributed by means of an effective registration statement under the Securities Act or sales pursuant to Rule 144 under the Securities Act.

         "Rating Agencies" means S&P and Moody's; provided, however, that if S&P or Moody's or both shall not make a rating of the Notes publicly available, the term Rating Agencies shall refer to a nationally recognized securities rating agency or agencies, as the case may be, selected by Graphics to substitute for S&P or Moody's or both, as the case may be.

         "Rating Category" means

                  (1) with respect to S&P, any of the following categories: BB, B, CCC, CC, C and D (or equivalent successor categories);

                  (2) with respect to Moody's, any of the following categories:
         Ba, B, Caa, Ca, C and D (or equivalent successor categories); and

                  (3) the equivalent of any such category of S&P or Moody's used by a substitute Rating Agency.

In determining whether the rating of the Notes has decreased by one or more gradations, gradations within Rating Categories (+ and - for S&P; 1, 2 and 3 for Moody's; or the equivalent gradations for another Rating Agency) shall be taken into account (e.g., with respect to S&P, a decline in rating from BB+ to BB, as well as from BB-to B+, will constitute a decrease of one gradation).

         "Rating Date" means the date that is 90 days prior to the earlier of
(1) a Change of Control and (2) public notice of the occurrence of a Change of Control or of the intention by Graphics or Holdings to effect a Change of Control.

         "Rating Decline" means the occurrence of the following on, or within 90 days after, the date of public notice of the occurrence of a Change of Control or of the intention by Graphics to effect a Change of Control (which period shall be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by any Rating Agency): (a) in the event the Notes are rated by any Rating Agency on the Rating Date as Investment Grade, the rating of such Notes by both Rating Agencies shall be below Investment Grade, or
(b) in the event the Notes are rated below Investment Grade by both Rating Agencies on the Rating Date, the rating of the Notes by either Rating Agency shall be decreased by one or more gradations.

         "Raw Material Hedge Agreement" means an agreement designed to hedge against fluctuations in the cost of raw materials entered into by Graphics or its Restricted Subsidiaries in the ordinary course of business in connection with their business operations.

         "Refinance" means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue Indebtedness in exchange, substitution or replacement for, such Indebtedness. "Refinanced" and "Refinancing" shall have correlative meanings.

         "Refinancing Indebtedness" means Indebtedness that Refinances any Indebtedness of Graphics or any Restricted Subsidiary existing on the Issue Date or Incurred in compliance with the indenture, including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that

                  (1) such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced,

                  (2) such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced and

                  (3) such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding or committed (plus fees, accrued interest and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced;

provided further, however, that Refinancing Indebtedness shall not include Indebtedness of a Restricted Subsidiary that Refinances Indebtedness of Graphics.

         "Registration Agreement" means the Registration Agreement dated August 10, 1995, among Graphics, Holdings and Morgan Stanley & Co. Incorporated.

         "Related Business" means as of any date the businesses of Graphics and its Restricted Subsidiaries on such date and any business related, ancillary or complementary thereto.

         "Restricted Payment" with respect to any Person means

                  (1) the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving such Person) or similar payment to the direct or indirect holders of its Capital Stock (other than dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock) or options, warrants or other rights to acquire its Capital Stock (other than Disqualified Stock) and dividends or distributions payable solely to Graphics or a Restricted Subsidiary, and other than pro rata dividends or other distributions made by a Subsidiary of Graphics that is not a Wholly Owned Subsidiary to minority stockholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation)),

                  (2) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of Graphics held by any Person or of any Capital Stock of a Subsidiary of Graphics held by any Affiliate of Graphics (other than a Restricted Subsidiary), including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of Graphics that is not Disqualified Stock),

                  (3) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations (other than the purchase, repurchase or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition) or

                  (4) the making of any Investment, other than a Permitted Investment, in any Person;

provided, however, that the purchase or redemption of Subordinated Obligations (or dividends to Holdings for the purchase or redemption of Indebtedness of Holdings) upon the occurrence of an "asset sale" or "change of control" shall not constitute a "Restricted Payment" if, prior to such purchase or redemption (or dividend), Graphics shall have purchased all Notes tendered pursuant to an Excess Proceeds Offer or an offer to purchase the Notes upon the occurrence of a Change of Control Triggering Event with respect to such "asset sale" or "change of control."

         "Restricted Subsidiary" means any Subsidiary of Graphics that is not an Unrestricted Subsidiary.

         "SEC" means the Securities and Exchange Commission.

         "Secured Indebtedness" means any Indebtedness of Graphics secured by a Lien.

         "Securities Act" means the Securities Act of 1933.

         "Senior Indebtedness" of any Person means the following obligations of such Person, whether outstanding on the Issue Date or thereafter Incurred

                  (1) all Indebtedness and other monetary obligations of such Person under (A) the Bank Credit Agreement and all fees, expenses and indemnities payable in connection therewith, (B) any Interest Rate Agreement which Graphics has determined in good faith at the time of the Incurrence thereof is related to indebtedness under the Bank Credit Agreement (which determination shall be conclusive) and all fees, expenses and indemnities payable in connection therewith or (C) any Guarantee of Indebtedness or monetary obligations described in clauses
         (A) and (B), and

                  (2) all other Indebtedness of such Person (other than the Notes), unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the Notes or the Guaranty, as the case may be;

provided, however, that Senior Indebtedness of such Person shall not include

                  (1) any obligation of such Person to any Subsidiary of such Person,

                  (2) any liability for Federal, state, local or other taxes owned or owing by such Person,

                  (3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including Guarantees thereof or instruments evidencing such liabilities),

                  (4) any Indebtedness of such Person (and any accrued and unpaid interest in respect thereof) which is expressly subordinated in right of payment to any other Indebtedness or other obligation of such Person or

                  (5) that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the indenture.

Senior Indebtedness will also include interest accruing subsequent to events of bankruptcy of Graphics, Holdings and their respective Subsidiaries at the rate provided for in the documentation governing such Senior Indebtedness, whether or not such interest is an allowed claim enforceable against the debtor in a bankruptcy case under relevant bankruptcy law.

         "Senior Subordinated Indebtedness" means (1) with respect to Graphics, the Notes and any other Indebtedness of Graphics that specifically provides that such Indebtedness is to rank pari passu with the Notes in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of Graphics which is not Senior Indebtedness of Graphics and
(2) with respect to Holdings, the Guaranty and any other Indebtedness of Holdings that specifically provides that such Indebtedness is to rank pari passu with the Guaranty in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of Holdings which is not Senior Indebtedness of Holdings.

         "Senior Subordinated Obligations" means any principal, premium, if any, and interest on the Notes payable pursuant to the terms of the Notes or upon acceleration, including any amounts received on the exercise of rights of rescission or other rights of action (including claims for damages) or otherwise, to the extent relating to the purchase price of the Notes or amounts corresponding to such principal, premium, if any, or interest on the Notes.

         "Significant Subsidiary" means any Restricted Subsidiary that would be a "Significant Subsidiary" of Graphics within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

         "S&P" means Standard & Poor's Ratings Group and its successors.

         "Stated Maturity" means with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

         "Subordinated Obligation" means any Indebtedness of Graphics (whether outstanding on the Issue Date or thereafter incurred) which is subordinate or junior in right of payment to the Notes pursuant to a written agreement to that effect.

         "Subsidiary" means, in respect of any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Voting Stock is at the time owned or controlled, directly or indirectly, by (1) such Person, (2) such Person and one or more Subsidiaries of such Person or (3) one or more Subsidiaries of such Person.

         "Temporary Cash Investments" means any of the following:

                  (1) any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof;

                  (2) investments in time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50,000,000 (or the foreign currency equivalent thereof) and has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor;

                  (3) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

                  (4) investments in commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of Graphics) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P; and

                  (5) investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by S&P or "A" by Moody's.

         "Transactions" means the merger of Shakopee Valley Printing Inc. with and into Graphics; the issuance of the Notes; the entering into of the Bank Credit Agreement; the repayment by Graphics of all indebtedness outstanding under its bank credit agreement existing prior to the date of the issuance of the Notes; the redemption of all outstanding 15% Senior Subordinated Notes Due 2000 of Graphics; and the repayment of all of the outstanding indebtedness of Shakopee Valley Printing Inc., in each case on the date of the issuance of the Notes, except that the redemption of the 15% Senior Subordinated Notes Due 2000 of Graphics shall occur within 40 days after the Notes are issued.

         "Unrestricted Subsidiary" means (1) any Subsidiary of Graphics that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (2) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) of Graphics to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, Graphics or any Restricted Subsidiary of Graphics that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the covenant described under "-- Certain Covenants -- Limitation on Restricted Payments." The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (x) Graphics could Incur $1.00 of additional Indebtedness under the first paragraph of the covenant described under "-- Certain Covenants -- Limitation on Indebtedness" and (y) no Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced by Graphics to the Trustee by promptly filing with the Trustee a copy of the board resolution giving effect to such designation and an officers' certificate certifying that such designation complied with the foregoing provisions.

         "U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer's option.

         "Voting Stock" of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

         "Wholly Owned Subsidiary" means a Restricted Subsidiary all the Capital Stock of which (other than directors' qualifying shares) is owned by Graphics or one or more Wholly Owned Subsidiaries.

                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

         The following summary, which represents the opinion of Shearman & Sterling, our counsel, describes the material United States federal income tax consequences of the acquisition, ownership and disposition of the Notes. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. This discussion assumes that all of the Notes will be held as capital assets (i.e., generally assets that are held for investment), within the meaning of Section 1221 of the Code, and will not be part of a straddle, a hedge or a conversion transaction within the meaning of Section 1258 of the Code. This discussion is for general information only, and does not address all of the tax consequences that may be relevant to particular purchasers in light of their personal circumstances, or to certain types of purchasers (such as financial institutions, insurance companies, tax-exempt entities, dealers in securities or foreign persons). Persons considering the purchase of Notes should consult their tax advisors with regard to the applications of the United States federal income tax laws to their particular situations, as well as any tax consequences arising under the laws of any state, local, or foreign taxing jurisdictions.

The Notes

         Stated Interest. Each holder of Notes must include as ordinary interest income the interest attributable to such Notes at the time such interest accrues or is received, in accordance with the holder's accounting method for United States federal income tax purposes.

         The Notes were not issued with original issue discount ("OID"), unless the existence of Graphics' obligation to offer to repurchase such Notes upon a Change of Control Triggering Event affects the yield or maturity date of the Notes. Based on the applicable regulations, the right of holders of the Notes to require repurchase upon the occurrence of a Change of Control Triggering Event will not affect the yield or maturity date of the Notes unless, based on all the facts and circumstances as of the issue date, it is more likely than not that such an event giving rise to the repurchase will occur. Graphics has not treated the Change of Control Triggering Event provisions as affecting the computation of the yield to maturity. If the Change of Control Triggering Event provisions were to affect the computation of the yield to maturity, the Notes could be treated as having been issued with OID in the amount of the premium payable upon exercise of the holder's rights under such provisions.

         Sale, Exchange or Retirement. Upon the sale, exchange or retirement of a Note, a holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (reduced by an amount attributable to accrued stated interest, which is taxable in the manner described above under "--Stated Interest") and such holder's adjusted tax basis in such Note. A holder's adjusted tax basis in a Note will generally equal the cost of such Note to such holder, increased by any accrued market discount previously included in taxable income by the holder, and reduced by any amortized bond premium and any principal payments received by the holder, all with respect to such Note.

         Subject to the exception discussed below for market discount, gain or loss recognized on the sale, exchange or retirement of a Note generally will be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange or retirement such Note has been held for more than one year. Individuals and certain other holders are eligible for preferential rates of at United States federal income tax in respect of long-term capital gain. The deduction of capital losses are subject to limitations under the Code.

         Amortizable Bond Premium and Market Discount. If a holder purchased a Note for an amount that is greater than the amount payable at maturity, such holder will be considered to have purchased such Note with "bond premium." The amount of bond premium is the excess of (1) the holder's tax basis in such Note, over (2) the amount payable at maturity (or on an earlier call date if it results in a smaller amortizable bond premium).

Such holder may elect (in accordance with applicable Code provisions) to amortize such premium using a constant yield method over the remaining term of such Note (or until an earlier call date if it resulted in a smaller amount of bond premium) and to offset interest otherwise required to be included in income in respect of such Note during any taxable year by the amortized amount of such excess for such taxable year. Such election, once made, is irrevocable without the consent of the Internal Revenue Service (the "IRS") and applies to all taxable bonds held during the taxable year for which the election is made or subsequently acquired. A holder who has elected to amortize premium using the constant yield method may also elect to compute interest accruals by treating the purchase as a purchase at original issuance and applying the constant yield method.

         If a holder purchased a Note for an amount that is less than the stated redemption price at maturity, such holder will generally be considered to have purchased such Note with "market discount." For this purpose, the stated redemption price at maturity of a Note will equal its principal amount. Market discount with respect to a Note is the excess of the stated redemption price at maturity over the amount paid by the holder for such Note. However, the amount of market discount will be considered zero if it would otherwise be less than 1/4 of 1 percent of the stated redemption price of such Note at maturity multiplied by the number of complete years to maturity (after the holder acquired such Note). If a Note is subject to the market discount rules, a holder will generally be required to (1) treat any gain realized with respect to such Note as ordinary income to the extent of the market discount accrued during the period such holder held the Note, (2) possibly treat any payment on such Note (other than stated interest) as ordinary income to the extent of the market discount accrued during the period such holder held such Note and (3) defer the deduction of all or a portion of the interest expense on any indebtedness incurred or maintained by such holder to purchase or carry such Note. If a holder disposes of a Note in a nontaxable transaction (other than a nonrecognition transaction described in Section 1276(c) of the Code), accrued market discount will be includable as ordinary income to the holder as if such holder had sold such Note at its then fair market value. Market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of such Note, unless the holder irrevocably elects (on an instrument-by-instrument basis) to accrue market discount on the basis of a constant interest rate. A holder may elect to include market discount in income currently as it accrues (on either a ratable or constant yield basis), in which case the rule described above regarding deferral of interest deductions will not apply. An election to include market discount currently, once made, will apply to all market discount obligations acquired by the holder on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS. In the case of a holder who has made both of the elections described above with respect to such Note, such a holder may elect to compute interest accruals by treating the purchase as a purchase at original issuance and applying the constant yield method.

         Because of the complexity of the rules relating to bond premium and market discount, holders should consult their tax advisors as to the application of these rules to their particular circumstances and as to the merit of making any elections in connection therewith.

Backup Withholding and Information Reporting

         The information reporting requirements of the Code and Treasury Regulations apply to certain payments of principal, premium, if any, and interest (including OID) on a Note, and to proceeds of the sale or redemption of a Note. Certain holders may also be subject to backup withholding at a rate of 31% on any payments made with respect to, and proceeds of disposition of, the Notes. Backup withholding will apply to such payments if the holder fails to furnish a correct taxpayer identification number (social security number or employer identification number). Backup withholding may also apply to payments of interest to a holder if such holder has failed to report interest or dividend income to the IRS and the IRS has so notified the payor or, in certain circumstances, if a holder has failed to certify that such holder is not subject to such backup withholding, or failed to otherwise comply with the applicable requirements of the backup withholding rules. Any amount withheld under these backup withholding rules will be creditable against the holder's United States federal income tax liability provided that the required information is furnished to the IRS. Certain holders (including, among others, corporations) are not subject to the backup withholding requirements. The procedures relating to the withholding of tax on interest payments, and some of the associated backup withholding and information reporting rules described above, are subject to modification under new Treasury regulation which generally will become effective for payments made after December 31, 2000, subject to certain transition rules.

                              PLAN OF DISTRIBUTION


         This prospectus is to be used by Morgan Stanley Dean Witter in connection with offers and sales of the Notes in market-making transactions at negotiated prices relating to prevailing market prices at the time of sale. Morgan Stanley Dean Witter may act as principal or agent in such transactions. Morgan Stanley Dean Witter has no obligation to make a market in the Notes and may discontinue its market-making activities at any time without notice, at its sole discretion.

         There is currently no established public market for the Notes. Graphics does not currently intend to apply for listing of the Notes on any securities exchange or approval for quotation through any automated quotation system. Therefore, any trading that does develop will occur on the over-the-counter market. We have been advised by Morgan Stanley Dean Witter that it intends to make a market in the Notes but it has no obligation to do so and any market-making may be discontinued at any time without notice. No assurance can be given that an active public market for the Notes will develop.

         Morgan Stanley Dean Witter acted as placement agent in connection with the original private placement of the Notes and received a placement fee of $5.6 million. Morgan Stanley Dean Witter is affiliated with entities that beneficially own a substantial majority of the outstanding shares of capital stock of Holdings. An affiliate of Morgan Stanley Dean Witter holds an $11.5 million participation in the credit agreement and collects customary fees in connection with its lending role thereunder. Such affiliate also collected $0.5 million in fees in connection with the 1998 Refinancing. In addition, Messrs. Janson and Fry, employees of Morgan Stanley & Co. Incorporated are members of our board of directors.

         Although there are no agreements to do so, Morgan Stanley Dean Witter, as well as others, may act as broker or dealer in connection with the sale of Notes contemplated by this prospectus and may receive fees or commissions in connection with any sales.


                                  LEGAL MATTERS

         Certain legal matters with respect to the Notes offered hereby were passed on for Graphics and Holdings by Shearman & Sterling, New York, New York. Shearman & Sterling has performed, and will continue to perform, legal services for MSLEF II and the MSCP III Entities, companies controlled by MSLEF II and the MSCP III Entities and Morgan Stanley Dean Witter.


                                     EXPERTS

         Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedules at March 31, 1999 and 1998, and for each of the three fiscal years in the period ended March 31, 1999, as set forth in their reports (which contain an explanatory paragraph for the accounting change mentioned in Note 10 to our consolidated financial statements). We have included our financial statements and schedules in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

                              AVAILABLE INFORMATION

         Graphics and Holdings have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, with respect to the Notes. In accordance with the rules and regulations of the SEC, this prospectus does not contain all of the information contained in the registration statement and related schedules and exhibits. Statements made in this prospectus concerning a document filed as an exhibit to the registration statement are not necessarily complete. You should refer to those documents filed as exhibits to the registration statement for a complete description. For further information pertaining to Graphics, Holdings and the Notes, you should refer to the registration statement, including the exhibits and financial statements, notes and schedules filed as a part of the registration statement. The registration statement and its exhibits and schedules may be inspected and copied at the public reference facilities maintained by the SEC at:


450 Fifth Street, N.W.     Citicorp Center              Seven World Trade Center
Room 1024                  500 West Madison Street      13th Floor
Washington, D.C. 20549     14th Floor                   New York, New York
                           Chicago, Illinois 60661      10048

Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. Our filings with the SEC are also available to the public on the SEC's Internet Website at http://www.sec.gov.

         The indenture relating to the Notes requires Holdings and, in the circumstances described below, Graphics to file with the SEC the annual, quarterly and other reports required by Sections 13(a), 13(c) and 15(d) of the Securities Exchange Act of 1934, as amended, regardless of whether such Sections are applicable to Graphics or Holdings. Holdings or Graphics, as the case may be, will supply without cost to each holder of Notes, and file with the trustee under the indenture, within fifteen days after Holdings is required to file the same with the SEC, copies of the audited financial statements, quarterly reports and other reports which Graphics and Holdings are required to file with the SEC pursuant to Sections 13(a), 13(c) and 15(d) of the Exchange Act. If Holdings is no longer the guarantor on the Notes, Holdings shall no longer be required to file such reports and Graphics will be required to file such reports, in each case as of the date and time that Holdings is no longer the guarantor on the Notes.

                           FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933. Discussions containing such forward-looking statements may be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as within this prospectus generally. In addition, when used in this prospectus, the words "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements. Forward-looking statements include without limitation, our expectation as to when we will complete the remediation and testing phases of our Year 2000 program, as well as, any Year 2000 contingency plans, our estimated cost of achieving Year 2000 readiness and our belief that internal systems and equipment will be Year 2000 compliant in a timely manner. Forward-looking statements are subject to a number of risks and uncertainties. Actual results in the future could differ materially from those described in the forward-looking statements as a result of many factors outside of our control, including, but not limited to:

          o    fluctuations in the cost of paper and other raw materials used,

          o    changes in the advertising and printing markets,

          o    actions by our competitors particularly with respect to pricing,

          o    the financial condition of our customers,

          o    our financial condition and liquidity,

          o    the general condition of the United States economy,

          o    demand for our products and services,

          o the availability of qualified personnel and other information technology resources,

          o the ability to identify and remediate all date sensitive lines of computer code,

          o the ability to replace embedded computer chips in systems affected by Year 2000 issues,

          o the actions of government agencies or other third parties with respect to Year 2000 issues, and

          o    the matters set forth in this prospectus generally.

         Consequently, the forward-looking statements should be regarded solely as our current plans, estimates and beliefs. We do not undertake and specifically decline any obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

                                   APPENDIX 1


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 10-K
(Mark One)

[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
      For the fiscal year ended March 31, 1999

                                       or

[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
      For the transition period from ___________ to ____________

      Commission file number 33-97090

                               ACG HOLDINGS, INC.
             (Exact name of registrant as specified in its charter)

          Delaware                                          62-1395968
(State or other jurisdiction of                  (I.R.S. employer identification
incorporation or organization)                                  number)

                               100 Winners Circle
                           Brentwood, Tennessee 37027
                                 (615) 377-0377

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                          AMERICAN COLOR GRAPHICS, INC.
             (Exact name of registrant as specified in its charter)

          New York                                          16-1003976
(State or other jurisdiction of                  (I.R.S. employer identification
incorporation or organization)                                number)

                               100 Winners Circle
                           Brentwood, Tennessee 37027
                                 (615) 377-0377

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No

Indicate by check mark if disclosure of delinquent filers pursuant to item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrants' knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any
amendment to this Form 10-K.    X

Aggregate market value of the voting and non-voting common stock of ACG Holdings, Inc. held by non-affiliates: Not applicable.

ACG Holdings, Inc. has 134,250 shares outstanding of its common stock, $.01 Par Value, as of June 17, 1999 (all of which are privately owned and not traded on a public market).


                       DOCUMENTS INCORPORATED BY REFERENCE
                                      None

                                      INDEX


                                                                         Page
                                                                      Referenced
                                                                      Form 10-K
                                                                      ----------

                                     PART I


Item 1.    Business........................................................  2
Item 2.    Properties......................................................  7
Item 3.    Legal Proceedings...............................................  8
Item 4.    Submission of Matters to A Vote of Security Holders.............  8



                                     PART II

Item 5.    Market for Registrant's Common Equity and Related Stockholder
           Matters ........................................................  9
Item 6.    Selected Financial Data.........................................  9
Item 7.    Management's Discussion and Analysis of Financial Condition and
           Results of Operations........................................... 13
Item 7A.   Quantitative and Qualitative Disclosures About Market Risk...... 24
Item 8.    Financial Statements and Supplementary Data..................... 25
Item 9.    Changes In And Disagreements With Accountants on Accounting and
           Financial Disclosure............................................ 54



                                    PART III

Item 10.   Directors and Executive Officers ............................... 55
Item 11.   Executive Compensation ......................................... 56
Item 12.   Security Ownership of Certain Beneficial Owners and Management.. 61
Item 13.   Certain Relationships and Related Transactions.................. 62



                                     PART IV

Item 14.    Exhibits, Financial Statement Schedules and Reports on
            Form 8-K ...................................................... 64



            Signatures..................................................... 74

                                     PART I

Special Note Regarding Forward Looking Statements

This Annual Report on Form 10-K (this "Report") contains forward-looking statements within the meaning of Section 21E of the Securities Act of 1934. Discussions containing such forward-looking statements may be found in Items 1, 3, 7 and 7A hereof, as well as within this Report generally. In addition, when used in this Report, the words "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements. Forward-looking statements include without limitation, our expectation as to when we will complete the remediation and testing phases of our Year 2000 program, as well as, any Year 2000 contingency plans, our estimated cost of achieving Year 2000 readiness and our belief that internal systems and equipment will be Year 2000 compliant in a timely manner. Forward-looking statements are subject to a number of risks and uncertainties. Actual results in the future could differ materially from those described in the forward-looking statements as a result of many factors outside the control of ACG Holdings, Inc. ("Holdings") formerly Sullivan Communications, Inc. ("Communications"), together with its wholly-owned subsidiary, American Color Graphics, Inc. ("Graphics") formerly Sullivan Graphics, Inc., including, but not limited to:
     -   fluctuations in the cost of paper and other raw materials used,
     -   changes in the advertising and printing markets,
     -   actions by our competitors particularly with respect to pricing,
     -   the financial condition of our customers,
     -   our financial condition and liquidity,
     -   the general condition of the United States economy,
     -   demand for our products and services,
     - the availability of qualified personnel and other information technology resources,
     - the ability to identify and remediate all date sensitive lines of computer code,
     - the ability to replace embedded computer chips in systems affected by Year 2000 issues,
     - the actions of government agencies or other third parties with respect to Year 2000 issues, and
     -   the matters set forth in this Report generally.
Consequently, such forward-looking statements should be regarded solely as our current plans, estimates and beliefs. We do not undertake and specifically decline any obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

ITEM 1.   BUSINESS

General

We are a successor to a business that commenced operations in 1926, and are one of the largest national diversified commercial printers in North America with ten printing plants in eight states and Canada, ten prepress facilities located throughout the United States and one digital visual effects facility, that provides special effects services for the motion picture industry, located in California. We operate primarily in two business segments of the commercial printing industry: printing (which accounted for approximately 83% of total sales during the fiscal year ended March 31, 1999 ("Fiscal Year 1999")) and digital imaging and prepress services conducted through our American Color division (which accounted for approximately 16% of total sales in Fiscal Year
1999). Our printing business and American Color division are both headquartered in Nashville, Tennessee. Partnerships affiliated with Morgan Stanley Dean Witter & Co. ("MSDW") currently own 61.7% of the outstanding common stock and 72.7% of the outstanding preferred stock of Holdings.

Market data used throughout this Report was obtained from industry publications and internal company estimates. While we believe such information is reliable, the accuracy of such information has not been independently verified and cannot be guaranteed.

Financial Information About Industry Segments

See disclosure in note 17 of our consolidated financial statements appearing elsewhere in this Report.

Printing

Our printing business, which accounted for approximately 83%, 84% and 86% of our sales in the fiscal year ended March 31, 1999 (Fiscal Year 1999), the fiscal year ended March 31, 1998 ("Fiscal Year 1998") and the fiscal year ended March 31, 1997 ("Fiscal Year 1997"), respectively, produces retail advertising inserts, comics (newspaper Sunday comics, comic insert advertising and comic books), and other publications.

Retail Advertising Inserts (81% of printing sales in Fiscal Year 1999 and 80% in Fiscal Year 1998 and Fiscal Year 1997). We believe that we are one of the largest printers of retail advertising inserts in the United States. We printed advertising inserts for approximately 300 retailers in Fiscal Year 1999. Retail advertising inserts are preprinted advertisements, generally in color, that display products sold by a particular retailer or manufacturer. Advertising inserts are used extensively by many different retailers, including discount, department, supermarket, home center, drug and automotive stores. Inserts are an important and cost effective means of advertising for these merchants. Advertising inserts are primarily distributed through insertion in newspapers but are also distributed by direct mail or in-store by retailers. They generally advertise for a specific, limited sale period. As a result, advertising inserts are both time sensitive and seasonal.

Comics (13% of printing sales in Fiscal Year 1999, 14% in Fiscal Year 1998 and Fiscal Year 1997, includes newspaper Sunday comics, comic insert advertising and comic books). We believe that we are one of the largest printers of comics in the United States. We print Sunday comics for over 300 newspapers in the United States and Canada and print a significant share of the annual comic book requirements of Marvel Entertainment Group, Inc.

Other Publications (6% of printing sales in Fiscal Year 1999, Fiscal Year 1998 and Fiscal Year 1997). We print local newspapers, TV guide listings and other publications.

In January 1998, we approved a plan for our printing division which was designed to improve responsiveness to customer requirements, increase asset utilization and reduce overhead costs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Restructuring Costs and Other Special Charges" and note 14 to our consolidated financial statements appearing elsewhere in this Report.

Printing Production

Our network of ten printing plants in the United States and Canada is strategically positioned to service major metropolitan centers and provide us with distribution efficiencies and shorter turnaround times, two factors instrumental in continuing our success in servicing large national and regional accounts. There are three printing processes used to produce advertising insert and newspaper supplements: offset lithography (heatset and cold), rotogravure and flexography. We principally use heatset offset and flexographic web printing equipment in our printing operations. We own a substantial majority of our printing equipment, which currently consists of 36 heatset offset presses, 5 coldset offset presses and 11 flexographic presses. Most of our advertising inserts and all of our other publications and comic books are printed using the offset process, while some advertising inserts and substantially all of our newspaper Sunday comics and comic advertising inserts are printed using the flexographic process.

In the heatset offset process, images are distinguished chemically from non-image areas of a metal plate and transferred from the plate to a rubber blanket and then to the paper surface. The printed web goes through an oven which dries the solvents from the ink, thereby setting the ink on the paper. In the cold offset process, inks are set by the absorption of solvents into the paper. Because the heatset offset process can be utilized on a wide variety of papers and produce sharper reproductions, heatset offset presses provide a more colorful and attractive product than cold offset presses.

The flexographic process differs from offset printing in that it utilizes raised image plates and rapid-drying, water-based (as opposed to solvent-based) inks. The flexographic image area results from application of ink to the raised surface on the plate, which is transferred directly to the paper surface. Our flexographic printing generally provides vibrant color reproduction at a lower cost than heatset offset printing. The strengths of flexography compared with the rotogravure and offset processes are faster press set up times, brighter colors, reduced paper waste, reduced energy use and maintenance costs, and environmental advantages due to the use of water-based inks. Faster press set up times make the process particularly attractive to commercial customers with shorter runs and extensive regional versioning.

In addition to advertising insert capacity, certain equipment parameters are critical to competing in the advertising insert market, including cut-off length, folding capabilities and in-line finishing. Cut-off length is one of the determinants of the size of the printed page. Folding capabilities for advertising inserts must include a wide variety of page sizes, page counts and special paper folding effects. Finally, many advertising inserts require gluing or stitching of the product, adding cards, trimming and numbering. These production activities generally are done in-line with the press to meet the expedited delivery schedules and pricing required by many customers. We believe that our mix and configuration of presses and press services allows for efficient tailoring of printing services to customers' product needs.

Digital Imaging and Prepress Services

Our digital imaging and prepress services business is conducted by our American Color division ("American Color") which accounted for approximately 16%, 15%, and 14% of our Fiscal Year 1999, Fiscal Year 1998 and Fiscal Year 1997 sales, respectively. We believe American Color is one of the largest full-service providers of digital imaging, prepress and color separation services in the United States and a technological leader in its industry. American Color commenced operations in 1975 and maintains ten full service locations nationwide.

American Color assists its customers in the capture, manipulation, transmission and distribution of images. The majority of this work leads to the production of four-color separations in a format appropriate for use by printers. American Color makes page changes, including typesetting, and combines digital page layout information with electronically captured and color-corrected four-color images. From these digital files, proofs, final corrections and, finally, four-color films or digital output are produced for each advertising or editorial page. The final four-color films or digital output enable printers to prepare plates for each color resulting in the appearance of full color in the printed page. American Color's revenue from these traditional services is being supplemented by new revenue sources from electronic prepress services such as digital image storage, facilities management (operating digital imaging and prepress service facilities at a customer location), computer-to-plate services, creative services, consulting and training services, multimedia and internet services, and software and data-base management. American Color has been a leader in implementing these new technologies, enabling it to reduce unit costs and effectively service the increasingly complex demands of its customers more quickly than many of its competitors. American Color has also been one of the leaders in the integration of electronic page make-up, microcomputer-based design and layout, and digital cameras into prepress production.

The digital imaging and prepress services industry is highly fragmented, primarily consisting of smaller local and regional companies, with only a few national full-service digital imaging and prepress companies such as American Color, none of which has a significant nationwide market share. Many smaller digital imaging and prepress companies have left the industry in recent years due to their inability to keep pace with technological advances in the industry.

In March 1999, we approved a plan for our American Color division designed to primarily:

    1) Consolidate certain facilities in order to improve asset utilization and operational efficiency;
    2) Modify the organizational structure as a result of facility consolidation and other changes; and
    3)   Reduce overhead and other costs.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Restructuring Costs and Other Special Charges" and note 14 to our consolidated financial statements appearing elsewhere in this Report.

Competitive Advantages and Strategy

Competitive Advantages. We believe that we have the following competitive advantages in our printing and digital imaging and prepress services businesses:

Modern Equipment. We believe that our web heatset offset and flexographic web printing equipment is among the most advanced in the industry and that the average age of our equipment is significantly less than the majority of our regional competitors and is comparable to our major national competitors. We are also committed to a comprehensive, long-term maintenance program, which enhances the reliability and extends the life of our presses and other production equipment. We also believe that our digital imaging and prepress equipment is significantly more advanced than many of our smaller regional competitors, many of whom have not incorporated digital prepress technologies and computer-to-plate services to the same extent as we have, nor adopted an open systems environment which allows greater flexibility and more efficient maintenance.

Strong Customer Base. We provide printing services to a diverse base of customers, including approximately 300 retailers and over 300 newspapers in the United States and Canada. Our printing services customer base includes a significant number of the major national retailers and larger newspaper chains as well as numerous smaller regional retailers. Our consistent focus on providing high quality printing products and strong customer service at competitive prices has resulted in long-term relationships with many of these customers. American Color's customer base includes large and medium-sized customers in the publishing, retail and catalog businesses, many of whom also have long-term relationships with us. Although the digital imaging and prepress services business has generally been on a spot bid basis in the past, we have been successful in continuing to increase the proportion of our business under long-term contracts.

Competitive Cost Structure. We have reduced the variable and fixed costs of production at our printing facilities over the past several years and believe we are well positioned to maintain our competitive cost structure in the future due to economies of scale. We have also reduced both labor and material costs (the principal variable production costs) in our digital imaging and prepress services business primarily through the adoption of new digital prepress production methodologies.

Strong Management Team. We have strengthened our printing management group by hiring experienced managers with a clear focus on growth, quality and continued cost reduction, resulting in an improved cost structure and a well-defined strategy for future expansion. We have also strengthened our management group in our digital imaging and prepress services business, filling a number of senior, regional and plant management positions with individuals who we believe will manage the digital imaging and prepress services business for growth and profitability and will continue to upgrade our capabilities.

National Presence. Our nine printing plants in the United States and one plant in Canada provide us with distribution efficiencies, strong customer service, flexibility and short turnaround times, all of which are instrumental in our continued success in servicing our large national and regional retail accounts. Our expanded sales and marketing groups provide greater customer coverage and enable us to more successfully penetrate regional markets. We believe that our ten digital imaging and prepress facilities provide us with contingency capabilities, increased capacity during peak periods, access to top quality internal technical personnel throughout the country, short turnaround time and other customer service advantages.

Strategy. Our objective is to increase shareholder value by growing our revenues, increasing our market share and reducing costs. Our strategy to achieve this objective is as follows:

Grow Unit Volume. Management believes that our level of national sales coverage, when coupled with our significant industry experience and customer-focused sales force, will result in unit growth. In an effort to stimulate unit volume growth, we have strengthened our printing sales group. Unit volume growth is also expected to result from continued capital expansion and selective printing acquisitions. In addition, in our digital imaging and prepress services business, we have strengthened our sales force, provided expanded training and, more closely focused our marketing efforts on new, larger customers.

Continue to Improve Product Mix. We intend to increase our share of the retail advertising insert market. In addition, we expect to continue to adjust the mix of our customers and products within the retail advertising insert market to those that are more profitable and less seasonable and to maximize the use of our equipment. We are also continuing expansion of our printing facilities' capabilities for in-plant prepress and postpress services. Our digital imaging and prepress services business will continue to focus on high value-added new business opportunities, particularly large-scale projects that will best utilize the breadth of services and technologies we have to offer. Additionally, we will continue to pursue large facilities management opportunities as well as national and large regional customers that require more sophisticated levels of service and technologies.

Continue to Reduce Manufacturing Costs and Improve Quality. We intend to further reduce our production costs at our printing facilities through our Total Quality Management Process, an ongoing cost reduction and continuous quality improvement process. Additionally, we plan to continue to maximize scale advantages in the purchasing, technology and engineering areas. We also intend to continue to gain variable cost efficiencies in our digital imaging and prepress services business by using our technical resources to improve digital prepress workflows at our various facilities. In addition, we believe we will be able to reduce our per unit technical, sales and management costs as we increase sales in this business.

Continue to Make Opportunistic Acquisitions. An integral part of our long-term growth strategy includes a plan to selectively assess and acquire other printing and digital imaging and prepress services companies that we believe will enhance our leadership position in these industries.

Customers and Distribution

Customers. We sell our printing products and services to a large number of customers, primarily retailers and newspapers, and all of the products are produced in accordance with customer specifications. We perform a portion of our printing work, primarily the printing of Sunday comics and comic books, under long-term contracts with our customers. The contracts vary in length and many of the contracts automatically extend for one year unless there has been notice to the contrary from either of the contracting parties within a certain number of days before the end of any term. For the balance of our printing work, we obtain varying time commitments from our customers ranging from job to job to annual allocations. Printing prices are generally fixed during such commitments; however, our standard terms of trade call for the pass-through of changes in the cost of raw materials, primarily paper and ink.

American Color's customers consist of magazine and newspaper publishers, retailers, catalog sales organizations, printers, consumer products companies, advertising agencies and direct mail advertisers. Its customers typically have a need for high levels of technical expertise, short turnaround times and responsive customer service. In addition to its historical regional customer base, American Color is increasingly focused on larger, national accounts that have a need for a broad range of fully integrated services and communication capabilities requiring leading edge technology. This trend has resulted in an increasing amount of contractual business related to facilities management arrangements with customers over the past several years. These contracts typically extend from three to five years in length.

The printing and American Color divisions have historically had certain common customers and their ability to cross-market is an increasingly valuable tool as computer-to-plate, regional versioning, electronic digital imaging, facilities management and speed to market become more important to their customers. This enables us to provide more comprehensive solutions to customers' digital imaging and prepress and printing needs.

No single customer accounted for sales in excess of 10% of our consolidated sales in Fiscal Year 1999. Our top ten customers accounted for approximately 34% of consolidated sales in Fiscal Year 1999.

Distribution. We distribute our printing products primarily by truck to customer designated locations, primarily newspapers. Costs of distribution are generally paid by the customers, and most shipping is by common carrier. American Color generally distributes its products via electronic transmission, overnight express, or other methods of personal delivery or by courier.

Competition

Commercial printing in the United States is a large, highly fragmented, capital-intensive industry and we compete with numerous national, regional and local printers. A trend of industry consolidation in recent years can be attributed to (1) customer preferences for larger printers with a greater range of services, (2) capital requirements and (3) competitive pricing pressures.
We believe that competition in the printing business is based primarily on quality and service at a competitive price.

American Color competes with numerous digital imaging and prepress service firms on both a national and regional basis. The industry is highly fragmented, primarily consisting of smaller local and regional companies, with only a few national full-service digital imaging and prepress companies such as American Color, none of which has a significant nationwide market share. Many smaller digital imaging and prepress companies have left the industry in recent years due to their inability to keep pace with the technological advances required to service increasingly complex customer demands. We believe that the digital imaging and prepress services sector will continue to be subject to high levels of ongoing technological change and the need for capital expenditures to keep up with such change.

Raw Materials

The primary raw materials used in our printing business are paper and ink. We purchase substantially all of our ink and related products under long-term ink supply contracts. Throughout Fiscal Year 1997, the overall cost of paper declined. During Fiscal Year 1998, paper prices increased slightly through mid year and then declined to near beginning of the year levels. In Fiscal Year 1999, as most grades of paper became more plentiful, paper prices declined. Management expects that, as a result of our strong relationships with key suppliers, our material costs will remain competitive within the industry. In accordance with industry practice, we generally pass through increases in the cost of paper to customers in the costs of our printed products, while decreases in paper costs generally result in lower prices to customers. The primary inputs in prepress service processes are film and proofing materials.

In both of our business segments, there is an adequate supply of the necessary materials available from multiple vendors. We are not dependent on any single supplier and have had no significant problems in the past obtaining necessary raw materials.

Seasonality

Some of our printing and digital imaging and prepress services business is seasonal in nature, particularly those revenues derived from advertising inserts. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality" appearing elsewhere in this Report.

Backlog

Because our printing, digital imaging and prepress services products are required to be delivered soon after final customer orders are received, we do not experience any backlog of unfilled customer orders.

Employees

As of May 31, 1999, we had a total of approximately 2,760 employees, of which approximately 220 employees are represented by a collective bargaining agreement that will expire on December 31, 2004. We consider our relations with our employees to be excellent.

Governmental and Environmental Regulations

We are subject to regulation under various federal, state and local laws relating to employee safety and health, and to the generation, storage, transportation, disposal and emission into the environment of hazardous substances. We believe that we are in material compliance with such laws and regulations. Although compliance with such laws and regulations in the future is likely to entail additional capital expenditures, we do not anticipate that such expenditures will be material. See "Legal Proceedings Environmental Matters" appearing elsewhere in this Report.

ITEM 2.   PROPERTIES

We operate in 21 locations in 14 states and Canada. We own seven printing plants in the United States and one in Canada and lease two printing plants, one in California and one in Pennsylvania. The American Color division has ten production locations, all of which are leased by American Color. The American Color division also operates digital imaging and prepress facilities on the premises of several of its customers ("facilities management"). In addition, we maintain one small executive office in Connecticut, a digital visual effects facility in California and our headquarter facility in Nashville, Tennessee, all of which are leased. We believe that our plants and facilities are adequately equipped and maintained for present and planned operations.

ITEM 3.   LEGAL PROCEEDINGS

We have been named as a defendant in several legal actions arising from our normal business activities. In the opinion of management, any liabilities that may arise from such actions will not, individually or in the aggregate, have a material adverse effect on our financial condition or results of operations.

Environmental Matters

Graphics, together with over 300 other persons, has been designated by the U.S. Environmental Protection Agency as a potentially responsible party (a "PRP") under the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA," also known as "Superfund") at one Superfund site. Although liability under CERCLA may be imposed on a joint and several basis and our ultimate liability is not precisely determinable, the PRPs have agreed that Graphics' share of removal costs is approximately 0.46% and therefore Graphics believes that its share of the anticipated remediation costs at such site will not be material to its business or financial condition. Based upon an analysis of Graphics' volumetric share of waste contributed to the site and the agreement among the PRPs, we maintain a reserve of approximately $0.1 million in connection with this liability on our consolidated balance sheet at March 31, 1999. We believe this amount is adequate to cover such liability.

ITEM 4.   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

                                     PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY
          AND RELATED STOCKHOLDER MATTERS

     Market Information

     There is no established public market for the common stock of either Holdings or Graphics.

     Holders

     As of June 2, 1999, there were approximately 93 record holders of Holdings' common stock. Holdings is the sole shareholder of Graphics' common stock.

     Dividends

     There have been no cash dividends declared on any class of common equity for the two most recent fiscal years. See restrictions on Holdings' ability to pay dividends and Graphics' ability to transfer funds to Holdings in note 1 to our consolidated financial statements appearing elsewhere in this Report.

     Recent Sales of Unregistered Securities

     During the fourth quarter of Fiscal Year 1998, certain officers exercised options to purchase an aggregate of 8,254 shares of Holdings' common stock for $.01/share. The securities that were sold were exempt from registration on the basis that all such officers are "accredited investors" within the meaning of the Securities Act of 1933.


ITEM 6.   SELECTED FINANCIAL DATA

Set forth below is selected financial data for and as of the fiscal years ended March 31, 1999, 1998, 1997, 1996 and 1995. The balance sheet data as of March 31, 1999, 1998, 1997, 1996 and 1995 and the statement of operations data for the fiscal years ended March 31, 1999, 1998, 1997, 1996 and 1995 are derived from the audited consolidated financial statements for such periods and at such dates. The selected financial data below also reflects our discontinued wholly-owned subsidiary, Sullivan Media Corporation ("SMC") and our coupon free standing insert ("FSI") operation previously conducted by our discontinued wholly-owned subsidiary Sullivan Marketing, Inc. ("SMI"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Discontinued Operations" and note 2 of our consolidated financial statements appearing elsewhere in this Report.

This data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements appearing elsewhere in this Report.

                             Selected Financial Data
                               ACG Holdings, Inc.

                                                                        Fiscal Year Ended March 31,
                                                        ---------------------------------------------------------
                                                           1999        1998         1997       1996       1995(a)
                                                        ---------------------------------------------------------
                                                                           (dollars in thousands)
   Statement of Operations Data:

   Sales                                              $ 520,343      533,335    524,551      529,523    433,198

   Cost of Sales                                        439,091      461,407    459,880      465,110    370,267
                                                      ---------    ---------  ---------    ---------  ---------
      Gross Profit                                       81,252       71,928     64,671       64,413     62,931

   Selling, general and administrative expenses (b)      46,333       54,227     51,418       44,164     41,792

   Restructuring costs and other special charges (c)      5,464        5,598      2,881        7,533       --

   Gain from curtailment and establishment of defined
     benefit pension plans, net (d)                        --           --         --           --      (3,311)
                                                      ---------     --------   --------     --------   --------
      Operating income                                   29,455       12,103     10,372       12,716     24,450

   Interest expense, net                                 36,077       38,813     36,132       32,425     25,334

   Other expense                                          1,217          412        245        1,722        985

   Income tax expense                                       523        2,106      2,591        4,874      2,552
                                                      ---------     --------    --------    --------   --------

      Loss from continuing operations before
        extraordinary items                              (8,362)     (29,228)   (28,596)     (26,305)    (4,421)
                                                      ---------     --------    --------    --------   --------
   Discontinued operations: (e)

      Loss from operations, net of tax                    --            --       (1,557)      (1,364)      (912)

      Estimated (loss) on shut down and gain on
        settlement, net of tax                            --            (667)    (1,550)       2,868     18,495

   Extraordinary loss on early extinguishment
     of debt(f)                                          (4,106)        --         --         (4,526)       --
                                                      ---------     --------    --------    --------   --------

   Net (loss) income                                  $ (12,468)     (29,895)   (31,703)     (29,327)    13,162
                                                      =========     ========    ========    =========  ========
   Balance Sheet Data (at end of period):

   Cash and cash equivalents                          $    0            0          0            0         4,635

   Working capital (deficit)                          $  (5,451)      11,610     (8,598)       9,612      4,958

   Total assets                                       $ 299,000      329,958    333,975      351,181    328,368

   Long-term debt and capitalized leases, including
     current installments (g)                         $ 289,589      319,657    312,309      297,617    258,201

   Stockholders' deficit                              $(119,306)    (106,085)   (76,318)     (44,396)   (14,970)

   Other Data:

   Net cash provided (used) by operating activities   $  48,137       18,257     24,313       (4,187)    30,510

   Net cash used by investing activities              $ (10,364)     (10,100)   (10,997)     (24,436)   (17,580)

   Net cash (used) provided by financing activities   $ (37,812)      (8,143)   (13,312)      23,982    (17,527)

   Capital expenditures (including lease obligations
     entered into)                                    $  16,238       23,713     37,767       28,022     20,415

   EBITDA (h)                                         $  64,286       52,367     46,972       46,847     51,719


NOTES TO SELECTED FINANCIAL DATA

(a) On August 15, 1995, Shakopee Valley Printing, Inc. ("Shakopee") was merged with and into Graphics (the "Shakopee Merger"). The merger has been accounted for as a combination of entities under common control (similar to a pooling-of-interests), and accordingly, the consolidated financial statements give retroactive effect to the Shakopee Merger and include the combined operations of Holdings and Shakopee subsequent to December 22, 1994 (the date on which Shakopee became under our common control). Shakopee's financial results are not reflected in periods prior to December 22, 1994 as these periods were prior to common control ownership.

(b) Fiscal Year 1998 selling, general and administrative expense includes $1.5 million of non-recurring American Color charges associated with the relocation of American Color's corporate office and various severance related expenses and $0.6 million of non-cash charges associated with an employee benefit program.

      Fiscal Year 1997 selling, general and administrative expense includes $2.5 million of non-recurring employee termination expenses. See note 15 to our consolidated financial statements appearing elsewhere in this Report.

(c) In March 1999, we approved a restructuring plan for our American Color division, which was designed to consolidate certain facilities in order to improve asset utilization and operational efficiency, modify the organizational structure as a result of facility consolidation and other changes and reduce overhead and other costs. We recorded $4.6 million of costs under this plan in Fiscal Year 1999.

      In January 1998, we approved a restructuring plan for our printing division designed to improve responsiveness to customer requirements, increase asset utilization and reduce overhead costs. We recorded $3.9 million of costs under this plan in Fiscal Year 1998.

      In April 1995, we implemented a restructuring plan for our American Color division, which was designed to improve productivity, increase customer service and responsiveness and provide increased growth in the business. We recorded $0.9 million and $4.1 million of costs under this plan in Fiscal Year 1997 and the fiscal year ended March 31, 1996 ("Fiscal Year 1996"), respectively.

      In addition, we recorded $0.9 million, $1.7 million, $1.9 million and $3.4 million of other special charges related to asset write-offs and write-downs in our printing and American Color divisions in Fiscal Year 1999, Fiscal Year 1998, Fiscal Year 1997 and Fiscal Year 1996, respectively. See note 14 to our consolidated financial statements appearing elsewhere in this Report.

(d) In October 1994, we amended our defined benefit pension plans, which resulted in the freezing of additional defined benefits for future services under the plans effective January 1, 1995. We recognized a curtailment gain of $3.7 million as a result of freezing such benefits. Also in October 1994, the Board of Directors approved a new Supplemental Executive Retirement Plan ("SERP"), which is a defined benefit plan, for certain key executives. We recognized a $0.4 million expense associated with the establishment of the SERP.

(e) In February of Fiscal Year 1997, we made a strategic decision to shut down the operation of our wholly-owned subsidiary SMC. SMC's shut down has been accounted for as a discontinued operation, and accordingly, SMC's operations are segregated in our consolidated financial statements. Sales, costs of sales and selling, general and administrative expenses attributable to SMC for Fiscal Years 1997, 1996 and 1995 have been reclassified to discontinued operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Discontinued Operations" and note 2 of our consolidated financial statements appearing elsewhere in this Report.

      On February 16, 1994, we assigned the coupon FSI contracts of our subsidiary, SMI, to News America FSI, Inc. ("News America"). In June 1994, we recorded income from the settlement of a lawsuit entitled Sullivan Marketing, Inc. and Sullivan Graphics, Inc. v. Valassis Communications, Inc., News America FSI Inc. and David Brandon (the "SMI Settlement") of $18.5 million, net of taxes, and when coupled with settlement expenses which had previously been accrued, the net cash proceeds resulting from this settlement were approximately $16.7 million.

      In Fiscal Year 1996, we recognized settlement of a complaint naming SMI, News America and two packaged goods companies as defendants (the "EPI lawsuit") and reversed certain accruals related to the estimated loss on shut down of SMI. The resulting effect reflected in the Fiscal Year 1996 consolidated statement of operations was $2.9 million income in discontinued operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Discontinued Operations" and note 2 of our consolidated financial statements appearing elsewhere in this Report.

(f) As part of a refinancing transaction entered into on May 8, 1998 (the "1998 Refinancing"), we recorded an extraordinary loss related to early extinguishment of debt of $4.1 million, net of zero taxes. This extraordinary loss primarily consisted of the write-off of deferred financing costs related to refinanced indebtedness in the quarter ended June 30, 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources".

      In August 1995, as part of the Shakopee Merger and the refinancing transactions (the "1995 Refinancing"), collectively (the "1995 Transactions"), we recorded an extraordinary loss related to early extinguishment of debt of $4.5 million, net of zero taxes. This extraordinary loss primarily consisted of the early redemption premium on Graphics' 15% Senior Subordinated Notes due 2000 (the "15% Notes") and the write-off of deferred financing costs related to refinanced indebtedness partially offset by the write-off of a bond premium associated with the 15% Notes.

(g) The balance of long-term debt outstanding at March 31, 1995 includes an additional $9.7 million relating to a purchase accounting adjustment to the 15% Notes resulting from the 1993 Acquisition. The principal amount payable at maturity of the 15% Notes remained at $100 million. The 15% Notes were redeemed in connection with the 1995 Refinancing.

(h) EBITDA is included in the Selected Financial Data because management believes that investors regard EBITDA as a key measure of a leveraged company's performance and ability to meet its future debt service requirements. EBITDA is defined as earnings before net interest expense, income tax expense, depreciation, amortization, other special charges related to asset write-offs and write-downs, other income (expense), discontinued operations and extraordinary items. EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered an alternative to net income (or any other measure of performance under generally accepted accounting principles) as a measure of performance or to cash flows from operating, investing or financing activities as an indicator of cash flows or as a measure of liquidity. Certain covenants in the Indenture dated as of August 15, 1995 and the bank credit agreement entered into in May 1998 (see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources") are based on EBITDA, subject to certain adjustments.

      EBITDA in Fiscal Year 1999 includes $4.6 million in restructuring costs related to the American Color division, $0.6 million of non-recurring costs associated with the consolidation of certain production facilities at the American Color division, $0.3 million of non-recurring employee termination expenses and $0.2 million of non-cash charges associated with an employee benefit program.

      EBITDA in Fiscal Year 1998 includes $3.9 million in restructuring costs related to the printing division, $1.5 million of non-recurring charges associated with the relocation of American Color's corporate office and various severance related expenses, and $0.7 million of certain charges associated with employee benefit programs.

      EBITDA in Fiscal Year 1997 includes $0.9 million of restructuring costs related to the American Color division and non-recurring employee termination expenses of $2.5 million (see note 15 to our consolidated financial statements appearing elsewhere in this Report).

      EBITDA in Fiscal Year 1996 includes $4.1 million of restructuring costs related to the American Color division.

      EBITDA in Fiscal Year 1995 includes a $3.3 million net gain related to a change in our defined benefit pension plans (as discussed in note (d) above).

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

On May 8, 1998, we refinanced all of our existing bank indebtedness in the 1998 Refinancing (see note 6 to our consolidated financial statements appearing elsewhere in this Report and "Liquidity and Capital Resources" below). The primary objectives of the refinancing were to gain greater financial and operating flexibility, to reduce our overall cost of capital and to provide greater opportunity for internal growth and growth through acquisitions.

Printing. Commercial printing in the United States is highly competitive. The significant capital required to keep pace with changing technology and competitive pricing trends has led to a trend of industry consolidation in recent years. In addition, customers' preference for larger printers, such as us, with a wider variety of services, greater distribution capabilities and more flexibility have also contributed to consolidation within the industry. The industry is expected to remain competitive in the near future and our sales will continue to be subject to changes in retailers' demands for printed products.

The cost of paper is a principal factor in our overall pricing to our customers. The level of paper costs also has a significant impact on our reported sales. Throughout Fiscal Year 1997, the overall cost of paper declined. During Fiscal Year 1998, paper prices increased slightly through mid year and then declined to near beginning of the year levels. In Fiscal Year 1999, as most grades of paper became more plentiful, paper prices declined. In accordance with industry practice, we generally pass through increases in the cost of paper to customers in the costs of our printed products, while decreases in paper costs generally result in lower prices to customers.

In recent years, comprehensive quality improvement and cost reduction programs have been implemented for all our printing processes. As a result of these measures, we have been successful in lowering our manufacturing costs within the printing sector, while improving product quality. Additionally, in order to grow sales and improve gross margins, we increased the geographic and industry scope of our sales force and shifted the mix of our business toward retail customers and away from the printing of certain lower margin publications. Furthermore, management believes that continued strong demand for the retail advertising insert product has resulted in less excess industry capacity and therefore an improved supply/demand position within the marketplace. This dynamic has resulted in a greater stabilization of printing prices which in conjunction with our cost reduction programs has had favorable impact on printing gross profit levels.

In January 1998, we approved a plan for our printing division which was designed to improve responsiveness to customer requirements, increase asset utilization and reduce overhead costs. The cost of this plan was accounted for in accordance with the guidance set forth in Emerging Issues Task Force Issue 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF 94-3") (see "Restructuring Costs and Other Special Charges" below).

American Color. The digital imaging and prepress services industry has experienced significant technological advances as electronic digital prepress systems have replaced the more manual and photography-based methods utilized in the past. This shift in technology, which improved process efficiencies and decreased processing costs, produced increased unit growth for American Color as the demand for color pages increased. However, American Color's selling price levels per page have declined because of greater efficiencies resulting from increased use of technology. American Color's revenue from traditional services are now supplemented by new revenue sources from electronic digital imaging and prepress services such as digital image storage, facilities management, computer-to-plate services, creative services, consulting and training services, multimedia and internet services, and software and data-base management.

In March 1999, we approved a plan for our American Color division, which was designed to consolidate certain facilities in order to improve asset utilization and operational efficiency, modify the organizational structure as a result of facility consolidation and other changes, and reduce overhead and other costs. The cost of this plan is being accounted for in accordance with the guidelines set forth in EITF 94-3 (see "Restructuring Costs and Other Special Charges" below).

The following table summarizes our historical results of continuing operations for Fiscal Years 1999, 1998 and 1997:

                                        Fiscal Year Ended March 31,
                                   ----------------------------------
                                   1999           1998          1997
                                   ----           ----          ----
                                         (dollars in thousands)

Sales:

   Printing                        $431,936       $446,350      $449,924

   American Color                    83,816         82,384        71,712

   Other (a)                          4,591          4,601         2,915
                                   --------       --------      --------
      Total                        $520,343       $533,335      $524,551
                                   ========       ========      ========
Gross Profit:

   Printing                        $ 62,025       $ 51,278      $ 49,469

   American Color                    19,128         19,249        15,062

   Other (a)                             99          1,401           140
                                   --------       --------      --------
      Total                        $ 81,252       $ 71,928      $ 64,671
                                   ========       ========      ========

Gross Margin:

   Printing                            14.4%          11.5%         11.0%

   American Color                      22.8%          23.4%         21.0%

      Total                            15.6%          13.5%         12.3%

Operating Income (Loss):

   Printing (b)(c)                 $ 38,994       $ 22,612      $ 25,858

   American Color (b)(c)             (2,542)         2,404        (1,315)

   Other (a)(d)(e)                   (6,997)       (12,913)      (14,171)
                                   --------       --------      --------
      Total                         $29,455        $12,103       $10,372
                                   ========       ========      ========


(a) Other operations primarily include revenues and expenses associated with our digital visual effects business ("Digiscope").

(b) Printing operating income includes the impact of $1.7 million and $0.4 million in Fiscal Year 1998 and Fiscal Year 1997, respectively, of other special charges related to asset write-offs and write-downs. American Color's operating loss includes the impact of other special charges related to asset write-offs and write-downs of $0.9 million and $1.5 million in Fiscal Year 1999 and Fiscal Year 1997, respectively. See "Restructuring Costs and Other Special Charges" below.

(c) Printing operating income includes the impact of $3.9 million of restructuring costs in Fiscal Year 1998. American Color's operating loss includes the impact of restructuring costs of $4.6 million and $0.9 million in Fiscal Year 1999 and Fiscal Year 1997, respectively. See "Restructuring Costs and Other Special Charges" below. American Color's operating (loss) income also includes $0.9 million of non-recurring charges in Fiscal Year 1999 associated with the consolidation of certain production facilities and $1.5 million of non-recurring charges in Fiscal Year 1998 associated with the relocation of its corporate office and various severance related expenses.

(d) Also includes corporate general and administrative expenses, and amortization expense.

(e) Other operations also reflects the impact of $0.3 million of non-recurring employee termination expenses and $0.2 million of non-cash charges associated with an employee benefit program in Fiscal Year 1999, certain charges associated with employee benefit programs of $0.7 million in Fiscal Year 1998 and non-recurring employee termination expenses of $2.5 million in Fiscal Year 1997 (see note 15 to our consolidated financial statements appearing elsewhere in this Report).

Historical Results of Operations
                      Fiscal Year 1999 vs. Fiscal Year 1998

Our sales decreased 2.4% to $520.3 million in Fiscal Year 1999 from $533.3 million in Fiscal Year 1998. This decrease includes a decrease in printing sales of $14.5 million, or 3.2%, offset in part by an increase in American Color's sales of $1.4 million or 1.7%. Our gross profit increased to $81.3 million or 15.6% of sales in Fiscal Year 1999 from $71.9 million or 13.5% of sales in Fiscal Year 1998. Our operating income increased to $29.5 million or 5.7% of sales in Fiscal Year 1999 from $12.1 million or 2.3% of sales in Fiscal Year 1998. See the discussion of these changes by segment below.

Printing

Sales. Printing sales decreased $14.5 million to $431.9 million in Fiscal Year 1999 from $446.4 million in Fiscal Year 1998. Printing production volume increased approximately 4%. This increase was offset by an increase in sales to customers that supply their own paper and the impact of declining paper prices.

Gross Profit. Printing gross profit increased $10.7 million to $62.0 million in Fiscal Year 1999 from $51.3 million in Fiscal Year 1998. Printing gross margin increased to 14.4% in Fiscal Year 1999 from 11.5% in Fiscal Year 1998. The increase in gross profit is primarily the result of reduced manufacturing costs and increased production volume. The increase in gross margin includes the above mentioned factors coupled with the impact of an increase in sales to customers that supply their own paper and declining paper prices.

Selling, General and Administrative Expenses. Printing selling, general and administrative expenses decreased slightly to $23.0 million, or 5.3% of printing sales, in Fiscal Year 1999 compared to $23.1 million, or 5.2% of printing sales, in Fiscal Year 1998.

Operating Income. As a result of the above factors and the incurrence of both restructuring costs associated with the printing restructuring plan of $3.9 million in Fiscal Year 1998 and other special charges related to asset write-offs and write-downs of $1.7 million in Fiscal Year 1998 (see "Restructuring Costs and Other Special Charges" below), operating income from the printing business increased to $39.0 million in Fiscal Year 1999 from $22.6 million in Fiscal Year 1998.

American Color

Sales. American Color's sales increased $1.4 million, or 1.7%, to $83.8 million in Fiscal Year 1999 from $82.4 million in Fiscal Year 1998. The increase in Fiscal Year 1999 was primarily the result of higher packaging prepress sales and increased digital imaging and prepress production volume.

Gross Profit. American Color's gross profit decreased $0.1 million to $19.1 million in Fiscal Year 1999 from $19.2 million in Fiscal Year 1998. American Color's gross margin decreased to 22.8% in Fiscal Year 1999 from 23.4% in Fiscal Year 1998. Included were decreases resulting from increased costs associated with new operations servicing the packaging prepress industry and $0.9 million of non-recurring costs associated with the consolidation of certain production facilities, offset in part by an increase in volume and other material and payroll savings.

Selling, General and Administrative Expenses. American Color's selling, general and administrative expenses decreased to $16.2 million, or 19.3% of American Color's sales in Fiscal Year 1999 from $16.8 million, or 20.4% of American Color's sales in Fiscal Year 1998. This decrease is primarily a result of $1.5 million of non-recurring charges associated with the relocation of American Color's corporate office and various severance related expenses in Fiscal Year 1998, partially offset by increased selling expenses for packaging prepress and other operations in Fiscal Year 1999.

Operating (Loss) Income. As a result of the above factors and the incurrence of both restructuring costs associated with the American Color restructuring plan of $4.6 million in Fiscal Year 1999 and other special charges related to asset write-offs and write-downs of $0.9 million in Fiscal Year 1999 (see "Restructuring Costs and Other Special Charges" below), operating (loss) income at American Color decreased to a loss of $2.5 million in Fiscal Year 1999 from income of $2.4 million in Fiscal Year 1998.

                      Fiscal Year 1998 vs. Fiscal Year 1997

Our sales increased 1.7% to $533.3 million in Fiscal Year 1998 from $524.6 million in Fiscal Year 1997. This increase includes an increase in American Color sales of $10.7 million, or 14.9%, offset in part by a decrease in printing sales of $3.5 million, or 0.8%. Our gross profit increased to $71.9 million or 13.5% of sales in Fiscal Year 1998 from $64.7 million or 12.3% of sales in Fiscal Year 1997. Our operating income increased to $12.1 million or 2.3% of sales in Fiscal Year 1998 from $10.4 million or 2% of sales in Fiscal Year 1997. See the discussion of these changes by segment below.

Printing

Sales. Printing sales decreased $3.5 million to $446.4 million in Fiscal Year 1998 from $449.9 million in Fiscal Year 1997. This decrease is primarily the result of an increase in sales to customers that supply their own paper offset in part by an increase in production volume of approximately 2.5%.

Gross Profit. Printing gross profit increased $1.8 million to $51.3 million in Fiscal Year 1998 from $49.5 million in Fiscal Year 1997. Printing gross margin increased to 11.5% in Fiscal Year 1998 from 11.0% in Fiscal Year 1997. The increase in gross profit includes reduced manufacturing costs, improved mix and pricing, along with an increase in production volume. These gains were partially offset by an increase in depreciation and amortization expense. The increase in gross margin includes the above mentioned factors and the impact of an increase in sales to customers that supply their own paper.

Selling, General and Administrative Expenses. Printing selling, general and administrative expenses remained relatively unchanged at $23.1 million, or 5.2% of printing sales, in Fiscal Year 1998 compared to $23.1 million, or 5.1% of printing sales, in Fiscal Year 1997.

Operating Income. As a result of the above factors and the incurrence of both restructuring costs associated with the printing restructuring plan of $3.9 million in Fiscal Year 1998 and other special charges related to asset write-offs and write-downs of $1.7 million and $0.4 million in Fiscal Year 1998 and 1997, respectively (see "Restructuring Costs and Other Special Charges" below), operating income from the printing business decreased to $22.6 million in Fiscal Year 1998 from $25.9 million in Fiscal Year 1997.

American Color

Sales. American Color's sales increased $10.7 million, or 14.9%, to $82.4 million in Fiscal Year 1998 from $71.7 million in Fiscal Year 1997. The increase in Fiscal Year 1998 was primarily the result of higher digital imaging and prepress production volume due to American Color's implementation of various digital prepress technologies, including facilities management, packaging prepress, software and image management services.

Gross Profit. American Color's gross profit increased $4.1 million to $19.2 million in Fiscal Year 1998 from $15.1 million in Fiscal Year 1997. American Color's gross margin increased to 23.4% in Fiscal Year 1998 from 21.0% in Fiscal Year 1997. These improvements resulted from increased volume (primarily from increased facilities management sales) and material and payroll cost savings offset in part by costs associated with new operations servicing the packaging industry.

Selling, General and Administrative Expenses. American Color's selling, general and administrative expenses increased to $16.8 million, or 20.4% of American Color's sales in Fiscal Year 1998 from $14.0 million, or 19.5% of American Color's sales in Fiscal Year 1997. This increase includes relocation costs related to the move of American Color's corporate office from Phoenix to Nashville and various severance related expenses of $1.5 million in Fiscal Year 1998. In addition, the increase includes increased sales and marketing expenses, including the costs of the new packaging sales group.

Operating Income (Loss). As a result of the above factors and the incurrence of both restructuring costs associated with the American Color restructuring plan of $0.9 million in Fiscal Year 1997 and other special charges related to asset write-offs and write-downs of $1.5 million in Fiscal Year 1997 (see "Restructuring Costs and Other Special Charges" below), operating income (loss) at American Color increased to income of $2.4 million in Fiscal Year 1998 from a loss of $1.3 million in Fiscal Year 1997.

Other Operations (Fiscal Year 1999 vs. Fiscal Year 1998 and Fiscal Year 1998 vs. Fiscal Year 1997)

Other operations consist primarily of revenues and expenses associated with our digital visual effects business, corporate general and administrative expenses, other expenses and amortization expense. Amortization expenses for other operations, including goodwill amortization (see below), were $2.6 million, $8.7 million and $8.4 million in Fiscal Years 1999, 1998 and 1997, respectively.

Operating losses from other operations improved to a loss of $7.0 million in Fiscal Year 1999 from a loss of $12.9 million in Fiscal Year 1998. This decrease is primarily attributable to a $6.0 million reduction in goodwill amortization expense. This reduction results from full amortization of the original 1993 acquisition goodwill related to American Color as of March 31, 1998.

Operating losses from other operations improved to a loss of $12.9 million in Fiscal Year 1998 from a loss of $14.2 million in Fiscal Year 1997. This improvement includes non-recurring employee termination expenses of $2.5 million in Fiscal Year 1997 (see note 15 to our consolidated financial statements appearing elsewhere in this Report) and improved digital visual effects operating results in Fiscal Year 1998. These improvements were offset in part by $0.7 million of certain expenses associated with employee benefit programs in Fiscal Year 1998 and increases in amortization expenses and certain corporate general and administrative expenses during Fiscal Year 1998.

Goodwill Amortization

Amortization expense associated with goodwill was $2.5 million, $8.5 million and $8.3 million for Fiscal Years 1999, 1998 and 1997, respectively.

Restructuring Costs and Other Special Charges

Restructuring Costs:

American Color. In March 1999, we approved a plan for our American Color division, which was designed to consolidate certain facilities in order to improve asset utilization and operational efficiency, modify the organizational structure as a result of facility consolidation and other changes and reduce overhead and other costs. The cost of this plan is being accounted for in accordance with the guidance set forth in EITF 94-3. The pretax costs of $4.6 million which were incurred as a direct result of this plan (excluding other special charges related to asset write-offs and write-downs - see below) includes $2.5 million of employee termination costs, $1.2 million of lease settlement costs and $0.9 million of other transition and restructuring expenses. This restructuring charge was recorded in the quarter ended March 31, 1999. The majority of these costs will be paid or settled before March 31, 2000. In addition, approximately $0.9 million of restructuring costs (primarily relocation expenses) were recognized in Fiscal Year 1997. These costs were associated with a plan implemented in Fiscal Year 1996 for our American Color division.

Printing. In January 1998, we approved a plan for our printing division which was designed to improve responsiveness to customer requirements, increase asset utilization and reduce overhead costs. The cost of this plan was accounted for in accordance with the guidance set forth in EITF 94-3. The pretax costs of $3.9 million which were incurred as a direct result of this plan (excluding other special charges related to asset write-offs and write-downs - see below) includes $3.3 million of employee termination costs and $0.6 million of relocation and other transition expenses. This restructuring charge was recorded in the quarter ended March 31, 1998. These costs were paid or settled before March 31, 1999.

Other Special Charges:

During the quarter ended March 31, 1999, we recorded special charges totaling $0.9 million to adjust the carrying values of idle, disposed and under-performing assets of the American Color division to estimated fair values. The provision was based on a review of our long-lived assets in accordance with Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"). Fair value was based on our estimate of held and used and idle assets based on current market conditions using the best information available.

During the quarter ended March 31, 1998, we recorded special charges totaling $1.7 million to adjust the carrying values of idle, disposed and under-performing assets of the printing segment to estimated fair values. The provision was based on a review of our long-lived assets in accordance with SFAS
121. Fair value was based on our estimate of held and used and idle assets based on current market conditions using the best information available.

During Fiscal Year 1997, we recorded special charges totaling $1.9 million, for impaired long-lived assets and to adjust the carrying values of idle, disposed and under-performing assets to estimated fair values. The provisions were based on a review of long-lived assets in connection with the initial adoption of SFAS
121. Of the Fiscal Year 1997 total of long-lived assets that were adjusted based on being idle, disposed of or under-performing, approximately $0.4 million and $1.5 million related to the printing and American Color divisions, respectively. Fair value was based on our estimate of held and used and idle assets based on current market conditions using the best information available.

These special charges are classified within restructuring costs and other special charges in the consolidated statements of operations.

Interest Expense

Interest expense decreased 7.0% to $36.2 million in Fiscal Year 1999 from $39.0 million in Fiscal Year 1998. This decrease includes the impact of both lower levels of indebtedness and reduced borrowing costs associated with our 1998 Refinancing. See note 6 to our consolidated financial statements appearing elsewhere in this Report.

Interest expense increased 7.3% to $39.0 million in Fiscal Year 1998 from $36.3 million in Fiscal Year 1997. This increase includes the impact of increased obligations under capital leases and incremental costs related to the $25 million term loan facility entered into on June 30, 1997 (the "Old Term Loan Facility"). See note 6 to our consolidated financial statements appearing elsewhere in this Report.

Other Expense (Income) and Taxes

Other expenses, net increased to $1.2 million in Fiscal Year 1999 from $0.4 million in Fiscal Year 1998. Other expenses, net in Fiscal Year 1999 include various non-recurring legal settlements and related fees of approximately $0.8 million.

Other expenses, net increased to $0.4 million in Fiscal Year 1998 from $0.2 million in Fiscal Year 1997.

Our effective tax rates for Fiscal Years 1999, 1998, and 1997 exceeded the federal statutory rate due primarily to increases in the valuation allowance, amortization of nondeductible goodwill, and foreign tax expense.

Discontinued Operations

Sullivan Media Corporation

Our Fiscal Year 1998 and Fiscal Year 1997 net loss includes the estimated net loss on shut down of approximately $0.4 million and $1.5 million, respectively, related to our discontinued wholly-owned subsidiary SMC. Our net loss in Fiscal Year 1997 includes the loss from operations of SMC of approximately $1.6 million. See note 2 to our consolidated financial statements appearing elsewhere in this Report.

Extraordinary Loss on Early Extinguishment of Debt

As part of the 1998 Refinancing which was consummated in Fiscal Year 1999 (see note 6 to our consolidated financial statements appearing elsewhere in this Report), we recorded an extraordinary loss related to early extinguishment of debt of $4.1 million, net of zero taxes. This extraordinary loss primarily consisted of the write-off of deferred financing costs related to refinanced indebtedness in the quarter ended June 30, 1998.

Net Loss

As a result of the factors discussed above, our net loss improved to a loss of $12.5 million in Fiscal Year 1999 from a loss of $29.9 million in Fiscal Year 1998. The Fiscal Year 1999 net loss includes the $4.1 million extraordinary loss related to early extinguishment of debt, $4.6 million of restructuring costs and $0.9 million of other special charges related to asset write-offs and write-downs associated with our American Color division. Our net loss decreased to a loss of $29.9 million in Fiscal Year 1998 from a loss of $31.7 million in Fiscal Year 1997. The Fiscal Year 1998 net loss includes $3.9 million of restructuring costs and $1.7 million of other special charges related to asset write-offs and write-downs associated with our printing division. In addition, Fiscal Year 1998 includes $1.5 million of non-recurring charges related to the relocation of American Color's corporate office and various severance related expenses, certain charges associated with employee benefit programs of $0.7 million and an approximate $0.7 million loss from discontinued operations related to SMC and SMI. The Fiscal Year 1997 net loss includes $0.9 million of expense related to the American Color restructuring, $1.9 million of other special charges related to asset write-offs and write-downs, $2.5 million of non-recurring employee termination expenses (see note 15 to our consolidated financial statements appearing elsewhere in this Report) and an approximate $3.1 million loss from discontinued operations related to SMC.

Liquidity and Capital Resources

On May 8, 1998, we refinanced all of our existing bank indebtedness in the 1998 Refinancing (see note 6 to our consolidated financial statements appearing elsewhere in this Report). The primary objectives of the refinancing were to gain greater financial and operating flexibility, to reduce our overall cost of capital and to provide greater opportunity for internal growth and growth through acquisitions.

The 1998 Refinancing transaction included the following:

    (1) We entered into a $145 million credit facility with a syndicate of lenders (the "Bank Credit Agreement") providing for:
         - a $70 million revolving credit facility, which is not subject to a borrowing base limitation, maturing on March 31, 2004 (the "Revolving Credit Facility"),
         - a $25 million amortizing term loan facility maturing on March 31, 2004 (the "A Term Loan Facility"), and
         - a $50 million amortizing term loan facility maturing on March 31, 2005 (the "B Term Loan Facility");
    (2) The repayment of all $57.0 million of indebtedness outstanding under our previous credit agreement as amended (the "Old Bank Credit Agreement") (plus accrued interest to the date of repayment);
    (3) The repayment of all $25.0 million of indebtedness outstanding under the Old Term Loan Facility (plus accrued interest to the date of repayment); and
    (4) The payment of fees and expenses associated with the refinancing transaction.

The Revolving Credit Facility provides for a maximum of $70 million borrowing availability and includes a $40 million letter of credit sub-limit. At May 31, 1999, we had total borrowings and letters of credit outstanding under the Revolving Credit Facility of approximately $24.5 million, and therefore, additional borrowing availability of approximately $45.5 million.

At May 31, 1999, $20.5 million of the A Term Loan Facility and $43.8 million of the B Term Loan Facility remained outstanding. Scheduled A Term Loan Facility and B Term Loan Facility payments due in the fiscal year ending March 31, 2000 ("Fiscal Year 2000") are de minimus. Scheduled repayments of capital lease obligations and other senior indebtedness during Fiscal Year 2000 will approximate $7.4 million and $0.8 million, respectively.

In Fiscal Year 1999, net cash provided by operating activities of $48.1 million (see consolidated statements of cash flows appearing elsewhere in this Report), proceeds from sales of property, plant and equipment of $0.8 million and proceeds from the 1998 Refinancing of $84.8 million ($75 million from the A Term Loan and B Term Loan facilities and $9.8 million of initial net borrowings under the Revolving Credit Facility) were used to:

    (1) Repay $84.2 million of indebtedness outstanding under the Old Bank Credit Agreement and Old Term Loan Facility (including related transaction fees),
    (2) Fund scheduled principal repayments of indebtedness and financing costs of $20.3 million (including capital lease obligations of $6.9 million and voluntary prepayments on the A Term Loan Facility and B Term Loan Facility of $4.4 million and $5.6 million, respectively),
    (3)  Fund cash capital expenditures of $11.1 million, and
    (4)  Further reduce outstanding revolver borrowings by $18.1 million.

We plan to continue our program of upgrading our printing and prepress equipment and currently anticipate that Fiscal Year 2000 cash capital expenditures will approximate $19.3 million and equipment acquired under capital leases will approximate $3.0 million. Our cash on hand of approximately $2.6 million is presented net of outstanding checks within trade accounts payable at March 31, 1999. Accordingly, cash is presented at a balance of $0 in the March 31, 1999 balance sheet.

Our primary sources of liquidity are cash provided by operating activities and borrowings under the Revolving Credit Facility. We anticipate that our primary needs for liquidity will be to conduct our business, meet our debt service requirements, make capital expenditures and, if we elect, redeem, repay or repurchase outstanding indebtedness.

At March 31, 1999, we had total indebtedness outstanding of $289.6 million, including capital lease obligations as compared to $319.7 million at March 31, 1998, representing a reduction of indebtedness during Fiscal Year 1999 of $30.1 million. Of the total debt outstanding at March 31, 1999, $64.3 million was outstanding under the Bank Credit Agreement at a weighted-average interest rate of 7.1%. Indebtedness under the Bank Credit Agreement bears interest at floating rates. At March 31, 1999, we had indebtedness other than obligations under the Bank Credit Agreement of $225.3 million (including $185 million of the Notes). We are currently in compliance with all financial covenants set forth in the Bank Credit Agreement. See note 6 to our consolidated financial statements appearing elsewhere in this Report.

A significant portion of Graphics' long-term obligations, including indebtedness under the Bank Credit Agreement, has been fully and unconditionally guaranteed by Holdings. Holdings is subject to certain restrictions under its guarantee of indebtedness under the Bank Credit Agreement, including among other things, restrictions on mergers, acquisitions, incurrence of additional debt and payment of cash dividends. See note 1 to our consolidated financial statements appearing elsewhere in this Report.

EBITDA

                                   Fiscal Year Ended March 31,
                    ----------------------------------------------------------
                        1999                  1998                    1997
                    -------------         -------------           ------------
                                    (dollars in thousands)

EBITDA:

   Printing (a)         $   61,627            $   46,838             $   46,755

   American Color (a)        5,283                 8,405                  5,180

   Other (b) (c)            (2,624)               (2,876)                (4,963)
                        ===========           ===========            ===========

      Total             $   64,286            $   52,367             $   46,972
                        ===========           ===========            ===========

EBITDA Margin:

    Printing                  14.3%                 10.5%                 10.4%

    American Color             6.3%                 10.2%                  7.2%

       Total                  12.4%                  9.8%                  9.0%


(a) Printing EBITDA includes the impact of $3.9 million of restructuring costs in Fiscal Year 1998. American Color EBITDA for Fiscal Year 1999 and Fiscal Year 1997 includes the impact of restructuring costs of $4.6 million and $0.9 million, respectively. See "Restructuring Costs and Other Special Charges" above. American Color EBITDA also includes $0.6 million of non-recurring charges in Fiscal Year 1999 associated with the consolidation of certain production facilities and $1.5 million of non-recurring charges in Fiscal Year 1998 associated with the relocation of American Color's corporate office and various severance related expenses.

(b) Other operations include revenues and expenses associated with our digital visual effects business and corporate general and administrative expenses.

(c) Other operations also reflects the impact of $0.3 million of non-recurring employee termination expenses and $0.2 million of non-cash charges associated with an employee benefit program in Fiscal Year 1999, certain charges associated with employee benefit programs of $0.7 million in Fiscal Year 1998 and non-recurring employee termination expenses of $2.5 million in Fiscal Year 1997 (see note 15 to our consolidated financial statements appearing elsewhere in this Report).

EBITDA is presented and discussed because we believe that investors regard EBITDA as a key measure of a leveraged company's performance and ability to meet its future debt service requirements. "EBITDA" is defined as earnings before net interest expense, income tax expense, depreciation, amortization, other special charges related to asset write-offs and write-downs, other income (expense), discontinued operations and extraordinary items. "EBITDA Margin" is defined as EBITDA as a percentage of net sales. EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered an alternative to net income (or any other measure of performance under generally accepted accounting principles) as a measure of performance or to cash flows from operating, investing or financing activities as an indicator of cash flows or as a measure of liquidity. Certain covenants in the Indenture and the Bank Credit Agreement are based on EBITDA, subject to certain adjustments.

Printing. As a result of the reasons previously described under "--Printing," (excluding changes in depreciation and amortization expense and other special charges related to asset write-offs and write-downs), printing EBITDA increased $14.8 million to $61.6 million in Fiscal Year 1999 from $46.8 million in Fiscal Year 1998. Printing EBITDA was $46.8 million in both Fiscal Year 1998 and Fiscal Year 1997. Printing EBITDA Margin increased to 14.3% in Fiscal Year 1999 from 10.5% in Fiscal Year 1998. Printing EBITDA Margin increased to 10.5% in Fiscal Year 1998 from 10.4% in Fiscal Year 1997. Included in the Fiscal Year 1998 EBITDA and EBITDA Margin is $3.9 million of restructuring costs related to the printing restructuring plan (see discussion above).

American Color. As a result of the reasons previously described under "--American Color," (excluding changes in depreciation, amortization expense, other non-cash expenses and other special charges related to asset write-offs and write-downs), American Color EBITDA decreased $3.1 million to $5.3 million in Fiscal Year 1999 from $8.4 million in Fiscal Year 1998. American Color EBITDA Margin decreased to 6.3% in Fiscal Year 1999 from 10.2% in Fiscal Year 1998. Included in the Fiscal Year 1999 EBITDA and EBITDA Margin is the impact of $0.6 million of non-recurring charges associated with the consolidation of certain production facilities and $4.6 million of restructuring costs (see discussion above). American Color EBITDA increased to $8.4 million in Fiscal Year 1998 from $5.2 million in Fiscal Year 1997, representing an increase of $3.2 million. EBITDA Margin increased to 10.2% in Fiscal Year 1998 from 7.2% in Fiscal Year 1997. American Color EBITDA and EBITDA Margin in Fiscal Year 1998 includes $1.5 million of non-recurring charges associated with the relocation of its corporate office and various severance related expenses. Included in the Fiscal Year 1997 EBITDA and EBITDA Margin is the impact of restructuring costs of $0.9 million (see discussion above).

Other Operations. As a result of the reasons previously described under "--Other Operations," (excluding changes in depreciation and amortization expense), other operations negative EBITDA improved to negative EBITDA of $2.6 million in Fiscal Year 1999 from negative EBITDA of $2.9 million in Fiscal Year 1998. EBITDA from other operations improved to negative EBITDA of $2.9 million in Fiscal Year 1998 from negative EBITDA of $5.0 million in Fiscal Year 1997. Other operations negative EBITDA for Fiscal Year 1999 includes the impact of $0.3 million of non-recurring employee termination expenses and $0.2 million of non-cash charges associated with an employee benefit program and negative EBITDA for Fiscal Year 1998 includes the impact of $0.7 million of certain charges associated with employee benefit programs. Negative EBITDA for Fiscal Year 1997 includes the impact of non-recurring employee termination expenses of $2.5 million (see note 15 to our consolidated financial statements appearing elsewhere in this Report).

Amortization of Goodwill

Our goodwill is amortized on a straight-line basis by business segment. Goodwill amortization expense will be approximately $2.5 million in Fiscal Year 2000.

Impact of Inflation

In accordance with industry practice, we generally pass through increases in our costs (primarily paper and ink) to customers in the costs of our printed products, while decreases in paper costs generally result in lower prices to customers. Throughout Fiscal Year 1997, the overall cost of paper declined. During Fiscal Year 1998, paper prices increased slightly through mid year and then declined to near beginning of the year levels. In Fiscal Year 1999, as most grades of paper became more plentiful, paper prices declined. Management expects that, as a result of our strong relationship with key suppliers, our material costs will remain competitive within the industry.

Seasonality

Some of our printing and digital imaging and prepress services business is seasonal in nature, particularly those revenues derived from advertising inserts. Generally, our sales from advertising inserts are highest during periods prior to the following advertising periods: Spring advertising season (March 15 -- May 15); Back-to-School (July 15 -- August 15); and Thanksgiving/Christmas (October 15 -- December 15). One of the reasons we chose to enter the comic book printing market is that it is not subject to significant seasonal fluctuations. Sales of newspaper Sunday comics are also not subject to significant seasonal fluctuations. Our strategy has been and will continue to include the mitigation of the seasonality of our printing business by increasing our sales to customers whose own sales are less seasonal (i.e., food and drug companies).

Environmental

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future period revenue generation are expensed. Environmental liabilities are recorded when assessments and/or remedial efforts are probable and the related costs can be reasonably estimated. We believe that environmental liabilities, currently and in the prior periods discussed herein, are not material. We maintain a reserve of approximately $0.1 million in connection with a Superfund site in our consolidated statement of financial position at March 31, 1999, which we believe to be adequate. See "Legal Proceedings -- Environmental Matters" appearing elsewhere in this Report. We do not anticipate receiving insurance proceeds related to this potential settlement. Management does not expect that any identified matters, individually or in the aggregate, will have a material adverse effect on our consolidated financial position or results of operations.

Accounting

There are no pending accounting pronouncements that, when adopted, are expected to have a material effect in our results of operations or its financial position.

Year 2000 Issue

The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the Year 2000 which could result in a system failure or miscalculations causing disruptions of operations. In the spring of 1997, we initiated our review of our Year 2000 information and manufacturing systems compliance ("Y2K Project"). Our Y2K Project includes four phases: assessment, remediation, testing, and implementation. Over the past year, we have made significant progress in each of these areas and believe we will complete the Y2K Project by October 1999.

Information Technology Systems. To date, we have fully completed our assessment of all information technology systems that could be significantly affected by the Year 2000. We have completed 85% of the remediation phase of our information technology systems and expect to complete software reprogramming and replacement by July 1999. To date, we have completed 85% of our testing and have implemented 65% of our remediated systems. Completion of the testing phase for all significant systems is expected by July 1999, all remediated systems are anticipated to be fully tested by August 1999, with 100% implementation targeted for September 1999.

Production and Manufacturing Systems. Our strategy includes an on-going program that focuses on the need to upgrade and maintain our production and manufacturing systems. As such, we believe our production and manufacturing systems to be reasonably current and do not anticipate significant Year 2000 issues in this area. We have completed the assessment phase in this area and are 90% complete in the remediation phase of our operating equipment. To date, the required remediation has been within planned expenditures, and has not been material to our consolidated financial results. We do not expect full remediation of our operating equipment to be costly or extensive. We are 70% complete with the testing of our remediated operating equipment. Once testing is complete, the operating equipment in most cases will be ready for immediate use. We expect to complete our remediation efforts by August 1999. Testing and implementation of affected equipment is expected to be completed by October 1999.

We have nearly completed the process of gathering information about the Year 2000 compliance of our significant suppliers and subcontractors (external agents). To date, we are not aware of any external agent with a Year 2000 issue that would materially impact our results of operations, liquidity, or capital resources. In addition, as a printer and graphics prepress supplier, our products and services are not generally impacted by the Year 2000 issue.

We are utilizing both internal and external resources to reprogram, or replace, test, and implement the software and operating equipment necessary for Year 2000 compliance. The total cost of the Y2K Project is estimated at $4.0 million and is being funded through operating cash flows and our Revolving Credit Facility. To date, we have incurred costs of approximately $1.9 million, relating to all phases of the Y2K Project. Of the remaining project costs, approximately $1.9 million is attributable to the purchase of new software and operating equipment, which will be capitalized. The remaining $0.2 million relates to repair of hardware and software and will be expensed as incurred.

Management believes they have an effective program in place to resolve the Year 2000 compliance issue in a timely manner and is monitoring the progress of the Y2K Project closely. As noted above, we have not yet completed all necessary phases of the Y2K Project. In the unlikely event that we do not complete any additional phases, (1) the printing segment would be forced to manually enter customer orders, pay its employees, order and track its paper needs, and collect certain cost, sales history and operating data of a non-critical nature, and (2) certain digital workflows in our American Color division would be diverted to existing, less efficient digital workflows, thereby reducing capacity in affected locations and the American Color division would have to pay its employees manually. In addition, disruption in services such as electrical power, telecommunications and banking, or disruption in the general retail economy environment could materially adversely affect us. Although there can be no assurance that our efforts will prevent a material adverse impact on the results of operations or financial conditions, we believe that none of these scenarios are likely. We plan to evaluate the completion status of all phases of the Y2K Project in September 1999 and determine if and when contingency plans are necessary.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Qualitative Information. In the ordinary course of business, our exposure to market risks is limited as is described below. Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest and foreign currency exchange rates. Currently, we do not utilize derivative financial instruments such as forward exchange contracts, future contracts, options and swap agreements.

Interest Rate Risk for us primarily relates to interest rate fluctuations on variable rate debt.

Foreign Currency Exchange Rate Risk is minimal as we have only one foreign printing facility (in Canada) and any fluctuations in net asset values as a result of changes in foreign currency exchange rates associated with activity at this one facility would be immaterial to the company as a whole.

Quantitative Information. At March 31, 1999 and March 31, 1998, we had both fixed rate and variable rate debt. The carrying value of our total variable rate debt approximated the fair value of such debt at March 31, 1999 and March 31, 1998. At our March 31, 1999 and March 31, 1998 borrowing levels, a hypothetical 10% adverse change in interest rates on the variable rate debt would have been immaterial. Approximately 75% and 68% of our long-term debt (excluding capitalized lease obligations) was fixed rate at March 31, 1999 and March 31, 1998, respectively.

The above market risk discussions are forward-looking statements of market risk assuming the occurrence of certain adverse market conditions. Actual results in the future may differ materially from those projected as a result of actual developments in the market.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                                                                        Page No.

The following consolidated financial statements of ACG Holdings, Inc. are included in this Report:

Report of Independent Auditors.........................................    26
Consolidated balance sheets - March 31, 1999 and 1998..................    27
For the Years Ended March 31, 1999, 1998 and 1997:
     Consolidated statements of operations.............................    29
     Consolidated statements of stockholders' deficit..................    30
     Consolidated statements of cash flows.............................    31
Notes to Consolidated Financial Statements.............................    33


The following consolidated financial statement schedules of ACG Holdings, Inc. are included in Part IV, Item 14:

     I.  Condensed Financial Information of Registrant
         Condensed Consolidated Financial Statements (parent company only) for the years ended March 31, 1999, 1998, and 1997, and as of March 31, 1999 and 1998

     II. Valuation and qualifying accounts

All other schedules specified under Regulation S-X for ACG Holdings, Inc. have been omitted because they are either not applicable, not required, or because the information required is included in the financial statements or notes thereto.

                         Report of Independent Auditors

Board of Directors
ACG Holdings, Inc.

We have audited the accompanying consolidated balance sheets of ACG Holdings, Inc. as of March 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the three fiscal years in the period ended March 31, 1999. Our audits also included the financial statement schedules listed in the Index at Item 14(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ACG Holdings, Inc. at March 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended March 31, 1999, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 10 to the consolidated financial statements, in fiscal year 1998 the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation."




Nashville, Tennessee
May 25, 1999

                             ACG HOLDINGS, INC.
                         Consolidated Balance Sheets
                           (Dollars in thousands)


                                                                           March 31,
                                                                 -----------------------------
                                                                    1999              1998
                                                                 -----------      ------------
Assets

Current assets:

   Cash                                                          $       0                  0

   Receivables:

   Trade accounts, less allowance for doubtful accounts of
     $2,860 and $2,112 at March 31, 1999 and 1998,
     respectively                                                   57,895             63,185

   Other                                                             2,082              2,605
                                                                 ---------          ---------
            Total receivables                                       59,977             65,790

   Inventories                                                       8,343             10,795

   Prepaid expenses and other current assets                         3,271              3,578
                                                                 ---------          ---------
            Total current assets                                    71,591             80,163

Property, plant and equipment:

   Land and improvements                                             2,907              3,148

   Buildings and improvements                                       18,895             19,426

   Machinery and equipment                                         177,851            178,713

   Furniture and fixtures                                            6,549              5,379

   Leased assets under capital leases                               52,843             48,039

   Equipment installations in process                                4,146              1,612
                                                                 ---------          ---------
                                                                   263,191            256,317

   Less accumulated depreciation                                  (119,576)          (96,684)
                                                                 ---------          ---------
            Net property, plant and equipment                      143,615            159,633

Excess of cost over net assets acquired,
   less accumulated amortization of $44,587
   and $42,060 at March 31, 1999
   and 1998, respectively                                           72,029             74,556

Other assets                                                        11,765             15,606
                                                                 ---------          ---------
            Total assets                                         $ 299,000            329,958
                                                                 =========          =========


See accompanying notes to consolidated financial statements.

                               ACG HOLDINGS, INC.
                           Consolidated Balance Sheets
                    (Dollars in thousands, except par values)


                                                                           March 31,
                                                                 -----------------------------
                                                                    1999              1998
                                                                 -----------      ------------
Liabilities and Stockholders' Deficit

Current liabilities:

   Current installments of long-term debt and
   capitalized leases                                            $   7,994            9,131

   Trade accounts payable                                           37,096           27,381

   Accrued expenses                                                 30,756           31,539

   Income taxes                                                      1,196              502
                                                                 ---------         --------
        Total current liabilities                                   77,042           68,553

Long-term debt and capitalized leases, excluding
   current installments                                            281,595          310,526

Deferred income taxes                                                7,916            9,443

Other liabilities                                                   51,753           47,521
                                                                 ---------         --------
        Total liabilities                                          418,306          436,043

Stockholders' deficit:

 Common stock, voting, $.01 par value, 5,852,223
   shares authorized, 134,250 shares and 134,812
   shares issued and outstanding at March 31, 1999
   and 1998, respectively                                                1                1

 Preferred Stock, $.01 par value, 15,823 shares
   authorized, 3,622 shares and 3,631 shares
   Series AA convertible preferred stock issued
   and outstanding at March 31, 1999 and
   1998, respectively, $40,000,000 liquidation
   preference, 1,606 shares Series BB convertible
   preferred stock issued and outstanding at March 31,
   1999 and 1998, $17,500,000 liquidation preference                  --                --

 Additional paid-in capital                                         58,286           58,249

 Accumulated deficit                                              (174,905)        (162,250)

 Other accumulated comprehensive loss, net of tax                   (2,688)          (2,085)
                                                                 ---------         --------
   Total stockholders' deficit                                    (119,306)        (106,085)
                                                                 ---------         --------
 Commitments and contingencies

   Total liabilities and stockholders' deficit                   $ 299,000          329,958
                                                                 =========         ========



See accompanying notes to consolidated financial statements.

                               ACG HOLDINGS, INC.
                      Consolidated Statements of Operations
                                 (In thousands)



                                                        Year ended March 31,
                                              ----------------------------------------
                                                  1999          1998           1997
                                              -----------    ----------      ---------
Sales                                         $  520,343        533,335       524,551

Cost of sales                                    439,091        461,407       459,880
                                              ----------     ----------      --------
     Gross profit                                 81,252         71,928        64,671

Selling, general and
  administrative expenses                         43,806         45,690        43,164

Amortization of goodwill                           2,527          8,537         8,254

Restructuring costs and other
  special charges                                  5,464          5,598         2,881
                                              ----------     ----------      --------
     Operating income                             29,455         12,103        10,372
                                              ----------     ----------      --------
Other expense (income):

   Interest expense                               36,242         38,956        36,289

   Interest income                                  (165)          (143)         (157)

   Other, net                                      1,217            412           245
                                              ----------     ----------      --------
         Total other expense                      37,294         39,225        36,377
                                              ----------     ----------      --------
   Loss from continuing operations before
     income taxes and extraordinary item          (7,839)       (27,122)      (26,005)

Income tax expense                                  (523)        (2,106)       (2,591)
                                              ----------     ----------      --------

   Loss from continuing operations
     before extraordinary item                    (8,362)       (29,228)      (28,596)

Discontinued operations:

     Loss from operations, net of tax               --             --          (1,557)

     Estimated loss on shut down, net of tax        --             (667)       (1,550)
                                              ----------     ----------      --------

   Loss before extraordinary item                 (8,362)       (29,895)      (31,703)

Extraordinary loss on early
  extinguishment of debt                          (4,106)          --            --
                                              ----------     ----------      --------
           Net loss                           $  (12,468)       (29,895)      (31,703)
                                              ==========     ==========      ========




See accompanying notes to consolidated financial statements.

                               ACG HOLDINGS, INC.
                Consolidated Statements of Stockholders' Deficit
                                 (In thousands)

                                         Series AA
                                           and BB                                       Other
                              Voting    convertible    Additional                    accumulated
                              common     preferred      paid-in      Accumulated    comprehensive
                              stock        stock        capital        deficit          loss           Total
                            ----------  -----------    ----------    -----------    -------------    ---------

Balances, March 31, 1996    $    1           --          57,499       (100,525)        (1,371)      $ (44,396)
                                                                                                     ---------
Net loss                         --          --            --          (31,703)           --          (31,703)

  Change in cumulative
    translation adjustment,
    net of tax                   --          --            --             --             (219)           (219)
                                                                                                     ---------
Comprehensive loss                                                                                    (31,922)
                             ---------  -----------    ----------    -----------    -------------    ---------
Balances, March 31, 1997     $   1           --          57,499       (132,228)        (1,590)      $ (76,318)
                                                                                                     ---------
Net loss                         --          --            --          (29,895)           --          (29,895)

  Other comprehensive loss,
    net of tax:

  Change in cumulative
    translation adjustment       --           --            --            --             (410)           (410)

  Unfunded pension liability     --           --            --            --              (85)            (85)
                                                                                                     ---------
Comprehensive loss                                                                                    (30,390)

Treasury stock                   --           --            --            (127)           --             (127)

Exercise of stock options        --           --             176          --              --              176

Executive stock compensation     --           --             574          --              --              574
                             ---------  -----------    ----------    -----------    -------------    ---------
Balances, March 31, 1998     $   1            --          58,249      (162,250)        (2,085)      $(106,085)
                                                                                                     ---------
Net loss                         --           --             --        (12,468)           --          (12,468)

  Other comprehensive loss,
    net of tax:

    Change in cumulative
      translation adjustment     --            --             --          --             (504)           (504)

    Unfunded pension liability   --            --             --          --              (99)            (99)
                                                                                                     ---------
Comprehensive loss                                                                                    (13,071)

Treasury stock                   --            --             --          (187)           --             (187)

Executive stock compensation     --            --             37          --              --               37
                             ---------  -----------    ----------    -----------    -------------    ---------
Balances, March 31, 1999     $   1             --         58,286      (174,905)        (2,688)     $ (119,306)
                             =========  ===========    ==========    ===========    =============    =========


See accompanying notes to consolidated financial statements.

                               ACG HOLDINGS, INC.
                      Consolidated Statements of Cash Flows
                                 (In thousands)


                                                        Year ended March 31,
                                              ----------------------------------------
                                                  1999          1998           1997
                                              -----------    ----------      ---------
Cash flows from operating activities:

   Net loss                                   $   (12,468)     (29,895)       (31,703)

Adjustments to reconcile net loss to net cash provided by operating activities:

Extraordinary item - non-cash                       4,106          --            --

Other special charges - non-cash                      908        1,727          1,944

Depreciation                                       29,651       28,124         25,282

Depreciation and amortization related to SMC          --           --             251

Amortization of goodwill                            2,527        8,537          8,254

Amortization of other assets                        1,498        1,876          1,120

Amortization of deferred financing costs            1,412        2,292          1,784

Loss on shut down                                     --           667          1,550

Loss (gain) on disposals of property, plant and
  equipment                                           501          (37)             6

Deferred income tax (benefit) expense              (1,303)         930            911

Changes in assets and liabilities, net of effects of shut down of SMI and SMC:

  Decrease (increase) in receivables                4,108       (9,079)        11,262

  Decrease (increase) in inventories                2,388       (1,122)         3,453

  Increase (decrease) in trade accounts payable     9,846       (1,887)        (6,528)

  (Decrease) increase in accrued expenses            (753)       1,172          1,226

  Increase (decrease) in current income taxes
    payable                                           694         (520)          (193)

  Increase  in other liabilities                    4,133       18,588          3,106

  Other                                               889       (3,116)         2,588
                                                 --------     ---------      --------
              Total adjustments                    60,605       48,152         56,016
                                                 --------     ---------      --------
Net cash provided by operating activities          48,137       18,257         24,313
                                                 --------     ---------      --------







See accompanying notes to consolidated financial statements.

                               ACG HOLDINGS, INC.
                      Consolidated Statements of Cash Flows
                                 (In thousands)

                                                             Year ended March 31,
                                                   ----------------------------------------
                                                       1999          1998           1997
                                                   -----------    ----------      ---------
Cash flows from investing activities:

Purchases of property, plant and equipment           (11,143)      (10,902)        (10,810)

Proceeds from sales of property, plant and
  equipment                                              765         1,067              63

Other                                                     14          (265)           (250)
                                                   -----------    ----------      ---------
         Net cash used by investing activities       (10,364)      (10,100)        (10,997)
                                                   -----------    ----------      ---------

Cash flows from financing activities:

   Debt:

     Proceeds                                         75,000        25,000           1,162

     Payments                                       (103,185)      (24,899)        (10,374)

     Increase in deferred financing costs             (2,608)       (2,467)           (827)

     Repayment of capital lease obligations           (6,938)       (6,349)         (3,212)

     Other                                               (81)          572             (61)
                                                   -----------    ----------      ---------
         Net cash used by financing activities       (37,812)       (8,143)        (13,312)
                                                   -----------    ----------      ---------
Effect of exchange rates on cash                          39           (14)             (4)
                                                   -----------    ----------      ---------
Decrease in cash                                           0             0               0

Cash:

   Beginning of period                                     0             0               0
                                                   -----------    ----------      ---------
   End of period                                   $       0             0               0
                                                   ===========    ==========      =========
Supplemental disclosure of cash flow information:

Cash paid for:

   Interest                                       $   35,546        35,931          34,284

   Income taxes, net of refunds                        1,201         1,751           1,863

Exchange rate adjustment to long-term debt               (81)          (67)            (61)

Non-cash investing activities:

   Lease obligations                              $    5,095        12,811          26,957






See accompanying notes to consolidated financial statements.

                               ACG HOLDINGS, INC.

                   Notes to Consolidated Financial Statements


(1)  Summary of Significant Accounting Policies

     ACG Holdings, Inc. ("Holdings"), together with its wholly-owned subsidiary, American Color Graphics, Inc. ("Graphics"), (collectively the "Company"), was formed in April 1989 under the name GBP Holdings, Inc. to effect the purchase of all the capital stock of GBP Industries, Inc. from its stockholders in a leveraged buyout transaction. In October 1989, GBP Holdings, Inc. changed its name to Sullivan Holdings, Inc. and GBP Industries, Inc. changed its name to Sullivan Graphics, Inc. Effective June 1993, Sullivan Holdings, Inc. changed its name to Sullivan Communications, Inc. Effective July 1997, Sullivan Communications, Inc. changed its name to ACG Holdings, Inc. and Sullivan Graphics, Inc. changed its name to American Color Graphics, Inc.

     Holdings has no operations or significant assets other than its investment in Graphics. Holdings is dependent upon distributions from Graphics to fund its obligations. Under the terms of its debt agreements at March 31, 1999, Graphics' ability to pay dividends or lend to Holdings was either restricted or prohibited, except that Graphics may pay specified amounts to Holdings (i) to pay the repurchase price payable to any officer or employee (or their estates) of Holdings, Graphics or any of their respective subsidiaries in respect of their stock or options to purchase stock in Holdings upon the death, disability or termination of employment of such officers and employees (so long as no default, or event of default, as defined, has occurred under the terms of the Bank Credit Agreement, as defined below, and provided the aggregate amount of all such repurchases does not exceed $2 million) and (ii) to fund the payment of Holdings' operating expenses incurred in the ordinary course of business, other corporate overhead costs and expenses (so long as the aggregate amount of such payments does not exceed $250,000 in any fiscal year) and Holdings' obligations pursuant to a tax sharing agreement with Graphics. A significant portion of Graphics' long-term obligations has been fully and unconditionally guaranteed by Holdings.

     The two business segments of the commercial printing industry in which the Company operates are (i) printing and (ii) digital imaging and prepress services conducted by its American Color division.

     Significant accounting policies are as follows:

     (a)  Basis of Presentation

          The consolidated financial statements include the accounts of Holdings and all greater than 50%-owned subsidiaries, which are consolidated under generally accepted accounting principles.

          All significant intercompany transactions and balances have been eliminated in consolidation.

          Earnings-per-share data has not been provided since Holdings' common stock is closely held.

     (b)  Revenue Recognition

          In accordance with trade practices of the printing industry, printing revenues are recognized upon the completion of production. Shipment of printed material generally occurs upon completion of this production process. Materials are printed to unique customer specifications and are not returnable. Credits relating to specification variances and other customer adjustments are not significant.

                               ACG HOLDINGS, INC.

                   Notes to Consolidated Financial Statements

     (c)  Inventories

          Inventories are valued at the lower of first-in, first-out ("FIFO") cost or market (net realizable value).

     (d)  Property, Plant and Equipment

          Property, plant and equipment is stated at cost. Depreciation, which includes amortization of assets under capital leases, is based on the straight-line method over the estimated useful lives of the assets or the remaining terms of the leases. Estimated useful lives used in computing depreciation and amortization expense are 3 to 15 years for furniture and fixtures, and machinery and equipment, and 15 to 40 years for buildings and improvements.

     (e)  Excess of Cost Over Net Assets Acquired

          The excess of cost over net assets acquired (or "goodwill") is amortized on a straight-line basis over a range of 5 to 40 years for each of its principal business segments. The carrying value of goodwill is reviewed if facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on the estimated undiscounted future cash flows of the assets acquired, the Company's carrying amount of the goodwill is reduced by the estimated shortfall of such discounted cash flows or other measures of fair value. In addition, the Company assesses long-lived assets for impairment under Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"). Under these rules, goodwill associated with assets acquired in a purchase business combination is included in impairment evaluations when assets or circumstances exist that indicate the carrying amount of these assets may not be recoverable.

     (f)  Other Assets

          Financing costs related to the Bank Credit Agreement (as defined herein) are deferred and amortized over the term of the agreement. Costs related to the Notes (as defined herein) are deferred and amortized over the ten-year term of the Notes.

          The covenant not to compete is amortized over the five-year term of the underlying agreement.

     (g)  Income Taxes

          Income taxes have been provided using the liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109").

     (h)  Foreign Currency Translation

          The assets and liabilities of the Company's Canadian facility, which include interdivisional balances, are translated at year-end rates of exchange while revenue and expense items are translated at average rates for the year.

          Translation adjustments are recorded as a separate component of stockholders' deficit. Since the transactions of the Canadian facility are denominated in its functional currency and the interdivisional accounts are of a long-term investment nature, no transaction adjustments are included in operations.

                               ACG HOLDINGS, INC.

                   Notes to Consolidated Financial Statements

     (i)  Environmental

          Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future period revenue generation, are expensed. Environmental liabilities are provided when assessments and/or remedial efforts are probable and the related amounts can be reasonably estimated.

     (j)  Fair Value of Financial Instruments

          The Company discloses the estimated fair values of its financial instruments together with the related carrying amount. The Company is not a party to any financial instruments with material off-balance-sheet risk.

     (k)  Concentration of Credit Risk

          Financial instruments, which subject the Company to credit risk, consist primarily of trade accounts receivable. Concentration of credit risk with respect to trade accounts receivable are generally diversified due to the large number of entities comprising the Company's customer base and their geographic dispersion. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential credit losses.

     (l)  Use of Estimates

          The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     (m)  Stock-Based Compensation

          Effective April 1, 1997 the Company changed its method of accounting for stock-based compensation plans from the intrinsic value method of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") to the fair value method established by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Application of the recognition provisions of SFAS 123 is prospective (restatement of prior periods is prohibited). The Company believes that including the fair value of compensation plans in determining net income is consistent with accounting for the cost of all other forms of compensation.

     (n)  Impact of Recently Issued Accounting Standards

          In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 130 "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 requires that companies report comprehensive income in either the Statement of Shareholders' Equity or in the Statement of Operations. Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. SFAS 130 is effective for fiscal years beginning after December 15, 1997. The Company adopted SFAS 130 during the fiscal year ended March 31, 1999 ("Fiscal Year 1999"). The adoption of this statement did not have a material impact on the financial position of the Company.

                               ACG HOLDINGS, INC.

                   Notes to Consolidated Financial Statements

          In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131, which supercedes Statement of Financial Accounting Standard No. 14 "Financial Reporting for Segments of a Business Enterprise," changes financial reporting requirements for business segments from an Industry Segment approach to an Operating Segment approach. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. SFAS 131 is effective for fiscal years beginning after December 15, 1997. The Company adopted SFAS 131 during Fiscal Year 1999. See note 17. SFAS 131 requires the Company to provide disclosures regarding its segments which it has not previously been required to provide. The disclosures include certain financial and qualitative data about its operating segments. Management does not feel this disclosure will have a material effect upon a reader's assessment of the financial performance and the financial condition of the Company.

          In February 1998, the Financial Accounting Standards Board issued Financial Accounting Standard No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS 132"), which standardizes the disclosure requirements for pensions and other postretirement benefits. SFAS 132 is effective for fiscal years beginning after December 15, 1997. The Company adopted this statement in Fiscal Year 1999 and as required by SFAS 132, restated the prior year disclosure for comparative purposes.

          In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position No. 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 is effective for fiscal years beginning after December 15, 1998 and requires the capitalization of certain costs incurred in connection with developing or obtaining software for internal use after the date of adoption. The Company adopted SOP 98-1 in Fiscal Year 1999. The adoption of SOP 98-1 did not have a material effect on the results of operations or financial position of the Company.

          In May 1998, the AICPA issued Statement of Position No. 98-5 "Reporting on the Costs of Startup Activities" ("SOP 98-5"). SOP 98-5 requires companies to expense the costs of startup activities (including organization costs) as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. The adoption of SOP 98-5 will not have a material effect on the results of operations or financial position of the Company.

          In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Earlier adoption is permitted. Management does not anticipate that the adoption of SFAS 133 will have a material effect on the Company's results of operations or financial position.

                               ACG HOLDINGS, INC.

                   Notes to Consolidated Financial Statements

(2)       Discontinued Operations

          SMC

          In February 1997, the Company made a strategic decision to shut down the operations of its wholly-owned subsidiary Sullivan Media Corporation ("SMC"). This resulted in an estimated net loss on shut down of approximately $1.5 million, which is net of zero income tax benefits. In the fiscal year ended March 31, 1998 ("Fiscal Year 1998"), the Company recorded an additional $0.4 million estimated net loss on shut down.

          The shut down of SMC has been accounted for as a discontinued operation, and accordingly, its operating results are segregated and reported as a discontinued operation in the accompanying consolidated statements of operations. The assets of SMC and any resulting gain or loss on the disposal of those assets is immaterial to the results of operations and financial position of the Company.

          The condensed consolidated statements of operations relating to the discontinued SMC operation follows:

                                                  Year Ended March 31,
                                           ---------------------------------
                                             1999         1998        1997
                                           ---------    --------    --------

                Sales                      $  --           --         9,786

                Cost and expenses             --           --        11,343
                                           ---------    --------    --------
                Loss before income
                  taxes                       --           --        (1,557)

                Income taxes                  --           --          --
                                           ---------    --------    --------
                Net loss                   $  --           --        (1,557)
                                           =========    ========    ========

(3)   Inventories

      The components of inventories are as follows (in thousands):

                                                       March 31,
                                               -----------------------
                                                 1999           1998
                                               --------       --------
                Paper                          $  6,525          9,161

                Ink                                 232            227

                Supplies and other                1,586          1,407
                                               --------       --------
                       Total                   $  8,343         10,795
                                               ========       ========

                               ACG HOLDINGS, INC.

                   Notes to Consolidated Financial Statements

(4)   Other Assets

      The components of other assets are as follows (in thousands):

                                                                 March 31,
                                                         -----------------------
                                                           1999           1998
                                                         --------       --------

          Deferred financing costs, less accumulated
            amortization of $3,278 in 1999 and $5,185
            in 1998                                      $  7,194        10,104

          Spare parts inventory, net of valuation
            allowance of $100 in 1999 and 1998              2,293         1,852

          Other                                             2,278         3,650
                                                         --------      --------
                   Total                                 $ 11,765        15,606
                                                         ========      ========

(5)   Accrued Expenses

      The components of accrued expenses are as follows (in thousands):

                                                                 March 31,
                                                         -----------------------
                                                           1999           1998
                                                         --------       --------

          Compensation and related taxes                 $ 10,114         10,004

          Employee benefits                                 8,814          8,755

          Interest                                          4,264          5,028

          Other                                             7,564          7,752
                                                         --------       --------
                   Total                                 $ 30,756         31,539
                                                         ========       ========

                               ACG HOLDINGS, INC.

                   Notes to Consolidated Financial Statements

(6)  Notes Payable, Long-Term Debt and Capitalized Leases

     Long-term debt is summarized as follows (in thousands):

                                                                 March 31,
                                                         -----------------------
                                                           1999           1998
                                                         --------       --------
                Bank Credit Agreement:

                    Series A Term Loan                   $ 20,537          --

                    Series B Term Loan                     43,753          --

                    Term Loan                                --          35,979

                    Revolving Credit Facility Borrowings     --          29,257
                                                         --------      --------
                                                           64,290        65,236

                Old Term Loan Facility                       --          25,000

                12 3/4% Senior Subordinated Notes
                  Due 2005                                185,000       185,000

                Capitalized leases                         36,304        38,147

                Other loans with varying maturities
                  and interest rates                        3,995         6,274
                                                         --------      --------
                     Total long-term debt                 289,589       319,657

                Less current installments                   7,994         9,131
                                                         --------      --------
                     Long-term debt and capitalized
                       leases, excluding current
                       installments                      $281,595       310,526
                                                         ========      ========

Refinancing Transaction

On May 8, 1998, the Company completed a refinancing transaction (the "1998 Refinancing") which included the following: (1) the Company entered into a $145 million credit facility with a syndicate of lenders (the "Bank Credit Agreement") which included an $11.5 million participation by Morgan Stanley Senior Funding, Inc., a related party, providing for a $70 million revolving credit facility which is not subject to a borrowing base limitation (the "Revolving Credit Facility") maturing on March 31, 2004, a $25 million amortizing term loan facility maturing on March 31, 2004 (the "A Term Loan Facility") and a $50 million amortizing term loan facility maturing on March 31, 2005 (the "B Term Loan Facility"); (2) the repayment of all $57.0 million of indebtedness outstanding under the Company's previous credit agreement, as amended (the "Old Bank Credit Agreement") (plus accrued interest to the date of repayment); (3) the repayment of all $25.0 million of indebtedness outstanding under the $25 million term loan facility which included a $5 million participation by Morgan Stanley & Co., Incorporated, a related party, which was to mature on March 31, 2001 (the "Old Term Loan Facility") (plus accrued interest to the date of repayment) and (4) the payment of fees and expenses associated with the 1998 Refinancing. In addition, the Company recorded an extraordinary loss related to early extinguishment of debt of $4.1 million, net of zero taxes, associated with the write-off of deferred financing costs related to refinanced indebtedness in the quarter ended June 30, 1998.

                               ACG HOLDINGS, INC.

                   Notes to Consolidated Financial Statements

The Senior Subordinated Notes (the "Notes") bear interest at 12 3/4% and mature August 1, 2005. Interest on the Notes is payable semi-annually on February 1 and August 1. The Notes are redeemable at the option of Graphics in whole or in part after August 1, 2000 at 106.375% of the principal amount, declining to 100% of the principal amount, plus accrued interest, on or after August 1, 2002. Upon the occurrence of a change of control triggering event, as defined, each holder of a Note will have the right to require Graphics to repurchase all or any portion of such holder's Note at 101% of the principal amount thereof, plus accrued interest. The Notes are subordinate to all existing and future senior indebtedness, as defined, of Graphics, and are guaranteed on a senior subordinated basis by Holdings.

Interest under the Bank Credit Agreement is floating based upon existing market rates plus agreed upon margin levels. In addition, the Company is obligated to pay specific commitment and letter of credit fees. Such margin levels and fees reduce over the term of the agreement subject to the achievement of certain Leverage Ratio measures. The weighted-average rate on outstanding indebtedness under the Bank Credit Agreement at March 31, 1999 was 7.1%.

Borrowings under the Bank Credit Agreement are secured by substantially all of the Company's assets. In addition, Holdings has guaranteed the indebtedness under the Bank Credit Agreement, which guarantee is secured by a pledge of all of Graphics' and its subsidiaries' stock. The agreement (1) requires satisfaction of certain financial covenants including Minimum Consolidated EBITDA, Consolidated Interest Coverage Ratio and Leverage Ratio requirements,
(2) requires prepayments in certain circumstances including excess cash flows, proceeds from asset dispositions in excess of prescribed levels and certain capital structure transactions and (3) contains various restrictions and limitations on the following items: (a) the level of capital spending, (b) the incurrence of additional indebtedness, (c) mergers, acquisitions, investments and similar transactions and (d) dividends and other distributions. In addition, the agreement includes various other customary affirmative and negative covenants. The Senior Subordinated Notes Indenture's negative covenants are similar to, but in certain respects are less restrictive than, covenants under the Bank Credit Agreement. Graphics' ability to pay dividends or lend funds to Holdings is restricted (see note 1 for a discussion of those restrictions).

The amortization for total long-term debt and capitalized leases at March 31, 1999 is shown below (in thousands):

                                                       Long-Term     Capitalized
         Fiscal year                                      Debt          Leases
         -----------                                   ---------        ------
         2000                                           $    778       $10,376
         2001                                              6,483         8,862
         2002                                              6,310         7,623
         2003                                              7,166         6,812
         2004                                             26,341         6,149
         Thereafter                                      206,207         7,379
                                                        --------       -------
             Total                                      $253,285        47,201
                                                        ========
         Imputed interest                                               10,897
                                                                       -------
             Present value of minimum lease payments                   $36,304
                                                                       =======

Capital leases have varying maturity dates and implicit interest rates which generally approximate 8%-10%. The Company estimates that the carrying amounts of the Company's debt and other financial instruments approximate their fair values at March 31, 1999 and 1998.

                               ACG HOLDINGS, INC.

                   Notes to Consolidated Financial Statements

(7)      Income Taxes

         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts as measured by tax laws and regulations. Significant components of the Company's deferred tax liabilities and assets as of March 31, 1999 and 1998 are as follows (in thousands):

                                                                   March 31,
                                                              -----------------
                                                              1999         1998
                                                              ----         ----
         Deferred tax liabilities:

            Book over tax basis in fixed assets              $29,579      31,466

            Foreign taxes                                      2,631       3,701

            Accumulated amortization                             861         766

            Other, net                                         4,449       4,594
                                                             -------     -------
            Total deferred tax liabilities                    37,520      40,527

         Deferred tax assets:

            Bad debts                                          1,143         830

            Accrued expenses and other liabilities            26,877      34,754

            Accrued loss on discontinued operations               55         254

            Net operating loss carryforwards                  40,743      30,420

            AMT credit carryforwards                           1,262       1,262

            Cumulative translation adjustment                    984         786
                                                             -------     -------
            Total deferred tax assets                         71,064      68,306

            Valuation allowance for deferred tax assets       41,460      37,222
                                                             -------     -------
            Net deferred tax assets                           29,604      31,084
                                                             -------     -------
         Net deferred tax liabilities                        $ 7,916       9,443
                                                             =======     =======

         Management has evaluated the need for a valuation allowance, and as such, a valuation allowance of $41.5 million has been recorded. The valuation allowance was increased by $4.2 million during the current fiscal year.

                               ACG HOLDINGS, INC.

                   Notes to Consolidated Financial Statements

         The components of income tax expense are as follows (in thousands):


                                                  Year ended March 31,
                                             -------------------------------
                                              1999        1998         1997
                                             -----       -----         -----
          Amount attributable to
             continuing operations           $ 523       2,106         2,591

          Amount attributable to
             discontinued operations            --          --            --
                                             -----       -----         -----

               Total expense                 $ 523       2,106         2,591
                                             =====       =====         =====


         Income tax expense (benefit) attributable to loss from continuing operations consists of (in thousands):

                                                  Year ended March 31,
                                             -------------------------------
                                              1999        1998         1997
                                             -----       -----         -----

           Current

              Federal                     $      --           --         --

              State                             237          230        145

              Foreign                         1,589          946      1,535
                                          ---------     --------    -------
               Total current                  1,826        1,176      1,680
                                          ---------     --------    -------

           Deferred

              Federal                         (132)        (108)        354

              State                           (102)        (157)        120

              Foreign                       (1,069)        1,195        437
                                          ---------     --------    -------
               Total deferred               (1,303)          930        911
                                          ---------     --------    -------

           Provision for income taxes     $     523        2,106      2,591
                                          =========     ========    =======

                               ACG HOLDINGS, INC.

                   Notes to Consolidated Financial Statements

         The effective tax rates for Fiscal Year 1999, Fiscal Year 1998, and the fiscal year ending March 31, 1997 ("Fiscal Year 1997") were (6.7%), (7.8%), and (10.0%), respectively. The difference between these effective rates relating to continuing operations and the statutory federal income tax rate is composed of the following items:

                                                  Year ended March 31,
                                             -------------------------------
                                              1999        1998         1997
                                             -----       -----         -----

           Statutory tax rate                35.0%        35.0%        35.0%

           State income taxes, less
              federal tax impact             (1.1)        (0.2)        (0.7)

           Foreign taxes, less federal
              tax impact                     (4.4)        (5.2)        (5.0)

           Amortization                      (6.2)        (9.9)       (11.9)

           Change in valuation
              allowance                     (34.4)       (24.1)       (28.3)

           Other, net                         4.4         (3.4)         0.9
                                            -----        -----        -----

           Effective income tax rate         (6.7)%       (7.8)%      (10.0)%
                                            =====        =====        =====

         As of March 31, 1999, the Company had available net operating loss carryforwards ("NOL's") for state purposes of $79.1 million, which can be used to offset future state taxable income. If these NOL's are not utilized, they will begin to expire in 2000 and will be totally expired in 2019.

         As of March 31, 1999, the Company had available NOL's for federal purposes of $107.5 million, which can be used to offset future federal taxable income. If these NOL's are not utilized, they will begin to expire in 2006 and will be totally expired in 2019.

         The Company also had available an alternative minimum tax credit carryforward of $1.3 million which can be used to offset future taxes in years in which the alternative minimum tax does not apply. This credit can be carried forward indefinitely.

         The Company has alternative minimum tax NOL's in the amount of $89.9 million, which will begin to expire in 2007 and will be completely expired in 2019.

                               ACG HOLDINGS, INC.

                   Notes to Consolidated Financial Statements

(8)    Employee Benefit Plans

       Defined Benefit Pension Plans

       Pension Plans
       The Company sponsors defined benefit pension plans covering full-time employees of the Company who had at least one year of service at December 31, 1994. Benefits under these plans generally are based upon the employee's years of service and, in the case of salaried employees, compensation during the years immediately preceding retirement. The Company's general funding policy is to contribute amounts within the annually calculated actuarial range allowable as a deduction for federal income tax purposes. The plans' assets are maintained by trustees in separately managed portfolios consisting primarily of equity securities and fixed income securities. In October 1994, the Board of Directors approved an amendment to the Company's defined benefit pension plans, which resulted in the freezing of additional defined benefits for future services under the plans effective January 1, 1995.

       Supplemental Executive Retirement Plan
       In October 1994, the Board of Directors approved a new Supplemental Executive Retirement Plan ("SERP"), which is a defined benefit plan, for certain key executives. Such benefits will be paid from the Company's assets. The aggregate accumulated projected benefit obligation under this plan was approximately $2.6 million and $2.1 million at March 31, 1999 and March 31, 1998, respectively.

       Defined Benefit Postretirement Plans

       Postretirement Benefits
       The Company provides certain other postretirement benefits for employees, primarily life and health insurance. Full-time employees who have attained age 55 and have at least five years of service are entitled to postretirement health care and life insurance coverage. Postretirement life insurance coverage is provided at no cost to eligible retirees. Special cost sharing arrangements for health care coverage are available to employees whose age plus years of service at the date of retirement equals or exceeds 85 ("Rule of 85"). Any eligible retiree not meeting the Rule of 85 must pay 100% of the required health care insurance premium.

       Effective January 1, 1995, the Company amended the health care plan changing the health care benefit for all employees retiring on or after January 1, 2000. This amendment had the effect of reducing the accumulated postretirement benefit obligation by approximately $3 million. This reduction is reflected as unrecognized prior service cost and is being amortized on a straight line basis over 15.6 years, the average remaining years of service to full eligibility of active plan participants at the date of the amendment.

       401(k) Defined Contribution Plan

       Effective January 1, 1995, the Company amended its 401(k) defined contribution plan. Eligible participants may contribute up to 15% of their annual compensation subject to maximum amounts established by the Internal Revenue Service and receive a matching employer contribution on amounts contributed. The employer matching contribution is made bi-weekly and equals 2% of annual compensation for all plan participants plus 50% of the first 6% of annual compensation contributed to the plan by each employee, subject to maximum amounts established by the Internal Revenue Service. The Company's contribution under this Plan amounted to $3.8 million in Fiscal Year 1999, $3.3 million during Fiscal Year 1998 and $3.4 million during Fiscal Year 1997.

                               ACG HOLDINGS, INC.

                   Notes to Consolidated Financial Statements

The following table provides a reconciliation of the changes in the defined benefit plans' benefit obligations and fair value of plan assets for the Fiscal Years 1999 and 1998 and a statement of the funded status of such plans as of March 31, 1999 and 1998:


                                                       Defined Benefit         Defined Benefit
                                                        Pension Plans        Postretirement Plan
                                                    --------------------     -------------------
                                                      1999         1998        1999        1998
                                                    --------    --------     -------     -------
Change in Benefit Obligation

   Benefit obligation at beginning of year          $ 55,064      49,707       3,766       3,393

   Service cost                                          680         769          30          46

   Interest cost                                       3,901       3,762         181         265

   Plan participants' contributions                     --          --           148         128

   Actuarial loss (gain)                               1,468       3,541        (980)        508

   Benefits paid                                      (2,649)     (2,727)       (499)       (574)

   Curtailment gain                                      (63)         12        --          --

   Settlement gain                                       (69)       --          --          --
                                                    --------    --------     -------     -------

   Benefit obligation at end of year                $ 58,332      55,064       2,646       3,766
                                                    ========    ========     =======     =======

Change in Plan Assets

   Fair value of plan assets at beginning of year   $ 45,306      41,391        --          --

   Actual return on plan assets                        6,462       5,984        --          --

   Employer contributions                                693         780         351         446

   Plan participants' contributions                     --          --           148         128

   Benefits paid                                      (2,978)     (2,849)       (499)       (574)
                                                    --------    --------     -------     -------

   Fair value of plan assets at end of year         $ 49,483      45,306        --          --
                                                    ========    ========     =======     =======

   Funded status                                    $ (8,849)     (9,758)     (2,646)     (3,766)

   Unrecognized net actuarial (gain) loss             (2,501)         85      (1,537)     (1,145)

   Unrecognized net transition obligation               --        (2,142)       --          --

   Unrecognized prior service cost                      (350)       (371)     (2,522)     (2,391)
                                                    --------    --------     -------     -------

   Accrued benefit cost                             $(11,700)    (12,186)     (6,705)     (7,302)
                                                    ========    ========     =======     =======

                               ACG HOLDINGS, INC.

                   Notes to Consolidated Financial Statements

                                                       Defined Benefit Pension Plans      Defined Benefit Postretirement Plan
                                                       -----------------------------      -----------------------------------
                                                            1999          1998                  1999             1998
                                                          --------      --------               ------           ------
        Weighted - average assumptions:

            Discount rate - benefit obligation               7.00%         7.25%                7.00%            7.25%

            Expected return on plan assets                  10.00%         9.25%                  N/A              N/A

            Rate of compensation increase                      N/A           N/A                  N/A              N/A

        For measurement purposes under the defined benefit postretirement plan, a 7.0 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for March 31, 1999. The rate was assumed to decrease gradually to 5 percent through fiscal year 2003 and remain at that level thereafter.


                                                       Defined Benefit Pension Plans      Defined Benefit Postretirement Plan
                                                       -----------------------------      -----------------------------------
                                                            1999          1998                  1999             1998
                                                          --------      --------               ------           ------
         Components of net periodic benefit cost:

            Service cost                            $      680              769                   30              46

            Interest cost                                3,876            3,656                  181             265

            Expected return on plan assets              (4,410)          (3,715)                  --              --

            Amortization of prior service cost              55               76                 (315)           (193)

            Recognized net actuarial (gain) loss            --             (103)                (142)            (79)
                                                    ----------          -------               ------           -----
            Net periodic benefit cost               $      201              683                 (246)             39
                                                    ==========          =======               ======           =====

        Assumed health care cost trend rates have a significant effect on the amounts reported for the defined benefit postretirement plan. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

                                                        1% Point      1% Point
                                                        Increase      Decrease
                                                        --------      --------
        Effect on total of service and interest
          cost components of expense                     $    168        158

        Effect on postretirement benefit obligation      $  2,273      2,118

(9)     Capital Stock

        Effective January 16, 1998, the Company amended and restated its Certificate of Incorporation and approved a recapitalization plan resulting in the conversion of Series A and Series B convertible preferred stock (the "Previously Issued Preferred Stock") into Series AA and Series BB convertible Preferred Stock collectively, ("Preferred Stock"). At March 31, 1999, capital stock consists of Holdings' common stock ("Common Stock") and Preferred Stock. The Preferred Stock has rights on preferences substantially the same as the Previously Issued Preferred Stock. Each share of Common Stock is entitled to one vote on each matter common shareholders are entitled to vote on. The Preferred Stock has no voting rights. Dividends on the Common Stock and Preferred Stock are discretionary by the Board of Directors. Upon the occurrence of a Liquidation Event (as defined in the amended and restated

                               ACG HOLDINGS, INC.

                   Notes to Consolidated Financial Statements

         Certificate of Incorporation), all amounts available for payment or distribution shall first be paid to holders of Series BB preferred stock, then holders of Series AA preferred stock and then to holders of Common Stock. Each share of the Preferred Stock may be converted, at the option of the holder, into shares of Common Stock using conversion ratios and subject to conditions set forth in the Company's Certificate of Incorporation.

 (10)    Stock Option Plans

         Effective April 1, 1997 the Company changed its method of accounting for stock-based compensation plans from the intrinsic value method of APB 25 to the fair value method established by SFAS 123. Application of the recognition provisions of SFAS 123 is prospective (restatement of prior periods is prohibited). However, SFAS 123 pro forma information for prior years is required. The effects of applying SFAS 123 for either recognizing compensation expense or providing pro forma disclosures are not likely to be representative of the effects on future years.

         Common Stock Option Plan

         In 1993, the Company established the ACG Holdings, Inc. Common Stock Option Plan. This plan, as amended, (the "1993 Common Stock Option Plan") is administered by a committee of the Board of Directors (the "Committee") and provides for granting up to 20,841 shares of Common Stock. On January 16, 1998, the Company established another common stock option plan (the "1998 Common Stock Option Plan"). This plan is administered by the Committee and provides for granting up to 36,939 shares of Common Stock. The 1993 Common Stock Option Plan and the 1998 Common Stock Option Plan are collectively referred to as the "Common Stock Option Plans". Stock options may be granted under the Common Stock Option Plans to officers and other key employees of the Company at the exercise price per share of Common Stock, as determined at the time of grant by the Committee in its sole discretion. All options are 25% exercisable on the first anniversary date of a grant and vest in additional 25% increments on each of the next three anniversary dates of each grant. All options expire 10 years from date of grant.

         A summary of activity under the Common Stock Option Plans is as follows:
                                                                      Weighted-
                                                                      Average
                                                                      Exercise
                                                        Options       Price ($)
                                                        -------       ---------
          Outstanding at March 31, 1996                  16,499         50.00
             Granted                                      6,015         50.00
             Exercised                                      --           --
             Forfeited                                   (3,214)        50.00
                                                       --------
          Outstanding at March 31, 1997                  19,300         50.00
             Granted                                     30,014           .01
             Exercised                                  (11,773)        14.95
             Forfeited                                     (334)        50.00
                                                       --------
          Outstanding at March 31, 1998                  37,207          1.42(a)
             Granted                                      4,283         97.45
             Exercised                                      --           --
             Forfeited                                   (4,309)        12.23
                                                       --------
          Outstanding at March 31, 1999                  37,181         11.23
                                                       ========

        (a)  Reflects Fiscal Year 1998 option repricing discussed below.

        The weighted-average grant-date fair value of options granted was $0 for fiscal years ending March 31, 1999, 1998 and 1997. The weighted-

                               ACG HOLDINGS, INC.

                   Notes to Consolidated Financial Statements

         average remaining contractual life of the options outstanding at March 31, 1999 was 7.5 years. The options outstanding at March 31, 1999, had exercise prices ranging from $.01 to $240. Of the options outstanding; 9,698; 1,147 and 9,004 were exercisable at March 31, 1999, 1998 and 1997, respectively. The weighted-average exercise price of the exercisable options was $.01 at March 31, 1999 and 1998, and $50 at March 31, 1997. During Fiscal Year 1998, certain common stock option agreements were modified to reprice options previously granted with a $50 exercise price to a $.01 exercise price. A total of 9,188 shares (including 362 previously exercised options that were subsequently cancelled) of Holdings Common Stock were reserved for issuance, but not granted under the Common Stock Option Plans at March 31, 1999. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for Fiscal Year 1999, Fiscal Year 1998 and Fiscal Year 1997: risk-free interest rates of 4.5 - 5.6%, 5.5% and 6.5%, respectively; no annual dividend yield; volatility factors of 0; and an expected option life of 5 years.


         For the purposes of Fiscal Year 1997 SFAS 123 pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Because the fair value of the Company's options equaled $0, earnings were the same for Fiscal Year 1997 under both APB 25 and SFAS 123.

         Preferred Stock Option Plan

         In Fiscal Year 1998, the Company established the ACG Holdings, Inc. Preferred Stock Option Plan (the "Preferred Stock Option Plan"). This plan is administered by the Committee and provides for granting up to 583 shares of Preferred Stock. Stock options may be granted under this Preferred Stock Option Plan to officers and other key employees of the Company at the exercise price per share of Preferred Stock, as determined at the time of grant by the Committee in its sole discretion. All options are fully vested and are 100% exercisable at the date of grant. All options expire 10 years from date of grant.

         A summary of the Preferred Stock Option Plan is as follows:

                                                            Options
                                                            -------
         Outstanding at March 31, 1997                         --

            Granted                                           526

            Exercised                                          --

            Forfeited                                          --
                                                            -----
         Outstanding at March 31, 1998                        526

            Granted                                            29

            Exercised                                          --

            Forfeited                                          --
                                                            -----
         Outstanding at March 31, 1999                        555
                                                            =====

         All options were granted with a $1,909 exercise price. The weighted-average grant-date fair value of options granted was $1,288 and $1,091 for Fiscal Year 1999 and Fiscal Year 1998, respectively. The weighted-average remaining contractual life of the options outstanding at March 31, 1999 was 8.8 years. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model. The following weighted-average assumptions were used for Fiscal Year 1999 and Fiscal Year 1998: risk free interest rate of 5.6% and 5.5%, respectively; no annual dividend yield; volatility factors of 0; and an expected option life of 2 years. All of the options outstanding were exercisable at March 31, 1999. A total of 28 shares of Holdings Preferred Stock was reserved for issuance, but not granted under the Preferred Stock Option Plan at March 31, 1999.

         As a result of the SFAS 123 requirements, the Company recognized $0.0 million and $0.6 million of related compensation expense in Fiscal Year 1999 and Fiscal Year 1998, respectively.

                               ACG HOLDINGS, INC.

                   Notes to Consolidated Financial Statements

(11)    Commitments and Contingencies

        The Company incurred rent expense for Fiscal Year 1999, Fiscal Year 1998, and Fiscal Year 1997 of $6.9 million, $6.4 million, and $5.4 million, respectively, under various operating leases. Future minimum rental commitments under existing operating lease arrangements at March 31, 1999 are as follows (in thousands):

                         Fiscal Year
                         -----------
                         2000                             $  5,051

                         2001                                4,106

                         2002                                3,461

                         2003                                2,216

                         2004                                  980

                         Thereafter                          3,589
                                                          --------
                               Total                      $ 19,403
                                                          ========

        The Company has employment agreements with one of its principal officers and four other employees. Such agreements provide for minimum salary levels as well as for incentive bonuses which are payable if specified management goals are attained. The aggregate commitment for future salaries at March 31, 1999, excluding bonuses, was approximately $2.7 million.

        On December 21, 1989, Graphics sold to CPS Corp ("CPS"), its ink manufacturing operations and facilities. Graphics remains contingently liable under $1.5 million of industrial revenue bonds assumed by CPS. CPS assumed these liabilities and has agreed to indemnify Graphics for any resulting obligation and has also provided an irrevocable letter of credit in favor of the holders of such bonds. Accordingly, management believes that any obligation of Graphics under this contingency is unlikely.

        Concurrent with the sale of its ink manufacturing facility, Graphics entered into a long-term ink supply contract with CPS. The supply contract requires Graphics to purchase a significant portion of its ink requirements, within certain limitations and minimums, from CPS. Graphics believes that prices for products under this contract approximate market prices at the time of purchase of such products.

        In the quarter ended December 31, 1997, the Company entered into multi-year contracts to purchase a portion of the Company's raw materials to be used in its normal operations. In connection with such purchase agreements, pricing for a portion of the Company's raw materials is adjusted for certain movements in market prices, changes in raw material costs and other specific price increases. The Company is deferring certain contractual provisions over the life of the contracts, which are being recognized as the purchase commitments are achieved. The amount deferred at March 31, 1999 is $25.7 million and is included within Other liabilities in the Company's consolidated balance sheet.

        Graphics, together with over 300 other persons, has been designated by the U.S. Environmental Protection Agency as a potentially responsible party (a "PRP") under the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA", also known as "Superfund") at one Superfund site. Although liability under CERCLA may be imposed on a joint and several basis and the Company's ultimate liability is not precisely determinable, the PRPs have agreed that Graphics' share of removal costs is 0.46% and therefore Graphics believes that its share of the

                               ACG HOLDINGS, INC.

                   Notes to Consolidated Financial Statements

         anticipated remediation costs at such site will not be material to its business or financial condition. Based upon an analysis of Graphics' volumetric share of waste contributed to the site and the agreement among the PRPs, the Company maintains a reserve of approximately $0.1 million in connection with this liability on its consolidated balance sheet at March 31, 1999. The Company believes this amount is adequate to cover such liability.

        The Company has been named as a defendant in several legal actions arising from its normal business activities. In the opinion of management, any liabilities that may arise from such actions will not, individually or in the aggregate, have a material adverse effect on the consolidated financial statements of the Company.

(12)    Significant Customers

        No single customer represented 10% or more of total sales in the fiscal years ended March 31, 1999, 1998 and 1997.

(13)    Interim Financial Information (Unaudited)

        Quarterly financial information follows (in thousands):

                                                                                    Loss
                                                                                   Before
                                                                  Gross         Extraordinary      Extraordinary      Net Income
                                             Net Sales            Profit             Item                Item            (Loss)
                                            -------------      ----------       -------------      -------------      ----------
        Fiscal Year 1999:

            Quarter Ended
               June 30                      $   127,813           18,562            (1,423)           (4,020)            (5,443)
               September 30                     126,965           20,014            (1,572)               --             (1,572)
               December 31                      144,296           26,000             3,557                --              3,557
               March 31                         121,269           16,676            (8,924)              (86)            (9,010)
                                            -----------        ---------         ---------          --------          ---------
                     Total                  $   520,343           81,252            (8,362)           (4,106)           (12,468)
                                            ===========        =========         =========          ========          =========

        Fiscal Year 1998:

            Quarter Ended
               June 30                      $   126,128           17,028            (4,950)               --             (4,950)
               September 30                     135,609           17,863            (6,404)               --             (6,404)
               December 31                      145,748           20,370            (2,285)               --             (2,285)
               March 31                         125,850           16,667           (16,256)               --            (16,256)
                                            -----------        ---------         ---------          --------          ---------
                     Total                  $   533,335           71,928           (29,895)               --            (29,895)
                                            ===========        =========         =========          ========          =========

                               ACG HOLDINGS, INC.

                   Notes to Consolidated Financial Statements

(14)    Restructuring Costs and Other Special Charges

        Restructuring Costs:

        American Color. In March 1999, the Company approved a plan for its American Color division which was designed to consolidate certain facilities in order to improve asset utilization and operational efficiency, modify the organizational structure as a result of facility consolidation and other changes and reduce overhead and other costs. The cost of this plan is being accounted for in accordance with the guidance set forth in Emerging Issues Task Force Issue 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). The pretax costs of $4.6 million which were incurred as a direct result of this plan (excluding other special charges related to asset write-offs and write-downs - see below) includes $2.5 million of employee termination costs, $1.2 million of lease settlement costs and $0.9 million of other transition and restructuring expenses. This restructuring charge was recorded in the quarter ended March 31, 1999. The majority of these costs will be paid or settled before March 31, 2000.

        In April 1995, the Company implemented a plan for its American Color division, which was designed to improve productivity, increase customer service and responsiveness, and provide increased growth in the digital imaging and prepress services business. The cost of this plan was accounted for in accordance with the guidance set forth in EITF 94-3. The pretax costs of $5 million which were incurred as a part of this plan (excluding other special charges related to asset write-offs and write-downs - see below) represent employee termination, goodwill write-down and other related costs that were incurred as a direct result of the plan. Approximately $0.9 million of restructuring costs primarily related to relocation expenses were recognized in Fiscal Year 1997.

        Printing. In January 1998, the Company approved a plan for its printing division, which was designed to improve responsiveness to customer requirements, increase asset utilization and reduce overhead costs. The cost of this plan was accounted for in accordance with the guidance set forth in EITF 94-3. The pretax costs of $3.9 million which were incurred as a direct result of this plan (excluding other special charges related to asset write-offs and write-downs - see below) includes $3.3 million of employee termination costs and $0.6 million of relocation and other transition expenses. This restructuring charge was recorded in the quarter ended March 31, 1998. These costs were paid or settled before March 31, 1999.

        Other Special Charges:

        During the quarter ended March 31, 1999, the Company recorded special charges totaling $0.9 million to adjust the carrying values of idle, disposed and under-performing assets of the American Color division to estimated fair values. The provision was based on a review of the Company's long-lived assets in accordance with SFAS 121. Fair value was based on the Company's estimate of held and used and idle assets based on current market conditions using the best information available.

        During the quarter ended March 31, 1998, the Company recorded special charges totaling $1.7 million to adjust the carrying values of idle, disposed and under-performing assets of the printing segment to estimated fair values. The provision was based on a review of the Company's long-lived assets in accordance with SFAS 121. Fair value was based on the Company's estimate of held and used and idle assets based on current market conditions using the best information available.

                               ACG HOLDINGS, INC.

                   Notes to Consolidated Financial Statements

        During Fiscal Year 1997, the Company recorded special charges totaling $1.9 million, for impaired long-lived assets and to adjust the carrying values of idle, disposed and under-performing assets to estimated fair values. The provisions were based on a review of long-lived assets in connection with the initial adoption of SFAS 121. Of the Fiscal Year 1997 total of long-lived assets that were adjusted based on being idle, disposed of or under-performing, approximately $0.4 million and $1.5 million related to the printing and American Color divisions, respectively. Fair value was based on the Company's estimate of held and used and idle assets based on current market conditions using the best information available.

        These special charges are classified within restructuring costs and other special charges in the consolidated statements of operations.

(15)    Non-recurring Charge Related to Resignation of Former Chief Executive
        Officer

        A non-recurring charge of $1.9 million relating to the resignation of the Company's former Chief Executive Officer was recorded in Fiscal Year 1997, and is classified as a selling, general and administrative expense. Payments under the related agreement continue through 2001, subject to certain requirements.

(16)    Summarized Financial Information of American Color Graphics, Inc.

        Summary financial information for Holdings' wholly-owned subsidiary, American Color Graphics, Inc., is as follows (in thousands):

                                                      March 31,
                                          --------------------------------
                                             1999                   1998
                                          ----------             ---------
         Balance sheet data:

         Current assets                  $    71,591               80,163

         Noncurrent assets                   227,409              249,795

         Current liabilities                  77,515               69,176

         Noncurrent liabilities              341,264              367,490


                                                     Year ended March 31,
                                           -------------------------------------
                                               1999          1998         1997
                                           -----------    ---------    ---------
         Statement of operations data:

         Sales                             $  520,343       533,335     524,551

         Operating income                      29,455        12,103      10,372

         Net loss                             (12,468)      (29,895)    (31,703)

                               ACG HOLDINGS, INC.

                   Notes to Consolidated Financial Statements

(17)    Industry Segment Information

        Effective March 31, 1999, the Company adopted the provisions of SFAS
        131. The Company has restated its sector disclosures in prior years to conform to the requirements of SFAS 131. The Company has significant operations principally in two industry segments: (1) printing and (2) digital imaging and prepress services. All of the Company's printing business and assets are attributed to the printing division and all of the Company's digital imaging and prepress business and assets are attributed to the American Color division ("American Color"). The Company's digital visual effects operations and corporate expenses have been segregated and do not constitute a reportable segment of the Company as contemplated by SFAS 131.

        The Company has two reportable segments: (1) printing and (2) digital imaging and prepress services. The printing business produces retail advertising inserts, comics (newspaper Sunday comics, comic insert advertising and comic books), and other publications. The Company's digital imaging and prepress services business assist customers in the capture, manipulation, transmission and distribution of images. The majority of its work leads to the production of four-color separations in a format appropriate for use by printers.

        The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on segment EBITDA which is defined as earnings before net interest expense, income tax expense, depreciation, amortization, other special charges related to asset write-offs and write-downs, other income (expense), discontinued operations and extraordinary items. The Company generally accounts for intersegment revenues and transfers as if the revenues or transfers were to third parties, that is, at current market prices.

        The Company's reportable segments are business units that offer different products and services. They are managed separately because each segment requires different technology and marketing strategies. A substantial portion of the revenue, long-lived assets and other assets of the Company's reportable segments are attributed to or located in the United States.

                                                                                       Digital
                                                                                      Imaging &       Corporate and
       (In Thousands of Dollars)                                     Printing          Prepress           Other             Total
       ------------------------------------------------------      -----------       -----------      -------------      ----------

       1999
       Segment revenues                                          $   431,936           83,816             4,591            520,343

       EBITDA                                                    $    61,627            5,283            (2,624)            64,286
          Depreciation and amortization                               22,633            6,670             4,373             33,676
          Interest expense                                                --               --            36,242             36,242
          Interest income                                                 --               --              (165)              (165)
          Other charges, net                                              --            1,155                --              1,155
          Other, net                                                      24              819               374              1,217
                                                                 -----------         --------          --------          ---------
            Income (loss) from continuing operations before
              income taxes and extraordinary items               $    38,970           (3,361)          (43,448)            (7,839)

       Total assets                                              $   256,641           30,451            11,908            299,000

       Total capital expenditures                                $     9,369            6,051               818             16,238

                               ACG HOLDINGS, INC.

                   Notes to Consolidated Financial Statements


                                                                Digital
                                                               Imaging &    Corporate and
(In Thousands of Dollars)                        Printing       Prepress        Other        Total
-------------------------                        --------       --------    -------------    -----

1998
Segment revenues                                  $446,350       82,384         4,601       533,335

EBITDA                                            $ 46,838        8,405        (2,876)       52,367
   Depreciation and amortization                    22,499        6,001        10,037        38,537
   Interest expense                                   --           --          38,956        38,956
   Interest income                                    --           --            (143)         (143)
   Other special charges - SFAS 121                  1,727         --            --           1,727
   Other, net                                          207         (206)          411           412
                                                  --------     --------      --------      --------
     Income (loss) from continuing operations
       before income taxes                        $ 22,405        2,610       (52,137)      (27,122)

Total assets                                      $278,965       33,351        17,642       329,958

Total capital expenditures                        $ 14,438        7,291         1,984        23,713

---------------------------------------------------------------------------------------------------

1997
Segment revenues                                  $449,924       71,712         2,915       524,551

EBITDA                                            $ 46,755        5,180        (4,963)       46,972
   Depreciation and amortization                    20,431        5,017         9,208        34,656
   Interest expense                                   --           --          36,289        36,289
   Interest income                                    --           --            (157)         (157)
   Other special charges - SFAS 121                    466        1,478          --           1,944
   Other, net                                          179           93           (27)          245
                                                  --------     --------      --------      --------
     Income (loss) from continuing operations
       before income taxes                        $ 25,679       (1,408)      (50,276)      (26,005)

Total assets                                      $282,519       34,208        17,248       333,975

Total capital expenditures                        $ 27,844        5,681         4,242        37,767

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         None.

                                    PART III

ITEM 10.          DIRECTORS AND EXECUTIVE OFFICERS

The following table provides certain information about each of the current directors and executive officers of Holdings and Graphics (ages as of March 31, 1999). All directors hold office until their successors are duly elected and qualified.

Name                     Age     Position with Graphics and Holdings
----                     ---     -----------------------------------
Stephen M. Dyott          47     Chairman, President, Chief Executive Officer
                                 and Director
Michael M. Janson         50     Director
Eric T. Fry               32     Director
Joseph M. Milano          46     Executive Vice President and Chief Financial
                                 Officer
Larry R. Williams         58     Executive Vice President Purchasing of Graphics
Timothy M. Davis          44     Senior Vice President-Administration, Secretary
                                 and General Counsel
Malcolm J. Anderson       60     Executive Vice President Operations of Graphics
Patrick W. Kellick        41     Senior Vice President/Corporate Controller and
                                 Assistant Secretary

Stephen M. Dyott - Chairman and Chief Executive Officer of Graphics and Holdings since September 1996; President of Holdings since February 1995; Director of Graphics and Holdings since September 1994; Chief Operating Officer of Holdings from February 1995 to September 1996 and Chief Operating Officer of Graphics from 1991 to September 1996; President of Graphics since 1991; Vice President and General Manager - Flexible Packaging, American National Can Company ("ANCC") from 1988 to 1991; Vice President and General Manager - Tube Packaging, ANCC from 1985 to 1987.

Michael M. Janson - Director of Holdings and Graphics since February 1998; Managing Director of the general partner of Morgan Stanley Dean Witter Capital Partners ("MSDWCP") and of Morgan Stanley & Co., Incorporated ("MS&Co."); 1987 joined MS&Co.; 1997 joined MSDWCP; Managing Director in MS&Co.'s High Yield Capital Markets Department before joining MSDWCP; Director of Choice One Communications Inc., Silgan Holdings Inc., and Renaissance Media Group.

Eric T. Fry - Director of Graphics and Holdings since March 1996; Vice President of the general partner of MSDWCP and MS&Co.; Joined MS&Co. in 1989, initially in the Mergers and Acquisitions Department and from 1991 to 1992 in MSDWCP; From 1992 to 1994 attended Harvard Business School and received an MBA; Rejoined MSDWCP in 1994; Director of Enterprise Reinsurance Holdings Corporation, Vanguard Health Systems, Inc. and LifeTrust America, L.L.C.

Joseph M. Milano - Executive Vice President and Chief Financial Officer of Holdings and Graphics from 1997 to 1998; Senior Vice President and Chief Financial Officer of Holdings and Graphics from 1994 to 1997; Vice President - Finance of Holdings and Graphics from 1992 to 1994; Vice President and Chief Financial Officer, Farrel Corporation, 1989 to 1992; Vice President and Chief Financial Officer, Electronic Mail Corporation of America from 1984 to 1988.

Larry R. Williams - Executive Vice President, Purchasing of Graphics since 1997; Senior Vice President - Purchasing, Marketing and Newspaper Sales of Graphics from 1996 to 1997; Senior Vice President of Purchasing / Transportation of Graphics from 1993 to 1996; Independent Management Consultant from 1992 to 1993 and Senior Vice President, Operations Support for Ryder Systems from 1990 to 1992.

Timothy M. Davis - Senior Vice President - Administration, Secretary and General Counsel of Holdings and Graphics since 1989; Assistant General Counsel of MacMillan, Inc. and counsel to affiliates of Maxwell Communication Corporation North America, January 1989 to June 1989; Attorney in private practice from 1981 to 1989.

Malcolm J. Anderson - Executive Vice President Operations of Graphics since 1996; Senior Vice President Operations of Graphics from 1993 to 1996; President, Plastic Products Division of Kerr Group, Inc. from 1989 to 1993; Vice President Manufacturing - Flexible Packaging, American National Can Company from 1982 to 1989; Vice President, Eastern Division General Manager of Sinclair and Valentine Ink Company from 1980 to 1982.

Patrick W. Kellick - Senior Vice President/Corporate Controller of Holdings and Graphics from 1997 to 1998; Vice President/Corporate Controller of Holdings and Graphics from 1989 to 1997; Corporate Controller of Graphics since 1987, and Assistant Secretary of Holdings and Graphics since 1995; various financial positions with Williams Precious Metals (a division of Brush Wellman, Inc.) from 1984 to 1987, including CFO from 1986 to 1987; Auditor with KPMG from 1979 to 1984.

ITEM 11. EXECUTIVE COMPENSATION

Summary Compensation Table

The following table presents information concerning compensation for services to Holdings and Graphics during the fiscal years ended March 31, 1999, 1998 and 1997 to the Chief Executive Officers and the four other most highly compensated executive officers (the "Named Executive Officers") of Holdings and/or Graphics.

                           Summary Compensation Table

                                                                                          Long-Term Compensation
                                                                                      ---------------------------------
                                                         Annual Compensation                   Awards           Payouts
                                                   -------------------------------    ------------------------  -------
                                                                                                    Securities
                                                                             Other                    Under-
                                                                            Annual    Restricted      lying                All Other
   Name and Principal                                                       Compen-      Stock       Options/     LTIP      Compen-
        Position                Period              Salary       Bonus      sation     Award(s)     SAR's (#)    Payouts    sation
        --------                ------              ------       -----      ------     --------     ---------    -------    ------

Stephen M. Dyott            Fiscal Year 1999       $517,311    $800,000        --         --              --       --          --
Chairman, President and     Fiscal Year 1998       $475,000    $525,000        --         --           9,462       --          --
Chief Executive Officer     Fiscal Year 1997       $463,462    $350,000        --         --           1,761       --          --
& Director

Joseph M. Milano            Fiscal Year 1999       $287,981    $325,000        --         --              29       --          --
Executive Vice President    Fiscal Year 1998       $275,000    $290,000        --         --           5,217       --          --
& Chief Financial Officer   Fiscal Year 1997       $260,097    $150,000        --         --             760       --          --

Larry R. Williams           Fiscal Year 1999       $300,000    $200,000        --         --              --       --          --
Executive Vice President    Fiscal Year 1998       $300,000    $200,000        --         --           1,158       --          --
Purchasing of Graphics      Fiscal Year 1997       $230,000    $105,000        --         --             125       --          --

Timothy M. Davis            Fiscal Year 1999       $252,308    $225,000        --         --              --       --          --
Senior Vice                 Fiscal Year 1998       $233,200    $160,000        --         --           2,538       --          --
President-Administration,   Fiscal Year 1997       $220,562    $110,000        --         --             290       --          --
Secretary & General
Counsel

Malcolm J. Anderson         Fiscal Year 1999       $240,385    $225,000        --         --              --       --          --
Executive Vice President    Fiscal Year 1998       $230,000    $200,000        --         --           1,158       --          --
Operations of Graphics      Fiscal Year 1997       $230,000    $105,000        --         --             125       --          --

The following table presents information concerning the options granted to the Named Executive Officers during the last fiscal year. All outstanding options issued prior to April 8, 1993 were canceled in connection with the 1993 Acquisition.



                      Option/SAR Grants in Last Fiscal Year

                                                                                                              Alternative
                                                                                                             To (f) and (g)
                                                                                                              Grant Date
                                             Individual Grants                                                  Value
------------------------------------------------------------------------------------------------------      ---------------

                                                      % of Total
                                                       Options/
                                  Number of              SAR's
                                  Securities          Granted to                                                 Grant
                                  Underlying           Employees         Exercise or                             Date
                                Options/SAR's          in Fiscal          Base Price        Expiration          Present
            Name                 Granted (#)           Year 1999            ($/sh)             Date            Value ($)
            ----                 -----------           ---------            ------             ----            ---------
Preferred Plan

    Joseph M. Milano                 29(a)               100%              1,908.76         06/04/2008        37,352(b)

----------
(a) Options granted to Joseph M. Milano on June 4, 1998 were granted pursuant to the ACG Holdings, Inc. Preferred Stock Option Plan at an exercise price of $1,908.76 and the underlying securities had a per share fair market value on the date of grant of $3,000. These options were fully vested and exercisable on the date of grant.

(b) The grant date present value shown in the table is based on calculations using a Black-Scholes option pricing model with the following weighted-average assumptions at the date of grant: risk free interest rate of 5.59%; no annual dividend yield; volatility factor of 0; and an expected option life of two years.


The following table presents information concerning the fiscal year-end value of unexercised stock options held by the Named Executive Officers.

               Aggregated Option/SAR Exercises in Last Fiscal Year
                      and Fiscal Year-End Option/SAR Values


                                                                        Number of Securities          Value of Unexercised
                                                                       Underlying Unexercised        In-the-Money Options/
                               Shares Acquired         Value          Options/SAR's at 3/31/99          SAR's at 3/31/99
                               on Exercise (#)      Realized($)       Exercisable/Unexercisable    Exercisable/Unexercisable($)
                               ----------------    ---------------    -------------------------    ---------------------------
Common Plan (a)
     Stephen M. Dyott                --                  --               3,042.50 / 7,853                     (a)
     Joseph M. Milano                --                  --            1,783.25 / 4,336.75                     (a)
     Larry R. Williams               --                  --                   452.25 / 931                     (a)
     Timothy M. Davis                --                  --              840.75 / 2,048.50                     (a)
     Malcolm J. Anderson             --                  --                   452.25 / 931                     (a)

Preferred Plan (b)
     Stephen M. Dyott                --                  --                        292 / 0                  318,642 / 0 (b)
     Joseph M. Milano                --                  --                        175 / 0                  190,967 / 0 (b)
     Timothy M. Davis                --                  --                         88 / 0                   96,029 / 0 (b)

(a) Holdings' common stock has not been registered or publicly traded and, therefore a public market price of the stock is not available. The values set forth in the table are based on our estimate of the fair market value of the common stock at March 31, 1999. Holdings believes the exercise price of the options held by the Named Executive Officers at March 31, 1999, was in each case greater than the fair market value of the underlying shares of Holdings' common stock as of such date.

(b) Holdings' preferred stock has not been registered or publicly traded and, therefore a public market price of the stock is not available. The values set forth in the table are based on our estimate of the fair market value of the preferred stock at March 31, 1999.

Pension Plan

Graphics sponsors the American Color Graphics, Inc. Salaried Employees' Pension Plan (the "Pension Plan"), a defined benefit pension plan covering full-time salaried employees of Graphics who had at least one year of service as of December 31, 1994.

In October 1994, the Board of Directors approved an amendment to the Pension Plan which resulted in the freezing of additional defined benefits for future services under such plan effective January 1, 1995 (see note 8 to our consolidated financial statements appearing elsewhere in this Report).

At March 31, 1999, all of the Named Executive Officers had vested in the pension plan. At March 31, 1999, the Named Executive Officers had the following amounts of credited service (original hire date through January 1, 1995) and annual benefit payable upon retirement at age 65 under the Pension Plan: Stephen M. Dyott (3 years, 3 months; $8,220), Joseph M. Milano (2 years, 7 months; $5,820), Larry R. Williams (1 year, 5 months; $3,192), Timothy M. Davis (5 years, 5 months; $11,700) and Malcolm J. Anderson (1 year, 3 months; $2,820).

The basic benefit payable under the Pension Plan is a five-year certain single life annuity equivalent to (a) 1% of a participant's "final average monthly compensation" plus (b) 0.6% of a participant's "final average monthly compensation" in excess of 40% of the monthly maximum Social Security wage base in the year of retirement multiplied by years of credited service (not to exceed 30 years of service). For purposes of the Pension Plan, "final average compensation" (which, for the Named Executive Officers, is reflected in the salary and bonus columns of the Summary Compensation Table) means the average of a participant's five highest consecutive calendar years of total earnings (which includes bonuses) from the last 10 years of service. The maximum monthly benefit payable from the Pension Plan is $5,000.

The basic benefit under the Pension Plan is payable upon completion of five years of vesting service and retirement on or after attaining age 65. Participants may elect early retirement under the Pension Plan upon completion of five years of vesting service and the attainment of age 55, and receive the basic benefit reduced by 0.4167% for each month that the benefit commencement date precedes the attainment of age 65. A deferred vested benefit is available to those participants who separate from service before retirement, provided the participant has at least five years of vesting service.

Supplemental Executive Retirement Plan

In October 1994, the Board of Directors approved a new SERP, which is a defined benefit plan, for the Named Executive Officers and five other key executives. The plan provides for a basic annual benefit payable upon completion of five years vesting service (April 1, 1994 through March 31, 1999 for Messrs. Dyott, Milano, Williams, Davis and Anderson) and retirement on or after attaining age 65 or the present value of such benefit at an earlier date under certain circumstances. The Named Executive Officers have the following basic annual benefit payable under this plan at age 65:

         Stephen M. Dyott                                      $100,000
         Joseph M. Milano                                      $100,000
         Larry R. Williams                                     $ 50,000
         Timothy M. Davis                                      $ 75,000
         Malcolm J. Anderson                                   $ 50,000

Such benefits will be paid from our assets (see note 8 to our consolidated financial statements appearing elsewhere in this Report).

Compensation of Directors

Directors of Holdings and Graphics do not receive a salary or an annual retainer for their services but are reimbursed for expenses incurred with respect to such services.

Employment Agreements

In connection with the 1993 Acquisition, Graphics entered into a new employment agreement with Stephen M. Dyott (the "Dyott Employment Agreement"). The Dyott Employment Agreement superseded previous employment agreements.

The Dyott Employment Agreement had an initial term of four years commencing as of the effective time Acquisition Corp. merged with and into Holdings. The term under the Dyott Employment Agreement is therefore automatically extended for one-year periods absent two year's written notice of an intent by either party not to renew. The Dyott Employment Agreement provides for the payment of an annual salary and an annual bonus pursuant to a plan adopted following the 1993 Acquisition. In addition, under the Dyott Employment Agreement, Mr. Dyott is eligible to receive all other employee benefits and perquisites made available to Graphics' senior executives generally.

Under the Dyott Employment Agreement, if the employee's employment is terminated by Graphics "without cause" ("cause", as defined in the Dyott Employment Agreement, means a material breach by the employee of his obligations under the Dyott Employment Agreement; continued failure or refusal of the employee to substantially perform his duties to Graphics; a willful and material violation of Federal or state law applicable to Graphics or the employee's conviction of a felony or perpetration of a common law fraud; or other willful misconduct that is injurious to Graphics) or by the employee for "good reason" (which, as defined in the Dyott Employment Agreement, means a decrease in base pay or a failure by Graphics to pay material compensation due and payable; a material diminution of the employee's responsibilities or title; a material change in the employee's principal employment location; or a material breach by Graphics of a material term of the Dyott Employment Agreement), the employee will be entitled to a pro rata portion of the bonus for the year employment was terminated payable at the time bonuses are generally paid and salary continuation payments (and certain other benefits) through the greater of the remainder of the scheduled term and a period of two years beginning on the date of termination. The Dyott Employment Agreement contains confidentiality obligations that survive indefinitely and non-solicitation and non-competition obligations that end on the second anniversary of the date employment has ceased.

On July 15, 1998 Graphics entered into severance agreements with Joseph M. Milano and Timothy M. Davis which provide that in the event the employee's employment is terminated by Graphics without "cause", as defined above (but also including as "cause" competition with Graphics), or by the employee for "good reason", as defined above, the employee will be entitled to a pro rata portion of the bonus for the year employment was terminated payable at the time bonuses are generally paid and salary and benefit continuation for three years following termination. The severance agreements contain confidentiality obligations that survive indefinitely and non-solicitation and non-competition obligations that end on the third anniversary of the date employment has ceased.

Graphics is also a party to letter agreements with Larry R. Williams and Malcolm
J. Anderson which provide for a term of employment with an initial period of two years with one year automatic extensions. Such agreements also provide that in the event the employee's employment is terminated by Graphics without "cause", as defined in the severance agreements above, or by the employee for "good reason", as defined above, the employee will be entitled to base salary continuation for two years following termination. Such base salary payments will be reduced to the extent the employee receives compensation from another employer. The letter agreements contain confidentiality obligations that survive indefinitely and non-solicitation and non-competition obligations that end on the second anniversary of the date employment has ceased.

James T. Sullivan resigned as Chairman of the Board and Chief Executive Officer and as a director and employee of Holdings effective as of September 18, 1996 (the "Effective Date"). For the period commencing on the Effective Date and ending on April 8, 1999, Mr. Sullivan held the title of Vice Chairman of Holdings. Mr. Sullivan received salary continuation payments at an annual rate of $0.6 million through April 8, 1999. For two years thereafter, Mr. Sullivan will be engaged as a consultant to Holdings for which he will be paid an annual fee of $0.2 million. Under the terms of his resignation agreement, Mr. Sullivan was entitled, through April 8, 1999, to continue to participate in certain employee benefit plans provided by Holdings to its employees generally. Mr. Sullivan also received payment of his full supplemental retirement benefit under the American Color Graphics, Inc. Supplemental Executive Retirement Plan. Mr. Sullivan's resignation agreement also contains certain non-competition and non-solicitation obligations that end on April 8, 2001 as well as confidentiality obligations that continue indefinitely.

Compensation Committee Interlocks and Insider Participation

We have not maintained a formal compensation committee since the 1993 Acquisition. Mr. Dyott sets compensation in conjunction with the Board of Directors.

Repriced Options

During Fiscal Year 1998, certain common stock option agreements were modified to reprice options previously granted with a $50 exercise price to a $.01 exercise price. Based upon the Board of Directors determination, the new exercise price was not less than the fair market value of such options. See note 10 to our consolidated financial statements appearing elsewhere in this Report. The following table presents information concerning all repricing of options and SARs held by any executive officer during the last ten completed fiscal years.

                        Ten Year Option / SAR Repricings

                                                Number of        Market Price
                                               Securities        of Stock at       Exercise                          Length of
                                               Underlying          Time of         Price at         New           Original Option
                                              Options/SARs       Repricing or       Time of        Exercise      Term Remaining at
                                               Repriced or        Amendment        Repricing        Price        Date of Repricing
            Name                      Date     Amended (#)           ($)              ($)            ($)            or Amendment
------------------------------     --------   --------------    ---------------   ----------      ---------      -----------------
Stephen M. Dyott                   01/16/98        1,761              --                50           .01            8 yrs. 6 mo.
Chairman, President,               01/16/98          380              --                50           .01            7 yrs. 6 mo.
Chief Executive Officer            01/16/98          859              --                50           .01            6 yrs. 5 mo.
and Director                       01/16/98        2,300              --                50           .01            5 yrs. 0 mo.

Joseph M. Milano                   01/16/98          760              --                50           .01            8 yrs. 6 mo.
Executive  Vice President and      01/16/98          614              --                50           .01            7 yrs. 6 mo.
Chief Financial Officer            01/16/98          688              --                50           .01            6 yrs. 5 mo.
                                   01/16/98          102              --                50           .01            5 yrs. 0 mo.

Larry R. Williams                  01/16/98          125              --                50           .01            8 yrs. 6 mo.
Executive Vice President           01/16/98          526              --                50           .01            6 yrs. 5 mo.
Purchasing of Graphics

Timothy M. Davis                   01/16/98          290              --                50           .01            8 yrs. 6 mo.
Senior Vice President -            01/16/98          535              --                50           .01            6 yrs. 5 mo.
Administration, Secretary          01/16/98          255              --                50           .01            5 yrs. 0 mo.
and General Counsel

Malcolm J. Anderson                01/16/98          125              --                50           .01            8 yrs. 6 mo.
Executive Vice President           01/16/98          526              --                50           .01            6 yrs. 5 mo.
Operations of Graphics

Patrick W. Kellick                 01/16/98          257              --                50           .01            8 yrs. 6 mo.
Senior Vice President/             01/16/98          105              --                50           .01            6 yrs. 5 mo.
Corporate Controller and
Assistant Secretary

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information, as of March 31, 1999, concerning the persons having beneficial ownership of more than five percent of the capital stock of Holdings and the beneficial ownership thereof by each director and Named Executive Officer of Holdings and by all directors and executive officers of Holdings as a group. Each holder below has sole voting power and sole investment power over the shares designated below.

                                        Shares of Holdings         Percent        Shares of Holdings       Percent
Name                                       Common Stock           of Class         Preferred Stock        of Class
----                                       ------------           --------         ---------------        --------
The Morgan Stanley Leveraged Equity
Fund II, L.P.
1221 Ave. of the Americas
New York, NY 10020                             59,450               44.3                  2,727             52.2

MSCP III Entities (a)
1221 Ave. of the Americas
New York, NY 10020                             23,332               17.4                  1,070             20.5

First Plaza Group Trust
c/o Mellon Bank, N.A.
1 Mellon Bank Center
Pittsburgh, PA 15258                           17,000               12.7                    780             14.9

Leeway & Co.
c/o State Street
Master Trust Div. W6
One Enterprise Drive
North Quincy, MA 02171                         10,667                8.0                    489              9.4

Directors and Named Executive Officers:

     Stephen M. Dyott (b)                       7,117                5.2                    315              5.7

     Joseph M. Milano (c)                       2,898                2.1                    175              3.2

     Larry R. Williams (d)                        878                0.7                     --               --

     Timothy M. Davis (e)                       1,570                1.2                     88              1.7

     Malcolm J. Anderson (f)                      878                0.7                     --               --

     Michael M. Janson                             --                 --                     --               --

     Eric T. Fry                                   --                 --                     --               --

All current directors and
executive officers as a group (g)              16,492               11.6                    583             10.1

(a)      Includes Morgan Stanley Capital Partners III, L.P., Morgan Stanley Capital Investors, L.P. and MSCP III
         892 Investors, L.P.
(b)      Includes 3,042 common stock options and 292 preferred stock options exercisable within 60 days.
(c)      Includes 1,783 common stock options and 175 preferred stock options exercisable within 60 days.
(d)      Includes 452 common stock options exercisable within 60 days.
(e)      Includes 841 common stock options and 88 preferred stock options exercisable within 60 days.
(f)      Includes 452 common stock options exercisable within 60 days.
(g)      Includes 7,999 common stock options and 555 preferred stock options exercisable within 60 days.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The 1993 Acquisition

On April 8, 1993 (the "Acquisition Date"), pursuant to an Agreement and Plan of Merger dated March 12, 1993, as amended (the "Merger Agreement"), between Communications and SGI Acquisition Corp. ("Acquisition Corp."), Acquisition Corp. was merged with and into Communications (the "1993 Acquisition"). Acquisition Corp. was formed by The Morgan Stanley Leveraged Equity Fund II, L.P. ("MSLEF II"), certain institutional investors and certain members of management (the "Purchasing Group") for the purpose of acquiring a majority interest in Communications. Acquisition Corp. acquired a substantial and controlling majority interest in Communications in exchange for $40 million in cash. In the 1993 Acquisition, Communications continued as the surviving corporation and the separate corporate existence of Acquisition Corp. was terminated.

Pursuant to the Merger Agreement, (i) MSLEF II and the Purchasing Group made a $40 million equity investment in Holdings and acquired (a) 90% of the outstanding Holdings' common stock and (b) all the outstanding shares of the preferred stock of Holdings, with a total preference of $40 million and which, under certain circumstances, is convertible into shares of Holdings' common stock; and (ii) Golder, Thoma, & Cressey, an Illinois limited partnership ("GTC") and its affiliates received 4,987 shares of Holdings' common stock.

MSLEF II is an investment fund affiliated with MSDW. MSDW is a holding company that, through its subsidiaries, is a major international financial services firm. In addition, two of the current directors of Holdings are employees of Morgan Stanley & Co. Incorporated, an affiliate of MSLEF II and also a subsidiary of MSDW. As a result of these relationships, MSDW may be deemed to control the management and policies of Graphics and Holdings. In addition, MSDW may be deemed to control matters requiring shareholders' approval, including the election of all directors, the adoption of amendments to the Certificates of Incorporation of Holdings and Graphics and the approval of mergers and sales of all or substantially all of Graphics' and Holdings' assets.

Management Equity Participation. In connection with the 1993 Acquisition, certain members of our management at that time, including James T. Sullivan and Stephen M. Dyott (collectively, the "Management Investors"), invested an aggregate of approximately $2.3 million in Holdings and received an aggregate of 3,700 shares of Holdings Common Stock and 185 shares of Holdings' preferred stock.

Each Management Investor also entered into a Management Equity Agreement, dated as of April 8, 1993, with Holdings (collectively, the "Management Agreements"), pursuant to which, if a Management Investor's employment with us terminates for any reason, Holdings has the right to repurchase any of the shares of Holdings' common stock and Holdings' preferred stock held by such Management Investor at a price per share equal to the "Series AA Threshold Amount" (as defined in section 4.02(e)(viii) of Holdings' Certificate of Incorporation) applicable to such shares at such time divided by the number of shares of Holdings' preferred stock outstanding at such time. In the case of shares of Holdings' common stock held by such Management Investor, the repurchase price will be equal to fair market value. The payment of the repurchase price may be deferred (with interest) if the making of such payment would cause Holdings to violate any debt covenant or provision of applicable law, or if the Board of Directors of Holdings determines that Holdings is not financially capable of making such payment.

Stockholders' Agreement. In connection with the Shakopee Merger, Holdings, MSLEF II, other entities affiliated with MSDW and the other stockholders of Holdings entered into an amended and restated stockholders' agreement, dated as of August 14, 1995. The stockholders' agreement includes provisions requiring the delivery of certain shares of Holdings' common stock from the "Purchasers", as defined in the stockholders' agreement, which includes MSLEF II, certain institutional investors and members of management, to Holdings, depending upon the return realized by the Purchasers on their investment, and thereafter from Holdings to the "Existing Holders," as defined in the stockholders' agreement, which includes the stockholders' of Holdings immediately prior to the 1993 Acquisition. Depending upon the returns realized by the Purchasers on their investment, their interest in the Holdings' common stock could be reduced and the interest of the Existing Holders could be increased. The stockholders' agreement gives the Existing Holders, the right to designate a director of Holdings and the entities affiliated with MSDW also the right to designate a director. The stockholders' agreement contains rights of first refusal with regard to the issuance by Holdings of equity securities and sales by the stockholders of equity securities of Holdings owned by them, specified tag along and drag along provisions and registration rights. The stockholders' agreement also restricts our ability to enter into affiliate transactions unless the transaction is fair and reasonable, with terms no less favorable to us than if the transaction was completed on an arm's length basis.

Tax Sharing Agreement

Holdings and Graphics are parties to a tax sharing agreement effective July 27, 1989. Under the terms of the agreement, Graphics (whose income is consolidated with that of Holdings for federal income tax purposes) is liable to Holdings for amounts representing federal income taxes calculated on a "stand-alone basis". Each year Graphics pays to Holdings the lesser of (i) Graphics' federal tax liability computed on a stand-alone basis and (ii) its allocable share of the federal tax liability of the consolidated group. Accordingly, Holdings is not currently reimbursed for the separate tax liability of Graphics to the extent Holdings' losses reduce consolidated tax liability. Reimbursement for the use of such Holdings' losses will occur when the losses may be used to offset Holdings' income computed on a stand-alone basis. Graphics has also agreed to reimburse Holdings in the event of any adjustment (including interest or penalties) to consolidated income tax returns based upon Graphics' obligations with respect thereto. No reimbursement obligation currently exists between Graphics and Holdings. Also under the terms of the tax sharing agreement, Holdings has agreed to reimburse Graphics for refundable federal income tax equal to an amount which would be refundable to Graphics had Graphics filed separate federal income tax returns for all years under the agreement. Graphics and Holdings have also agreed to treat foreign, state and local income and franchise taxes for which there is consolidated or combined reporting in a manner consistent with the treatment of federal income taxes as described above.

Preferred Stock Option Plan

In Fiscal Year 1998, we established the ACG Holdings, Inc. Preferred Stock Option Plan (the "Preferred Stock Option Plan"). This plan is administered by the Committee and provides for granting up to 583 shares of Holdings' preferred stock. Stock options may be granted under this Preferred Stock Option Plan to officers and other key employees at the exercise price per share of preferred stock, as determined at the time of grant by the Committee in its sole discretion. All options are fully vested and are 100% exercisable at the date of grant. All options expire 10 years from date of grant. In Fiscal Year 1999 and Fiscal Year 1998, we granted options to purchase 29 shares and 526 shares, respectively, of preferred stock to certain key executives, at an exercise price of $1,909/share. See note 10 to our consolidated financial statements appearing elsewhere in this Report.

Other

MS&Co. acted as placement agent in connection with the original private placement of the Notes and received a placement fee of $5.6 million in connection therewith. MS&Co. is affiliated with entities that beneficially own a substantial majority of the outstanding shares of capital stock of Holdings. MS&Co. had a $5 million participation in the Old Term Loan Facility and received fees of approximately $0.3 million in connection therewith. In addition, Morgan Stanley Senior Funding, Inc. originally had a participation of approximately $35 million in the Bank Credit Agreement and received gross fees of approximately $0.5 million in connection therewith. On June 8, 1998, Morgan Stanley Senior Funding, Inc. reduced its participation in such credit facility to $11.5 million.

                                          PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) The following documents are filed as a part of this Report:

          Reports of Independent Auditors

      1 and 2. Financial Statements: The following Consolidated Financial Statements of Holdings are included in Part II, Item 8:

                  Consolidated balance sheets - March 31, 1999 and 1998

                  For the Years Ended March 31, 1999, 1998 and 1997:

                        Consolidated statements of operations
                        Consolidated statements of stockholders' deficit Consolidated statements of cash flows

                        Notes to Consolidated Financial Statements

                  Financial Statement Schedules: The following financial statement schedules of Holdings are filed as a part of this Report.

     Schedules                                                 Page No.

I.   Condensed Financial Information of Registrant.............  67
     Condensed Financial Statements (parent company only) for the years ended March 31, 1999, 1998, and 1997 and as of March 31, 1999 and 1998

II.  Valuation and qualifying accounts........................   74

      Schedules not listed above have been omitted because they are not applicable or are not required, or the information required to be set-forth therein is included in the Consolidated Financial Statements or notes thereto.

3. Exhibits: The exhibits listed on the accompanying Index to Exhibits immediately following the financial statement schedules are filed as part of, or incorporated by reference into, this Report.

Exhibit No.       Description
----------        ------------
   3.1            Certificate of Incorporation of Graphics, as amended to date*
   3.2            By-laws of Graphics, as amended to date*
   3.3            Restated Certificate of Incorporation of Holdings, as amended to date
   3.4            By-laws of Holdings, as amended to date*
   4.1            Indenture (including the form of Note), dated as of August 15,
                  1995, among Graphics, Holdings and NationsBank of Georgia,
                  National Association, as Trustee**
  10.1            Credit Agreement, dated as of August 15, 1995 and Amended and
                  Restated as of May 8, 1998, among Holdings, Graphics, GE
                  Capital Corporation as Documentation Agent, Morgan Stanley
                  Senior Funding, Inc. as Syndication Agent, Bankers Trust
                  Company as Administrative Agent and the parties signatory thereto++++
 10.1(a)          June 8, 1998, First Amendment to Amended and Restated Credit
                  Agreement dated as of May 8, 1998, among Holdings, Graphics,
                  GE Capital Corporation as Documentation Agent, Morgan Stanley
                  Senior Funding, Inc. as Syndication Agent, Bankers Trust
                  Company as Administrative Agent and the parties Signatory thereto++++
 10.1(b)          February 3, 1999, Second Amendment to Amended and Restated
                  Credit Agreement dated as of May 8, 1998, among Holdings,
                  Graphics, GE Capital Corporation as Documentation Agent,
                  Morgan Stanley Senior Funding, Inc. as Syndication Agent,
                  Bankers Trust Company as Administrative Agent and the parties
                  Signatory thereto****

Exhibit No.       Description
-----------       -----------
 10.2             Resignation letter, dated as of September 18, 1996, between
                  Graphics and James T. Sullivan***
 10.3(a)          Employment Agreement, dated as of April 8, 1993, between
                  Graphics and Stephen M. Dyott*
 10.3(b)          Amendment to Employment Agreement, dated December 1, 1994, between Graphics and Stephen M. Dyott++
 10.3(c)          Amendment to Employment Agreement, dated February 15, 1995, between Graphics and Stephen M. Dyott++
 10.3(d)          Amendment to Employment Agreement, dated September 18, 1996, between Graphics and Stephen M. Dyott***
 10.4             Severance Letter, dated September 1, 1995, between Graphics and Larry R. Williams
 10.5             Severance Letter, dated July 15, 1998, between Graphics and
                  Joseph M. Milano
 10.6             Severance Letter, dated July 15, 1998, between Graphics and
                  Timothy M. Davis
 10.7             Severance Letter, dated September 8, 1995, between Graphics and M. J. Anderson++++
 10.8             Amended and Restated Stockholders' Agreement, dated as of
                  August 14, 1995, among Holdings, the Morgan Stanley Leveraged
                  Equity Fund II, L.P., Morgan Stanley Capital Partners III,
                  L.P. and the additional parties named therein**
 10.8(a)          Amendment No. 1, dated January 16, 1998, to Amended and
                  Restated Stockholders' Agreement dated as of August 14, 1995 among Holdings, the Morgan Stanley Leveraged Equity Fund II,
                  L.P., Morgan Stanley Capital Partners III, L.P., and the additional parties named herein++++
 10.9             Stock Option Plan of Holdings++
 10.10            Term Loan Agreement, dated as of June 30, 1997, among
                  Holdings, Graphics, BT Commercial Corporation, as Agent,
                  Bankers Trust Company, as Issuing Bank, and the parties signatory thereto++++
 10.11            Holdings Common Stock Option Plan++++
 10.12            Holdings Preferred Stock Option Plan++++
 12.1             Statement Re:  Computation  of Ratio of Earnings to Fixed
                  Charges
 21.1             List of Subsidiaries
 27.0             Financial Data Schedule

-----------
* Incorporated by reference from Amendment No. 2 to Form S-1 filed on October 4, 1993 - Registration number 33-65702.
** Incorporated by reference from Form S-4 filed on September 19, 1995 - Registration number 33-97090.
++ Incorporated by reference from Amendment No. 2 to Form S-4 filed on November 22, 1995 - Registration number 33-97090.
*** Incorporated by reference from the Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 - Commission file number 33-97090.
++++ Incorporated by reference from the Annual Report on Form 10-K for fiscal year ended March 31, 1998 - Commission file number 33-97090.
**** Incorporated by reference from the Quarterly Report on Form 10-Q for the quarter ended December 31, 1998 - Commission file number 33-97090.

(b)Reports on Form 8-K:

   The following report on Form 8-K was filed during the fourth quarter of Fiscal Year 1999:

   1. Form 8-K filed with the Securities and Exchange Commission on February 4, 1999 under Item 5 to announce ACG's EBITDA for the three months ended December 31, 1998.

   ACG did not file any other reports on Form 8-K during the three months ended March 31, 1999.

           SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                               ACG HOLDINGS, INC.
                               Parent Company Only
                            Condensed Balance Sheets
                    (Dollars in thousands, except par values)



                                                            March 31,
                                                 -------------------------------
                                                      1999             1998
                                                 --------------   --------------
   Assets
   Current assets:


     Receivable from subsidiary                  $        601              676
                                                 --------------   --------------

                 Total assets                    $        601              676
                                                 ==============   ==============









See accompanying notes to condensed financial statements.


           SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                               ACG HOLDINGS, INC.
                               Parent Company Only
                            Condensed Balance Sheets
                    (Dollars in thousands, except par values)


                                                                      March 31,
                                                           ------------------------------
                                                                 1999            1998
                                                           -------------      -----------
Liabilities and Stockholders' Deficit
Current liabilities:

   Income taxes payable                                    $         128               53
                                                           -------------      -----------
        Total current liabilities                                    128               53

Liabilities of subsidiary in excess of assets                    119,779          106,708
                                                           -------------      -----------
        Total liabilities                                        119,907          106,761
                                                           -------------      -----------
Stockholders' deficit:

   Common stock, voting, $.01 par value, 5,852,223
   shares authorized, 134,250 shares and 134,812
   shares issued and outstanding at March 31, 1999
   and 1998, respectively                                              1                1

   Preferred Stock, $.01 par value, 15,823 shares
    authorized, 3,622 shares and 3,631 shares
    series AA convertible preferred stock issued and
    outstanding at March 31, 1999 and 1998, respectively,
    $40,000,000 liquidation preference, 1,606 shares
    Series BB convertible preferred stock issued and
    outstanding at March 31, 1999 and 1998, $17,500,000
    liquidation preference                                           --               --

   Additional paid-in capital                                     58,286           58,249

   Accumulated deficit                                          (174,905)        (162,250)

   Other accumulated comprehensive loss, net of tax               (2,688)          (2,085)
                                                           -------------      -----------
        Total stockholders' deficit                             (119,306)        (106,085)
                                                           -------------      -----------
Commitments and contingencies

         Total liabilities and stockholders' deficit       $        601              676
                                                           =============      ===========




See accompanying notes to condensed financial statements.

           SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                               ACG HOLDINGS, INC.
                               Parent Company Only
                       Condensed Statements of Operations
                                 (In thousands)





                                                Year Ended March 31,
                                    --------------------------------------------
                                          1999           1998          1997
                                    --------------   ------------   ------------

   Equity in loss of subsidiary     $   (12,468)       (29,895)      (31,703)
                                    --------------   ------------   ------------
         Net loss                   $   (12,468)       (29,895)      (31,703)
                                    ==============   ============   ============










See accompanying notes to condensed financial statements.

           SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                               ACG HOLDINGS, INC.
                               Parent Company Only
                       Condensed Statements of Cash Flows
                                 (In thousands)


                                                  Year Ended March 31,
                                        ---------------------------------------
                                            1999          1998          1997
                                        -----------    ----------    ----------

 Cash flows from operating activities        --            --            --

 Cash flows from investing activities        --            --            --

 Cash flows from financing activities        --            --            --
                                        -----------    ----------    ----------

        Net change in cash                   --            --            --
                                        ===========    ==========    ==========







See accompanying notes to condensed financial statements.

           SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                               ACG HOLDINGS, INC.
                               Parent Company Only
                     Notes to Condensed Financial Statements

Description of ACG Holdings, Inc.

Sullivan Communications, Inc. ("Communications"), together with its wholly-owned subsidiary, Sullivan Graphics, Inc., collectively the ("Company"), was formed in April 1989 under the name GBP Holdings, Inc. to effect the purchase of all the capital stock of GBP Industries, Inc. from its stockholders in a leveraged buyout transaction. In October 1989, GBP Holdings, Inc. changed its name to Sullivan Holdings, Inc. and GBP Industries, Inc. changed its name to Sullivan Graphics, Inc. Effective June 1993, Sullivan Holdings, Inc. changed its name to Sullivan Communications, Inc. Effective July 1997, Sullivan Communications, Inc. changed its name to ACG Holdings, Inc. ("Holdings") and Sullivan Graphics, Inc. changed its name to American Color Graphics, Inc. ("Graphics").

Holdings has no operations or significant assets other than its investment in Graphics. Holdings is dependent upon distributions from Graphics to fund its obligations. Under the terms of its debt agreements at March 31, 1999, Graphics' ability to pay dividends or lend to Holdings is either restricted or prohibited, except that Graphics may pay specified amounts to Holdings to fund the payment of Holdings' obligations pursuant to a tax sharing agreement (see note 4).

On April 8, 1993 (the "Acquisition Date"), pursuant to an Agreement and Plan of Merger dated as of March 12, 1993, as amended (the "Merger Agreement"), between Holdings and SGI Acquisition Corp. ("Acquisition Corp."), Acquisition Corp. was merged with and into Holdings (the "Acquisition"). Acquisition Corp. was formed by The Morgan Stanley Leveraged Equity Fund II, L.P., certain institutional investors and certain members of management (the "Purchasing Group") for the purpose of acquiring a majority interest in Holdings. Acquisition Corp. acquired a substantial and controlling majority interest in Holdings in exchange for $40 million in cash. In the Acquisition, Holdings continued as the surviving corporation and the separate corporate existence of Acquisition Corp. was terminated.

In connection with the Acquisition, the existing consulting agreement with the managing general partner of Holdings' majority stockholder was terminated and the related liabilities of Holdings were canceled. The agreement required Holdings to make minimum annual payments of $1 million for management advisory services subject to limitations in Graphics' debt agreements. No amounts were paid during the periods presented in these condensed financial statements.

   1. Basis of Presentation

      The accompanying condensed financial statements (parent company only) include the accounts of Holdings and its investments in Graphics accounted for in accordance with the equity method, and do not present the financial statements of Holdings and its subsidiary on a consolidated basis. These parent company only financial statements should be read in conjunction with ACG's consolidated financial statements. The Acquisition was accounted for under the purchase method of accounting applying the provisions on Accounting Principles Boards Opinion No. 16 ("APB 16").

   2. Guarantees

      As set forth in ACG's consolidated financial statements, a substantial portion of Graphics' long-term obligations has been guaranteed by Holdings.

      Holdings has guaranteed Graphics' indebtedness under the Bank Credit Agreement, which guarantee is secured by a pledge of all of Graphics' stock. Borrowings under the Bank Credit Agreement are secured by substantially all assets of Graphics. Holdings is restricted under its guarantee of the Bank Credit Agreement from, among other things, entering into mergers, acquisitions, incurring additional debt, or paying cash dividends.

           SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                               ACG HOLDINGS, INC.
                               Parent Company Only
                     Notes to Condensed Financial Statements

      On August 15, 1995, Graphics issued $185 million of Senior Subordinated Notes (the "Notes") bearing interest at 12 3/4% and maturing August 1, 2005. The Notes are guaranteed on a senior subordinated basis by Holdings and are subordinate to all existing and future senior indebtedness, as defined, of Graphics.

      On May 8, 1998, ACG refinanced all outstanding indebtedness under the Old Bank Credit Agreement and the Old Term Loan Facility (see note 5 below for a discussion of the terms of this refinancing transaction).

   3. Dividends from Subsidiaries and Investees

      No cash dividends were paid to Holdings from any consolidated subsidiaries, unconsolidated subsidiaries or investees accounted for by the equity method during the periods reflected in these condensed financial statements.

   4. Tax Sharing Agreement

      Holdings and Graphics are parties to a tax sharing agreement effective July 27, 1989. Under the terms of the agreement, Graphics (whose income is consolidated with that of Holdings for federal income tax purposes) is liable to Holdings for amounts representing federal income taxes calculated on a "stand-alone basis". Each year Graphics pays to Holdings the lesser of (i) Graphics' federal tax liability computed on a stand-alone basis and (ii) its allocable share of the federal tax liability of the consolidated group. Accordingly, Holdings is not currently reimbursed for the separate tax liability of Graphics to the extent Holdings' losses reduce consolidated tax liability. Reimbursement for the use of such Holdings' losses will occur when the losses may be used to offset Holdings' income computed on a stand-alone basis. Graphics has also agreed to reimburse Holdings in the event of any adjustment (including interest or penalties) to consolidated income tax returns based upon Graphics' obligations with respect thereto. Also, under the terms of the tax sharing agreement, Holdings has agreed to reimburse Graphics for refundable federal income taxes equal to an amount which would be refundable to Graphics had Graphics filed separate federal income tax returns for all years under the agreement. Graphics and Holdings have also agreed to treat foreign, state and local income and franchise taxes for which there is consolidated or combined reporting in a manner consistent with the treatment of federal income taxes as described above.

   5.  Refinancing Transaction

      On May 8, 1998, ACG completed a refinancing transaction (the "1998 Refinancing") which included the following: (1) ACG entered into a $145 million credit facility with a syndicate of lenders (the "Bank Credit Agreement") which includes an $11.5 million participation by Morgan Stanley Senior Funding, Inc., a related party, providing for a $70 million revolving credit facility which is not subject to a borrowing base limitation (the "Revolving Credit Facility") maturing on March 31, 2004, a $25 million amortizing term loan facility maturing on March 31, 2004 (the "A Term Loan Facility") and a $50 million amortizing term loan facility maturing on March 31, 2005 (the "B Term Loan Facility"); (2) the repayment of all $57.0 million of indebtedness outstanding under ACG's previous credit agreement, as amended (the "Old Bank Credit Agreement") (plus accrued interest to the date of repayment); (3) the repayment of all $25.0 million of indebtedness outstanding under the $25 million term loan facility which included a $5 million participation by Morgan Stanley Senior Funding, Inc., a related party, which was to mature on March 31, 2001 (the "Old Term Loan Facility") (plus accrued interest to the date of repayment) and (4) the payment of fees and expenses associated with the 1998 Refinancing. In addition, ACG recorded an extraordinary loss related to early extinguishment of debt of $4.1 million, net of zero taxes, associated with the write-off of deferred financing costs related to refinanced indebtedness in the quarter ended June 30, 1998.

      Interest under the Bank Credit Agreement is floating based upon existing market rates plus agreed upon margin levels. In addition, ACG is obligated to pay specific commitment and letter of credit fees. Such margin levels and fees reduce over the term of the agreement subject to the achievement of certain Leverage Ratio measures.

           SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                               ACG HOLDINGS, INC.
                               Parent Company Only
                     Notes to Condensed Financial Statements

      Borrowings under the Bank Credit Agreement are secured by substantially all of ACG's assets. In addition, Holdings has guaranteed the indebtedness under the Bank Credit Agreement, which guarantee is secured by a pledge of all of Graphics' and its subsidiaries' stock. The new agreement (1) requires satisfaction of certain financial covenants including Minimum Consolidated EBITDA, Consolidated Interest Coverage Ratio and Leverage Ratio requirements, (2) requires prepayments in certain circumstances including excess cash flows, proceeds from asset dispositions in excess of prescribed levels and certain capital structure transactions and (3) contains various restrictions and limitations on the following items: (a) the level of capital spending, (b) the incurrence of additional indebtedness, (c) mergers, acquisitions, investments and similar transactions and (d) dividends and other distributions. In addition, the agreement includes various other customary affirmative and negative covenants. Graphics' ability to pay dividends or lend funds to Holdings is restricted.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
ACG HOLDINGS, INC.



                                Balance     Additions                             Balance
                                   at        Charged                                at
                                Beginning      to                       Other     End of
                                of Period    Expense    Write-offs   Adjustments  Period
                                ---------   --------    ----------   -----------  -------
                                                    (in thousands)
Fiscal Year ended March 31, 1999

   Allowance for doubtful
    accounts                    $ 2,112        2,510     (1,762)          --    $  2,860

   Reserve for inventory
    obsolescence                $   265          374        (51)          --    $    588

   Income tax valuation
    allowance                   $37,222           --        -- (a)     4,238    $ 41,460


Fiscal Year ended March 31, 1998

   Allowance for doubtful
    accounts                    $ 5,879          908     (4,675)          --    $  2,112

   Reserve for inventory
    obsolescence                $   169          184        (47)         (41)   $    265

   Income tax valuation
    allowance                   $30,138           --         --(a)     7,084    $ 37,222


Fiscal Year ended March 31, 1997

   Allowance for doubtful
    accounts                    $  4,830       4,847     (3,798)          --    $  5,879

   Reserve for inventory
    obsolescence                $    711         318        (45)        (815)   $    169

   Income tax valuation
    allowance                   $ 21,210          --         -- (a)    8,928    $ 30,138



(a) The increase in the valuation allowance primarily relates to current year losses for which no tax benefit has been recorded.

                                 SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrants have duly caused this Report to be signed on their behalf by the undersigned thereunto duly authorized.

                             ACG Holdings, Inc.

                        American Color Graphics, Inc.

                                                                     Date



                       /s/     Stephen M. Dyott                 June 29, 1999
                       -----------------------------------
                               Stephen M. Dyott
                       Chairman, President and Chief Executive Officer
                               ACG Holdings, Inc.
                       Chairman, President and Chief Executive Officer
                           American Color Graphics, Inc.
             Director of ACG Holdings, Inc. and American Color Graphics, Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons in the capacities and on the dates indicated.


         Signature                      Title                        Date

 /s/ Joseph M. Milano
---------------------------    Executive Vice President         June 29, 1999
    (Joseph M. Milano)         Chief Financial Officer




 /s/ Patrick W. Kellick
---------------------------      Senior Vice President          June 29, 1999
    (Patrick W. Kellick)         Corporate Controller
                                 Assistant Secretary
                              (Principal Accounting Officer)



 /s/ Michael M. Janson
---------------------------             Director                June 29, 1999
    (Michael M. Janson)



 /s/ Eric T. Fry
---------------------------             Director                June 29, 1999
    (Eric T. Fry)

                               ACG HOLDINGS, INC.
                           Annual Report on Form 10-K
                        Fiscal Year Ended March 31, 1999

                                Index to Exhibits

Exhibit No.       Description
----------        ------------
   3.1            Certificate of Incorporation of Graphics, as amended to date*
   3.2            By-laws of Graphics, as amended to date*
   3.3            Restated Certificate of Incorporation of Holdings, as amended to date
   3.4            By-laws of Holdings, as amended to date*
   4.1            Indenture (including the form of Note), dated as of August 15,
                  1995, among Graphics, Holdings and NationsBank of Georgia,
                  National Association, as Trustee**
  10.1            Credit Agreement, dated as of August 15, 1995 and Amended and
                  Restated as of May 8, 1998, among Holdings, Graphics, GE
                  Capital Corporation as Documentation Agent, Morgan Stanley
                  Senior Funding, Inc. as Syndication Agent, Bankers Trust
                  Company as Administrative Agent and the parties signatory thereto++++
 10.1(a)          June 8, 1998, First Amendment to Amended and Restated Credit
                  Agreement dated as of May 8, 1998, among Holdings, Graphics,
                  GE Capital Corporation as Documentation Agent, Morgan Stanley
                  Senior Funding, Inc. as Syndication Agent, Bankers Trust
                  Company as Administrative Agent and the parties signatory thereto++++
 10.1(b)          February 3, 1999, Second Amendment to Amended and Restated
                  Credit Agreement dated as of May 8, 1998, among Holdings,
                  Graphics, GE Capital Corporation as Documentation Agent,
                  Morgan Stanley Senior Funding, Inc. as Syndication Agent,
                  Bankers Trust Company as Administrative Agent and the parties
                  Signatory thereto****
 10.2             Resignation letter, dated as of September 18, 1996, between
                  Graphics and James T. Sullivan***
 10.3(a)          Employment Agreement, dated as of April 8, 1993, between
                  Graphics and Stephen M. Dyott*
 10.3(b)          Amendment to Employment Agreement, dated December 1, 1994, between Graphics and Stephen M. Dyott++
 10.3(c)          Amendment to Employment Agreement, dated February 15, 1995, between Graphics and Stephen M. Dyott++
 10.3(d)          Amendment to Employment Agreement, dated September 18, 1996, between Graphics and Stephen M. Dyott***
 10.4             Severance Letter, dated September 1, 1995, between Graphics and Larry R. Williams
 10.5             Severance Letter, dated July 15, 1998, between Graphics and
                  Joseph M. Milano
 10.6             Severance Letter, dated July 15, 1998, between Graphics and
                  Timothy M. Davis
 10.7             Severance Letter, dated September 8, 1995, between Graphics and M. J. Anderson++++
 10.8             Amended and Restated Stockholders' Agreement, dated as of
                  August 14, 1995, among Holdings, the Morgan Stanley Leveraged
                  Equity Fund II, L.P., Morgan Stanley Capital Partners III,
                  L.P. and the additional parties named therein**
 10.8(a)          Amendment No. 1, dated January 16, 1998, to Amended and
                  Restated Stockholders' Agreement dated as of August 14, 1995 among Holdings, the Morgan Stanley Leveraged Equity Fund II,
                  L.P., Morgan Stanley Capital Partners III, L.P., and the additional parties named herein++++
 10.9             Stock Option Plan of Holdings++
 10.10            Term Loan Agreement, dated as of June 30, 1997, among
                  Holdings, Graphics, BT Commercial Corporation, as Agent,
                  Bankers Trust Company, as Issuing Bank, and the parties signatory thereto++++
 10.11            Holdings Common Stock Option Plan++++
 10.12            Holdings Preferred Stock Option Plan++++
 12.1             Statement Re: Computation of Ratio of Earnings to Fixed
                  Charges
 21.1             List of Subsidiaries
 27.0             Financial Data Schedule

-----------
* Incorporated by reference from Amendment No. 2 to Form S-1 filed on October 4, 1993 - Registration number 33-65702.
** Incorporated by reference from Form S-4 filed on September 19, 1995 - Registration number 33-97090.
++ Incorporated by reference from Amendment No. 2 to Form S-4 filed on November 22, 1995 - Registration number 33-97090.
*** Incorporated by reference from the Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 - Commission file number 33-97090.
++++ Incorporated by reference from the Annual Report on Form 10-K for fiscal year ended March 31, 1998 - Commission file number 33-97090.
**** Incorporated by reference from the Quarterly Report on Form 10-Q for the quarter ended December 31, 1998 - Commission file number 33-97090.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.      Indemnification of Directors and Officers.

Graphics

        The Business Corporation Law of the State of New York (the "New York Law") permits indemnification of directors, employees and agents of corporations under certain conditions and subject to certain limitations. Pursuant to the New York Law, Graphics has included in its Certificate of Incorporation and bylaws a provision to eliminate the personal liability of its directors for monetary damages for breach or alleged breach of their duty of care to the fullest extent permitted by the New York Law and to provide that Graphics shall indemnify its directors and officers to the fullest extent permitted by the New York Law.

Holdings

        The General Corporation Law of the State of Delaware (the "Delaware Law") permits indemnification of directors, employees and agents of corporations under certain conditions and subject to certain limitations. Pursuant to the Delaware Law, Holdings has included in its Restated Certificate of Incorporation and bylaws a provision to eliminate the personal liability of its directors for monetary damages for breach or alleged breach of their duty of care to the fullest extent permitted by the Delaware Law and to provide that Holdings shall indemnify its directors and officers to the fullest extent permitted by the Delaware Law.

        Each party to the Stockholders' Agreement has agreed that no past, current or future director or officer of Holdings shall have any liability (whether direct or indirect, in contract, tort or otherwise) to such party arising out of or relating to any action or omission of such director or officer in his or her capacity as a director or officer of Holdings, except to the extent that any loss, claim, damage or liability is found in a final judgment of a court to have resulted from such director's or officer's bad faith, willful misconduct or gross negligence. Furthermore, each party to the Stockholders' Agreement will discharge and release each such director and officer from, and waive and relinquish any and all rights to, any and all claims, demands, rights of action or causes of action arising out of or relating to any action or omission of such director or officer in his or her capacity as a director or officer of Holdings, except to the extent that any loss, claim, damage or liability is found in a final judgment of a court to have resulted from such director's or officer's bad faith, willful misconduct or gross negligence.

Item 15.            Recent Sales of Unregistered Securities.
                    See Item 5 of Part II of the Annual Report attached as Appendix 1 to the Prospectus.

Item 16.            Exhibits and Financial Statement Schedules.
     (a)            Exhibits.
     3.1 Certificate of Incorporation of Graphics, as amended to date*
     3.2            By-laws of Graphics, as amended to date*
     3.3 Restated Certificate of Incorporation of Holdings, as amended to date*****
     3.4            By-laws of Holdings, as amended to date*
     4.1 Indenture (including the form of New Note), dated as of August 15, 1995, among Graphics, Holdings and NationsBank of Georgia, National Association, as Trustee**
     5.1 Opinion of Shearman & Sterling regarding the legality of the securities being registered++
     8.1            Opinion of Shearman & Sterling regarding tax matters++
    10.1 Credit Agreement, dated as of August 15, 1995 and as of May 8, 1998, among Holdings, Graphics, GE Capital Corporation as Documentation Agent, Morgan Stanley Senior Funding, Inc. as Syndication Agent, Bankers Trust Company as Administrative Agent and the parties signatory thereto++++

    10.1(a) June 8, 1998, First Amendment to Credit Agreement dated as of May 8, 1998, among Holdings, Graphics, GE Capital Corporation as Documentation Agent, Morgan Stanley Senior Funding, Inc. as Syndication Agent, Bankers Trust Company as Administrative Agent and the parties signatory thereto++++
    10.1(b) February 3, 1999, Second Amendment to Credit Agreement dated as of May 8, 1998, among Holdings, Graphics, GE Capital Corporation as Documentation Agent, Morgan Stanley Senior Funding, Inc. as Syndication Agent, Bankers Trust Company as Administrative Agent and the parties signatory thereto****
    10.2 Resignation Letter, dated as of September 18, 1996, between Graphics and James T. Sullivan***
    10.3(a) Employment Agreement, dated as of April 8, 1993, between Graphics and Stephen M. Dyott*
    10.3(b) Amendment to Employment Agreement, dated December 1, 1994, between Graphics and Stephen M. Dyott++
    10.3(c) Amendment to Employment Agreement, dated February 15, 1995, between Graphics and Stephen M. Dyott++
    10.3(d) Amendment to Employment Agreement, dated September 18, 1996, between Graphics and Stephen M. Dyott***
    10.4 Severance Letter, dated September 1, 1995, between Graphics and Larry Williams*****
    10.5 Severance Letter, dated July 15, 1998, between Graphics and Joseph M. Milano*****
    10.6 Severance Letter, dated July 15, 1998, between Graphics and Timothy M. Davis*****
    10.7 Severance Letter, dated September 8, 1995, between Graphics and M.J. Anderson++++
    10.8 Amended and Restated Stockholders' Agreement, dated as of August 14, 1995, among Holdings, the Morgan Stanley Leveraged Equity Fund II, L.P., Morgan Stanley Capital Partners III, L.P. and the additional parties named therein**
    10.8(a) Amendment No. 1, dated January 16, 1998, to Stockholders' Agreement, dated as of August 14, 1995, among Holdings, the Morgan Stanley Leveraged Equity Fund II, L.P., Morgan Stanley Capital Partners III, L.P. and the additional parties named therein++++
    10.9            Stock Option Plan of Holdings++
    10.10 Term Loan Agreement, dated as of June 30, 1997, among Holdings, Graphics, BT Commercial Corporation, as Agent, Bankers Trust Company as Issuing Bank, and the parties signatory thereto++++
    10.11           Common Stock Option Plan of Holdings++++
    10.12           Preferred Stock Option Plan of Holdings++++
    12.1 Statements re computation of ratio of earnings to fixed charges*****
    21.1            List of Subsidiaries of Holdings*****
    23.1            Consent of Ernst & Young LLP
    23.2 Consent of Shearman & Sterling (included in its opinion filed as Exhibit 5.1)++
    24.1            Powers of Attorney**
    25.1 Statement of Eligibility of NationsBank of Georgia, National Association on Form T-1 (bound separately)**

_________________
* Incorporated by reference from Amendment No. 2 to Form S-1 filed on October 4, 1993 - Registration number 33-65702.
** Incorporated by reference from Form S-4 filed on September 19, 1995 - Registration number 33-97090.
++ Incorporated by reference from Amendment No. 2 to Form S-4 filed on November 22, 1995 - Registration number 33-97090.
*** Incorporated by reference from the Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 - Commission file number 33-97090.
++++ Incorporated by reference from the Annual Report on Form 10-K for fiscal year ended March 31, 1998 - Commission file number 33-97090.
**** Incorporated by reference from the Quarterly Report on Form 10-Q for the quarter ended December 31, 1998 - Commission file number 33-97090.

***** Incorporated by reference from the Annual Report on Form 10-K for fiscal year ended March 31, 1999 - Commission file number 33-97090.


        (b) Financial Statement Schedules.

       See Part IV of the Annual Report attached as Appendix 1 to the
Prospectus.

Item 17.          Undertakings.

       The Registrants hereby undertake:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                           (i) To include any prospectus required by section
                  10(a)(3) of the Securities Act of 1933;

                           (ii) To reflect in the prospectus any facts or events
                  arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                           (iii) To include any material information with
                  respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

       Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrants pursuant to the provisions described above, or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the paying by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

       Pursuant to the requirements of the Securities Act, American Color Graphics, Inc. has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford, State of Connecticut, on July 9, 1999.

                                        AMERICAN COLOR GRAPHICS, INC.


                                        By: /s/ Joseph M. Milano
                                            -------------------------------
                                            Joseph M. Milano
                                            Executive Vice President and
                                              Chief Financial Officer

         Pursuant to the requirements of the Securities Act, this Amendment to the Registration Statement has been signed by the following persons in the capacities indicated on July 9, 1999.

Signature                           Title
---------                           -----

                               Chairman, Chief Executive Officer, President and
             *                 Director
-------------------------      (Principal Executive Officer)
Stephen M. Dyott


/s/ Joseph M. Milano           Executive Vice President and Chief Financial
-------------------------      Officer
Joseph M. Milano               (Principal Financial Officer)


              *                Senior Vice President, Corporate Controller
-------------------------      and Assistant Secretary
Patrick W. Kellick             (Principal Accounting Officer)


/s/ Michael M. Janson          Director
-------------------------
Michael M. Janson


/s/ Eric T. Fry                Director
-------------------------
Eric T. Fry


*By: /s/ Joseph M. Milano
     -------------------------
     Joseph M. Milano
     Attorney-in-fact

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act, ACG Holdings, Inc. has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford, State of Connecticut, on July 9, 1999.

                                        ACG HOLDINGS, INC.


                                        By: /s/ Joseph M. Milano
                                            -------------------------------
                                            Joseph M. Milano
                                            Executive Vice President and
                                              Chief Financial Officer

          Pursuant to the requirements of the Securities Act, this Amendment to the Registration Statement has been signed by the following persons in the capacities indicated on July 9, 1999.

Signature                           Title
---------                           -----

                               Chairman, Chief Executive Officer, President and
             *                 Director
-------------------------      (Principal Executive Officer)
Stephen M. Dyott


/s/ Joseph M. Milano           Executive Vice President and Chief Financial
-------------------------      Officer
Joseph M. Milano               (Principal Financial Officer)


              *                Senior Vice President, Corporate Controller
-------------------------      and Assistant Secretary
Patrick W. Kellick             (Principal Accounting Officer)


/s/ Michael M. Janson          Director
-------------------------
Michael M. Janson


/s/ Eric T. Fry                Director
-------------------------
Eric T. Fry


*By: /s/ Joseph M. Milano
     -------------------------
     Joseph M. Milano
     Attorney-in-fact

                                  EXHIBIT INDEX



Exhibit No.         Description


     3.1 Certificate of Incorporation of Graphics, as amended to date*
     3.2            By-laws of Graphics, as amended to date*
     3.3 Restated Certificate of Incorporation of Holdings, as amended to date*****
     3.4            By-laws of Holdings, as amended to date*
     4.1 Indenture (including the form of New Note), dated as of August 15, 1995, among Graphics, Holdings and NationsBank of Georgia, National Association, as Trustee**
     5.1 Opinion of Shearman & Sterling regarding the legality of the securities being registered++
     8.1            Opinion of Shearman & Sterling regarding tax matters++
    10.1 Credit Agreement, dated as of August 15, 1995 and as of May 8, 1998, among Holdings, Graphics, GE Capital Corporation as Documentation Agent, Morgan Stanley Senior Funding, Inc. as Syndication Agent, Bankers Trust Company as Administrative Agent and the parties signatory thereto++++
    10.1(a) June 8, 1998, First Amendment to Credit Agreement dated as of May 8, 1998, among Holdings, Graphics, GE Capital Corporation as Documentation Agent, Morgan Stanley Senior Funding, Inc. as Syndication Agent, Bankers Trust Company as Administrative Agent and the parties signatory thereto++++
    10.1(b) February 3, 1999, Second Amendment to Credit Agreement dated as of May 8, 1998, among Holdings, Graphics, GE Capital Corporation as Documentation Agent, Morgan Stanley Senior Funding, Inc. as Syndication Agent, Bankers Trust Company as Administrative Agent and the parties signatory thereto****
    10.2 Resignation Letter, dated as of September 18, 1996, between Graphics and James T. Sullivan***
    10.3(a) Employment Agreement, dated as of April 8, 1993, between Graphics and Stephen M. Dyott*
    10.3(b) Amendment to Employment Agreement, dated December 1, 1994, between Graphics and Stephen M. Dyott++
    10.3(c) Amendment to Employment Agreement, dated February 15, 1995, between Graphics and Stephen M. Dyott++
    10.3(d) Amendment to Employment Agreement, dated September 18, 1996, between Graphics and Stephen M. Dyott***
    10.4 Severance Letter, dated September 1, 1995, between Graphics and Larry Williams*****
    10.5 Severance Letter, dated July 15, 1998, between Graphics and Joseph M. Milano*****
    10.6 Severance Letter, dated July 15, 1998, between Graphics and Timothy M. Davis*****
    10.7 Severance Letter, dated September 8, 1995, between Graphics and M.J. Anderson++++
    10.8 Amended and Restated Stockholders' Agreement, dated as of August 14, 1995, among Holdings, the Morgan Stanley Leveraged Equity Fund II, L.P., Morgan Stanley Capital Partners III, L.P. and the additional parties named therein**
    10.8(a) Amendment No. 1, dated January 16, 1998, to Stockholders' Agreement, dated as of August 14, 1995, among Holdings, the Morgan Stanley Leveraged Equity Fund II, L.P., Morgan Stanley Capital Partners III, L.P. and the additional parties named therein++++
    10.9            Stock Option Plan of Holdings++
    10.10 Term Loan Agreement, dated as of June 30, 1997, among Holdings, Graphics, BT Commercial Corporation, as Agent, Bankers Trust Company as Issuing Bank, and the parties signatory thereto++++
    10.11           Common Stock Option Plan of Holdings++++
    10.12           Preferred Stock Option Plan of Holdings++++
    12.1 Statements re computation of ratio of earnings to fixed charges*****
    21.1            List of Subsidiaries of Holdings*****
    23.1            Consent of Ernst & Young LLP
    23.2 Consent of Shearman & Sterling (included in its opinion filed as Exhibit 5.1)++
    24.1            Powers of Attorney**
    25.1 Statement of Eligibility of NationsBank of Georgia, National Association on Form T-1 (bound separately)**

____________________
      * Incorporated by reference from Amendment No. 2 to Form S-1 filed on October 4, 1993 - Registration number 33-65702.
      ** Incorporated by reference from Form S-4 filed on September 19, 1995 - Registration number 33-97090.
      ++ Incorporated by reference from Amendment No. 2 to Form S-4 filed on November 22, 1995 - Registration number 33-97090.
      *** Incorporated by reference from the Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 - Commission file number 33-97090.
      ++++ Incorporated by reference from the Annual Report on Form 10-K for fiscal year ended March 31, 1998 - Commission file number 33-97090.
      **** Incorporated by reference from the Quarterly Report on Form 10-Q for the quarter ended December 31, 1998 - Commission file number 33-97090.
      ***** Incorporated by reference from the Annual Report on Form 10-K for fiscal year ended March 31, 1999 - Commission file number 33-97090.